Filed Pursuant to Rule 424(b)(5)

Registration No. 333-139854

333-139854-01

333-139854-02

333-139854-03

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common stock, par value $0.10	11,725,000	$34.00	$398,650,000	$42,656

(1)	Includes the share purchase rights attached to each such share of common stock.
(2)	Includes shares of common stock that the underwriters may purchase upon exercise of options solely to cover over-allotments.
(3)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 8, 2007)

10,294,118 Shares

Common Stock

We are offering 10,294,118 shares of common stock with this prospectus supplement. The closing of this offering is conditioned on the concurrent consummation of our acquisition of substantially all of the Power Systems business of Rockwell Automation, Inc. Concurrently with this offering, we are offering senior notes. This offering is not conditioned on the consummation of the senior notes offering.

Our common stock is traded on the New York Stock Exchange under the symbol “BEZ.” On January 25, 2007, the last reported sales price of our common stock was $35.48 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page S-15 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$34.00	$350,000,012
Underwriting discounts and commissions	$ 1.53	$ 15,750,001
Proceeds, before expenses, to us	$32.47	$334,250,011

The underwriters may also purchase up to an additional 1,430,882 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $17,939,250, and our total proceeds, before expenses, will be $380,710,750.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about January 31, 2007.

Sole Book-Running Manager

UBS Investment Bank

Bear, Stearns & Co. Inc.                        Stephens Inc.

Robert W. Baird & Co.	A.G. Edwards
Sidoti & Company, LLC	SunTrust Robinson Humphrey

The date of this prospectus supplement is January 25, 2007

BALDOR

Value Formula®

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

Q = Quality *S = Service*

C = Cost *T = Time*

P = Perceived

Motors <1 - 60 Horsepower

Product Description
Stock and custom AC and DC motors fractional to 60 horsepower. Designed in open and totally enclosed configurations.

Major End Markets
Food & beverage, agriculture, pharmaceutical, machine tools, metals, paper and allied products, material handling and more…

Typical Applications
Fans, pumps, conveyors, HVAC, compressors, general machinery and more…

Product Trade Names
Super-E®, Standard-E®, SSE™ Washdown Duty, Dirty Duty®, Sabre®, Calibre®, EZ Kleen®, EZ Kleen Plus®, Ultra Kleen® Motors, RPM® AC Motors, V*S Inverter Duty Motors.

Motors 75 – 200 Horsepower

Product Description
Stock and custom, AC and DC motors. Open and totally enclosed design configurations, both roll steel band and cast iron for industrial duty applications.

Major End Markets
Food & beverage, agriculture, pulp & paper, metals, mining, plastics, rubber and more…

Typical Applications
Fans, pumps, HVAC, compressors, conveyors, extruders, general machinery and more…

Product Trade Names
Super-E®, Standard-E®, Sabre® Motors, Calibre® Motors, RPM® AC Motors, and V*S Inverter Duty Motors.

Motors 250 – 15,000 Horsepower*

Product Description
AC and DC motors, cast iron construction in open and totally enclosed design configurations for rugged application use.

Major End Markets
Pulp & paper, metals, mining, aggregates, plastics, rubber, chemical, petroleum and more…

Typical Applications
Fans, pumps, compressors, conveyors, crushers, winders, extruders, general machinery and more…

Product Trade Names
Super-E®, Standard-E®, V*S Inverter Duty Motors, Liberator.

RELIANCE

* To be acquired from Rockwell Automation, Inc.

BALDOR

AC and DC Drives

Product Description
AC and DC drives used to control the performance of the motor. AC drives from fractional to 1,000 horsepower in both inverter and vector control designs. DC drives from fractional to 500 horsepower.

BALDOR
BALDOR

Major End Markets
Food & beverage, agriculture, pulp & paper, metals, mining, plastics, rubber and more…

Typical Applications
Fans, pumps, conveyors, HVAC, compressors, general machinery and more…

Product Trade Names
H2® Inverter Drive, H2® Vector Control, H2® Servo Control

Generators

Product Description
Industrial emergency standby and prime power generators from 1.3 to 2,000 kilowatts. Portable light towers to 8 kilowatts.

Major End Markets
Telecommunications, health care, military, government, municipal, rental, construction, and more…

Typical Applications
Standby emergency power, prime power for remote locations, job-site power for new construction, portable lighting for industrial and convention services applications and more…

Product Trade Names
Pow'r Gard® Generators, Pow'r Lite® Portable Light Towers, Power Chief® and Premier® Portable Generators.

Motion Control Products

Product Description
Rotary and linear servomotors, controllers, amplifiers and ancillary devices used for precision motion control and high performance.

Major End Markets
Food & beverage, pharmaceutical, machine tools, medical, material handling and more…

Typical Applications
Robotics, pick & place equipment, X-ray tables, metal forming, dispensing, sorting and more…

Product Trade Names
MultiFlex®, MicroFlex®, MotiFlex®, Flex+®, Flex+II®

Mechanical Power Transmission Components*

Product Description
Light to heavy duty engineered bearings, gearing, pulleys and couplings used in a wide variety of power transmission equipment applications across most industries.

Major End Markets
Process industries, mining, forest products, food & beverage, aggregates, metals and more…

Typical Applications
Conveyors, crushers, mixers, material handlers, and more…

Product Trade Names
Grip Tight®, EZ Kleen®, Unisphere II®, EZ Link®, Torque Arm II®, Quantis®, Tigear®

DODGE

* To be acquired from Rockwell Automation, Inc.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date after their respective dates.

Prospectus Supplement

Prospectus

About This Prospectus	i

Where You Can Find More Information	i

Incorporation of Certain Information by Reference	ii

Special Note Regarding Forward-Looking Statements	ii

Baldor Electric Company	1

Risk Factors	1

Description of Securities We May Offer	2
Debt Securities and Guarantees	2
Preferred Stock	4
Common Stock	7

Ratios of Earnings to Fixed Charges	10

Use of Proceeds	10

Validity of the Securities	10

Experts	10

“Baldor®”, “Super-E®”, “Standard-E®”, “SSE™ Washdown Duty”, “Dirty Duty®”, “H2® Inverter Drive”, “H2® Vector Control”, “H2® Servo Control”, “FLEX FLOW™”, “MultiFlex®”, “MicroFlex®”, “MotiFlex®”, “Flex+®”, “Flex+II®”, “MINT™”, “Pow’r Guard® Generators”, “Pow’r Lite® Portable Light Towers”, “Power Chief®”, and “Premier® Portable Generators” are registered or unregistered trademarks of Baldor Electric Company. “Reliance®”, “Reliance Electric™”, “Dodge®”, “EZ-KLEEN®”, “EZ-KLEEN PLUS®”, “ULTRA KLEEN® Motors”, “Grip Tight®”, “V*S®”, “Sabre®”, “Calibre®”, “RPM® AC Motors”, “Liberator®”, “Para-Flex®”, “Torque-Arm™”, “Unisphere II”, “EZ Link®”, “Quantis®” and “Tigear®” are registered or unregistered trademarks of Reliance Electric Company. This prospectus supplement and the accompanying prospectus may also contain trademarks and service marks of other companies.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and other important information relating to this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, NY 10005, on which our common stock is listed.

This prospectus supplement and the accompanying prospectus, which forms a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus supplement or the accompanying prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows the “incorporation by reference” of the information filed by us with the SEC into the accompanying prospectus, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of the accompanying prospectus, as supplemented by this prospectus supplement. Information that we file later with the SEC will automatically update and supersede the previously filed information. The documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than any portion of any such filing that is furnished under applicable SEC rules, are incorporated by reference herein:

1.	Our annual report on Form 10-K for the year ended December 31, 2005 (filed on March 10, 2006).

S-i

2.	Our quarterly reports on Form 10-Q for the quarters ended April 1, 2006 (filed on May 11, 2006), July 1, 2006 (filed on August 8, 2006) and September 30, 2006 (filed on November 9, 2006).

3.	Our current reports on Form 8-K filed on August 11, 2006, November 2, 2006, November 9, 2006, January 5, 2007, January 8, 2007, January 11, 2007, January 12, 2007 and January 25, 2007.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into the prospectus. Any such request should be directed to:

Baldor Electric Company

P.O. Box 2400

Fort Smith, Arkansas 72902

(479) 646-4711

Attention: Investor Relations

INDUSTRY AND MARKET INFORMATION AND FORECASTS

We obtained the industry, market and competitive position data and forecasts used throughout this prospectus supplement from independent industry or general publications, surveys or studies conducted by third parties, our own research, and other publicly available information. Such industry sources include ARC Advisory Group, The Freedonia Group, Inc., Goulden Reports, and Industrial Market Information, Inc. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these publications and surveys is reliable, neither we nor the underwriters have independently verified such data. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions, including assumptions regarding general economic growth, were used in preparing the forecasts included in this prospectus supplement. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the prospectus contains statements that are forward-looking. The forward-looking statements contained in these documents (generally identified by words or phrases indicating a projection or future expectation such as “optimistic,” “will,” “continue,” “expect,” “believe,” “should,” “assumption,” “may,” “estimate,” “judgment,” “anticipate,” or any grammatical forms of these words or other similar words) are based on our current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, the following:

•	our ability to consummate the recently announced acquisition of substantially all of Rockwell Automation’s Power Systems business on a timely basis;

•	our ability to integrate the acquired business within the expected timeframes and to achieve the revenue, cost savings, and earnings levels from the acquisition at or above the levels projected;

•	fluctuations in the costs of select raw materials;

S-ii

•	changes in economic conditions within the United States;

•	economic and political changes in foreign markets in which we envision continued and future growth;

•	our ability to anticipate and respond to changing customer demands;

•	developments or new initiatives by our competitors in the markets in which we compete;

•	our reliance on, and increased competition from, independent distributors;

•	potential exposure to product liability claims and other legal proceedings;

•	potential business disruptions due to work stoppages, equipment outages, or information system failures;

•	our leverage, the use of significant amounts of cash to service our indebtedness and the loss of flexibility as a result of the covenants imposed by the instruments governing our indebtedness;

•	our ability to retain qualified personnel;

•	our ability to maintain our rights to intellectual property;

•	the success in increasing sales and maintaining or improving our operating margins; and

•	other factors including those identified in “Risk Factors” included in this prospectus supplement and in our filings made from time-to-time with the SEC.

S-iii

SUMMARY

This summary may not contain all the information that may be important to you in making an investment decision. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the prospectus, including the risk factors and the financial statements and related notes, before making an investment decision.

In this prospectus supplement, unless the context otherwise requires:

•	the terms “Baldor,” “we,” “us” and the “Company” refer to Baldor Electric Company, together with its consolidated subsidiaries;

•	the term “Acquired Business” refers to the Reliance Electric industrial motors and the Dodge mechanical power transmission businesses to be purchased by Baldor from Rockwell Automation, Inc. pursuant to the Purchase Agreement, dated as of November 6, 2006, among Rockwell Automation, certain of its subsidiaries and Baldor (the “Acquisition Agreement”);

•	the term “Acquisition” refers to the purchase by Baldor of the Acquired Business from Rockwell Automation;

•	the term “Power Systems” refers to the Power Systems Group of Rockwell Automation, which is comprised of (i) the Acquired Business and (ii) the Reliance Electric and Reliance branded drives business, which will not be purchased by Baldor in the Acquisition;

•	the term “Financing Transactions” refers to this offering, the concurrent offering by Baldor of its senior notes, Baldor’s entry into its new senior secured credit facility and initial borrowings thereunder, and the application of the proceeds therefrom and the issuance of 1.58 million shares of our common stock to Rockwell Automation to finance the Acquisition, repay substantially all of our existing indebtedness and pay the fees and expenses for the Transactions; the term “Securities Financing Transactions” refers to this offering and the concurrent offering by Baldor of its senior notes; and

•	the term “Transactions” refers to the Acquisition and the Financing Transactions.

Except as otherwise indicated, this prospectus supplement does not give pro forma effect to the Transactions. Unless otherwise indicated, references to fiscal year refer to the fiscal year of Baldor, which ends on the Saturday nearest December 31, which results in either a 52-week or 53-week year. The fiscal year of Power Systems ends on September 30.

Our Company

Baldor is a leading manufacturer of industrial electric motors, drives, and generators, currently supplying over 8,000 customers in more than 160 industries. We sell our products to original equipment manufacturers (“OEMs”) and distributors serving markets in the United States and throughout the world. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption. We estimate that the initial purchase price and lifetime maintenance costs of a typical electric motor represent approximately 2% of the cost of the electricity consumed by a motor run continuously over its lifetime. We believe that due to high energy prices, our customers increasingly base their purchasing decisions on the energy efficiency of our motors and other products, rather than on the price alone.

Over the past 15 years, our revenue has grown at a 6.4% compounded annual growth rate. We have achieved most of this growth organically through product innovation, increased market share and expansion into new markets. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we had net sales of $721.6 million and $610.8 million, operating profit of $69.4 million and $60.7 million and net earnings of $43.0 million and $35.9 million, respectively.

On November 6, 2006, we entered into the Acquisition Agreement with Rockwell Automation and certain of its subsidiaries to acquire the Reliance Electric industrial motors business and Dodge mechanical power transmission business for $1.8 billion, subject to adjustment. For the year ended December 31, 2005 and the nine months ended September 30, 2006, on a pro forma basis giving effect to the Transactions, we would have had net sales of $1.6 billion and $1.4 billion, operating profit of $150.0 million and $155.9 million and net earnings of $16.8 million and $40.6 million, respectively.

Baldor industrial motors, drives and generators have a reputation of being premium products in the markets we serve. We believe we have a leading position in the one to 25 horsepower industrial motor market and the broadest offering of premium energy-efficient industrial motors in the industry. Our AC motors range in size from fractional to 1,500 horsepower and our DC motors range from fractional to 600 horsepower. Our motors are used in a wide variety of essential applications including unit handling (conveyor belts and other material handling equipment), air handling (fans and blowers), and fluid handling (pumps). Our motors are used in many industries, including agriculture, chemical, food and beverage, machinery manufacturing, medical equipment, mining, paper and packaging, semiconductor manufacturing and water supply. For the nine months ended September 30, 2006, approximately half of our sales were to OEMs and half were to distributors. We believe that this diversification across industries and customers allows us to be less dependent on any particular industry or customer segment.

Our motors are designed as both stock and custom products that are built to customer specifications. For the nine months ended September 30, 2006, stock motors represented approximately 61.3% of our domestic motor sales. Stock motors are available for immediate shipment from current finished inventory. Custom motors are typically built and shipped within 2-3 weeks of order entry. Industrial motors represented approximately 78.3% of our net sales in 2005 and 80.7% of our net sales for the nine months ended September 30, 2006.

We also manufacture drives, which are electronic controls used to adjust the speed and torque of an electric motor to match an end application. Our drives also include linear and rotary servo motors and motion control products, which are used to automate manual processes. Generally, our drives and motion control products are used in the same industries and applications as our motors. Drives represented approximately 14.7% of our net sales in 2005 and 13.9% of our net sales for the nine months ended September 30, 2006.

Our generator product line ranges from 1.3 kilowatts to 2.0 megawatts, and includes portable generators, industrial towable generators, mobile light towers, emergency and standby generators, prime power generators and peak-shaving generators. We sell our generators to companies in a variety of industries, including agriculture, construction, equipment rental, military, municipal and telecom. Generators represented 7.0% of our net sales in 2005 and 5.4% of our net sales for the nine months ended September 30, 2006.

The Acquisition

We entered into the Acquisition Agreement with Rockwell Automation to acquire the Acquired Business, which consists of the Reliance Electric industrial motors business and the Dodge mechanical power transmission business. The Acquired Business is included within Rockwell Automation’s Power

Systems segment, together with the Reliance Electric and Reliance branded drives business, which will be retained by Rockwell Automation. We expect the Acquisition to close at the end of January 2007 concurrently with this offering. The total consideration will be approximately $1.8 billion, including a payment of $1.75 billion in cash, subject to adjustment, and the issuance of 1.58 million shares of our common stock to Rockwell Automation.

Reliance Electric’s industrial motors business designs and manufactures industrial electric AC and DC motors, ranging from fractional to 15,000 horsepower, and specializes in high horsepower motors ranging from 60 to 5,000 horsepower. Reliance Electric’s industrial motors are used in a variety of applications and industries, including forest products, heating, ventilating and air conditioning (“HVAC”), metals, mining and petrochemicals. Reliance Electric’s motor offering expands Baldor’s current offering to include larger, variable speed AC motors and specialty motors serving underground mining, navy, and nuclear applications. For the year ended September 30, 2006, approximately 75% of Reliance Electric motors were custom-built. In addition, Reliance Electric provides product repair and reconditioning, preventive and diagnostic maintenance, plant improvement assessments, and training and consulting services.

The Dodge mechanical power transmission business designs and manufactures mounted bearings, enclosed shaft mount, helical and worm gearing, and other power transmission components such as bushings, sheaves and conveyor pulleys. Enclosed gearing and power transmission components adjust the speed and the torque of the motion produced by an electric motor, allowing the matching of the motor to the driven application. Mounted bearings support rotating shafts, minimizing vibration, limiting friction and extending machine life. We will be able to offer Dodge power transmission components combined with Baldor and Reliance electric motors to provide a complete power train for a broad range of industrial applications. We believe that Dodge holds leading market positions in mounted bearings and enclosed shaft mount gearing. For the year ended September 30, 2006, approximately 78% of Dodge domestic sales were through the distributor channel.

For the year ended September 30, 2006, Power Systems had total sales of $1.0 billion, of which $544.0 million was for the Electrical operating segment and $487.9 million was for the Mechanical operating segment. In addition, earnings before interest and taxes for the Power Systems’ segments were $53.2 million for the Electrical segment and $109.1 million for the Mechanical segment and $(16.2) million for Headquarters and Other expenses. Headquarters and Other expenses include costs related to Rockwell Automation’s corporate allocation, Reliance Electric’s non-operating subsidiaries and incremental acquisition related expenses resulting from purchase accounting adjustments such as intangible asset amortization and depreciation related to Reliance Electric’s previous acquisitions.

The Acquired Business operates 11 manufacturing plants located in the United States and one in each of Mexico, Canada and China and also has 15 service centers located in the same countries. The Acquired Business sells products to a diverse global customer base consisting of OEMs, distributors and end-users.

Strategic Rationale for the Acquisition

We believe that the Acquisition provides a number of strategic benefits, including the following:

•	Strengthens our leadership in the industrial electric motors market by combining two high quality brands, Baldor and Reliance Electric, which have a strong presence in small and large industrial motor markets, respectively.

•	Adds a leading mechanical power transmission brand, Dodge, with attractive margins and cross-selling opportunities.

•	Strengthens our position in the distribution channel.

•	Provides strong opportunities for synergies and cost savings by combining purchasing, engineering and working capital management, reducing overhead, and increasing productivity by implementing best practices.

•	Expands our manufacturing footprint with an established facility in China, increases our manufacturing flexibility and enables us to optimize our capacity utilization.

•	Provides an opportunity to expand our sales efforts in international markets with additional facilities, products and personnel.

•	Provides additional depth to our existing management team.

Our Industry

The demand for products in the electric motor and generator and power transmission industries is closely tied to growth trends in the economy and levels of industrial activity and capital investment. We believe that specific drivers of demand for our products include process automation, efforts in energy conservation and productivity improvement, regulatory and safety requirements, new technologies and replacement of worn parts. Our products are typically critical parts of their end-applications, and the end user’s cost associated with their failure is high. We believe that end users of our products base their purchasing decisions on quality, reliability and availability as well as customer service, rather than the price alone. We believe that key success factors in our industry include strong reputation and brand preference, good customer service and technical support, product availability, and a strong distribution network.

Electric Motors and Generators

According to Goulden Reports, an independent market research firm, in 2005, the global market for industrial electric motors with output greater than one horsepower was estimated at $17.9 billion. The U.S. domestic market was estimated at $2.8 billion and represented the second largest national market. The largest national market was China, valued at $3.2 billion and accounting for 17% of the overall world market. According to The Freedonia Group Inc., an independent market research firm, the U.S. market for generator sets in 2004 was estimated at $2.7 billion. Although the motor industry is fragmented, several large competitors maintain substantial market shares similar to ours, including General Electric Co., Emerson Electric Co., Regal-Beloit Corp., Siemens AG, WEG S.A. and A.O. Smith Corp. In generators, our competitors include Kohler Co., Caterpillar, Inc., Cummins, Inc. and Honda Motor Co Ltd. According to The Freedonia Group, Inc., U.S. demand for motors and generators is expected to increase 4.8% annually from 2004 to 2009.

Drives

According to ARC Advisory Group, an independent consulting firm, in 2004, the market for low power AC drives globally and in North America was estimated at $5.1 billion and $1.1 billion, respectively. In the drives business, we compete with ABB Ltd., Danaher Corporation, Mitsubishi Heavy Industries, Ltd., Siemens AG, and Rockwell Automation, Inc., among others. Between 2004 and 2009, the global and North American drives markets are expected to grow at an 8.6% and 6.8% compounded annual growth rate, respectively.

Mechanical Power Transmission Components

According to Industrial Market Information, Inc., an independent market research firm, in 2005 the U.S. mechanical power transmission industry was over $40 billion, of which the market for Dodge’s product offerings represented approximately $11 billion. The U.S. power transmission industry is highly fragmented containing approximately 200 suppliers. Many of these competitors have limited product lines serving specific geographies, with only a few national and international competitors with the size and breadth of product offerings comparable to Dodge, including Rexnord Corp., Emerson Electric Co., Altra Industrial Motion, Inc. and Regal-Beloit Corp. According to The Freedonia Group, Inc., U.S. demand for power transmission components is expected to increase 4.9% annually from 2005 to 2010.

Our Competitive Strengths

We believe that we are well positioned in the markets in which we compete based on the following competitive strengths, which will be enhanced by the Acquisition:

Excellent reputation and strong brand name preference.

The Baldor, Reliance, Reliance Electric and Dodge brand names are associated with high-quality innovative products, engineering expertise, excellent customer service, and an overall leadership position in the industry. Baldor, Reliance Electric and Dodge were founded in 1920, 1904 and 1878, respectively. Baldor was the preferred brand in 19 of 21 independent surveys of industrial electric motor users conducted over the past five years.

Emphasis on providing our customers the highest value.

We provide value to our customers by offering a broad range of high quality products, short lead times on custom products, quick delivery for stock products and local customer service and support. We also offer the capability to design and manufacture custom products that address the requirements of our customers. We believe we are well positioned relative to many of our competitors who emphasize low price.

Diversified customer base and end markets.

In the year ended December 31, 2005, our products and those of the Acquired Business were sold to more than 4,000 OEMs and 5,000 distributors across a wide variety of end markets. On average, Baldor’s top 20 customers in the nine months ended September 30, 2006 have been doing business with us for 22 years. For the nine months ended September 30, 2006, approximately half of our sales were to OEMs and half were to distributors. For the year ended September 30, 2006, approximately 52% of Power Systems’ domestic revenues were generated through distributors. We believe the different purchasing patterns among our customers in the various end markets we serve allows us to reduce the overall sensitivity of demand for our products due to changes in the economy. Also, we believe our large installed base and specification of our products by leading OEMs as original equipment creates significant replacement demand.

Robust product development.

For over 86 years, Baldor has introduced many innovative new products, including our Super-E branded line of premium energy efficient motors. We estimate that the initial purchase price and lifetime maintenance costs of a typical electric motor represent approximately 2% of the cost of the electricity consumed by a motor run continuously over its lifetime. For example, the energy cost of a typical 100 horsepower motor run continuously can exceed $25,000 annually. In addition, our recently developed H2 inverter drive has been designed to be the most reliable, easy to use, and efficient drive available in the market. Dodge products are also recognized for innovation. For example, customers are able to configure Dodge bearings with (i) a Grip Tight feature that allows it to be easily attached to standard sized shafts, (ii) an EZ-KLEEN feature that seals the bearing in order to allow a wash-down of the application, and (iii) an air-handling bearing that provides quiet, high-speed operation.

Committed and motivated workforce.

Our employees are highly motivated and productive. Our shared values, commitment to education and training, retention practices and the ability to participate in equity ownership through profit sharing, stock options and 401(k) plans help us keep motivated and productive employees. Prior to the Transactions, we estimate that our employees and retirees held over 16% of our outstanding common stock. We are committed to an operating environment that is conducive to operational excellence and invest regularly to make sure our plants are modern, clean and safe for our employees. We believe the Acquired Business has a similar operating philosophy.

Experienced management team.

Our senior management team has significant experience in industrial manufacturing, marketing and sales at Baldor through a range of economic conditions. The members of our senior management team have been with us on average for over 20 years and are dedicated to the success of our company.

Our Strategy

Our mission is to be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, drives and generators. Our strategies to achieve our mission include:

Leverage existing customer relationships and realize cross-selling opportunities.

The addition of the Acquired Business’s product portfolio will expand our presence at each level of the power train that facilitates the conversion of power to motion. We intend to use this expanded product offering to strengthen our relationships with customers and enhance our ability to obtain additional business.

Realize synergies and cost savings.

We intend to realize synergies and cost savings by integrating the Acquired Business and our existing business. We expect to be able to achieve cost savings by integrating our purchasing, engineering and working capital management, reducing overhead, increasing productivity, implementing best practices and combining our manufacturing footprint. We currently expect to realize annual pre-tax synergies of approximately $30 million in three years.

Continuous product development.

We continually evaluate our products to find ways to improve performance and reduce the material needed to meet our customers’ demands. On average, we release 250 new product line additions a year and approximately 25% of our annual sales in each of the past five years were from newly developed products, defined as products developed in the prior five year period.

Reduce financial leverage.

We intend to reduce our financial leverage with cash flow generated from operations.

Pursue growth opportunities.

We believe the end-markets we serve provide attractive growth opportunities. We expect to continually develop new products and enhance existing products to meet customers’ end-use applications. In addition, we intend to expand our global reach by capitalizing on high growth regions such as China with our broadened product offering, local service and support and manufacturing capabilities.

Financing Transactions

This offering of common stock is part of the financing for the Acquisition described under the caption “The Transactions” in this prospectus supplement. Concurrently with this offering, we intend to offer $550 million of senior notes. See “Description of Certain Indebtedness—Senior Notes.” This offering and the senior notes offering are expected to be closed at the time of the completion of the Acquisition. The closing of this offering, and the closing of the offering of senior notes, are not conditioned on each other but are conditioned on the concurrent consummation of the Acquisition.

In addition, we intend to enter into a new senior secured credit facility at or prior to the closing of the Acquisition. See “Description of Certain Indebtedness—Senior Secured Credit Facility.” We intend to use $1.0 billion in borrowings under the term loan portion of our new senior secured credit facility, together with the proceeds from the Securities Financing Transactions and the 1.58 million shares of our common stock to be issued to Rockwell Automation, to finance the Acquisition, to repay substantially all of our existing indebtedness and to pay related fees and expenses of the Transactions.

We have received a commitment, subject to certain conditions, for our $1.2 billion senior secured credit facility, consisting of a $1.0 billion term loan and a $200.0 million revolving credit facility. In addition, we have received a commitment, subject to certain conditions, for additional financing required for the Acquisition through a $900.0 million bridge loan facility in the event that sufficient funds are not raised from the Securities Financing Transactions to pay the purchase price for the Acquisition. See “Description of Certain Indebtedness—Bridge Loan Facility” and “Underwriting.”

The following table sets forth the estimated sources and uses of funds for the Transactions assuming a January 31, 2007 closing date. No assurance can be given that the information in the following table will not change depending on the nature of our financings. See “Risk Factors—Risks Related to the Offering—If we are unable to raise sufficient proceeds through the Securities Financing Transactions, we may draw down on a bridge loan facility in order to close the Acquisition, which could significantly increase our indebtedness.”

Sources of Funds	Amount	Uses of Funds	Amount
	(in millions)		(in millions)
Revolving loan(1)	$1	Purchase price for the Acquired Business	$1,800
Term loan	1,000	Repayment of substantially all of Baldor’s existing indebtedness(4)	95
Senior notes	550	Acquisition fees and expenses	11
Common stock offered hereby(2)	350	Financing Transactions fees and expenses	45
Common stock issued to Rockwell Automation(3)	50

Total	$1,951	Total	$1,951

(1)	This revolving credit facility is available to the extent necessary to pay for purchase price adjustments, if any.

(2)	If the underwriters exercise their over-allotment option in full in connection with this offering, we will receive an estimated additional $46.5 million in net proceeds. We expect to use the additional net proceeds to repay indebtedness under our new senior secured credit facility.
(3)	Based on the average closing sale price per share of our common stock on the NYSE for each of the ten consecutive trading days ending prior to November 6, 2006, the date the Acquisition Agreement was signed (1,579,280 shares of common stock will be issued to Rockwell Automation at the closing of the Acquisition).
(4)	Baldor’s indebtedness as of September 30, 2006 was $105.0 million, of which $8.0 million was repaid in December 2006.

Recent Developments

Orders and sales grew at a slower pace during October and November compared to earlier in 2006, but improved during December, resulting in increased sales for the fourth quarter 2006 compared to the same period in 2005. The strongest growth came from sales of industrial motors, particularly in premium energy-efficient motors and large motors. Generator sales improved slightly for the quarter, and drives sales were flat.

We currently expect fourth quarter 2006 diluted earnings per share to be similar to fourth quarter 2005 diluted earnings per share, after deducting adjustments to our self-insurance liabilities and income tax liabilities in the fourth quarter of 2005.

Because the fourth quarter has recently ended, this information is, by necessity, preliminary in nature and based only upon preliminary information available to us as of the date of this prospectus supplement. Investors should exercise caution in relying on the information contained herein and should not draw any inferences from this information regarding financial or operating data that is not discussed herein.

Risk Factors

See “Risk Factors” following this summary for a discussion of certain risks relating to the offering.

Additional Information

Our principal executive offices are located at 5711 R.S. Boreham, Jr. Street, Fort Smith, Arkansas 72901. Our telephone number is (479) 646-4711 and our website address is www.baldor.com. The information contained on our website is not a part of this prospectus supplement.

The Offering

Common stock we are offering	10,294,118 shares

Common stock to be outstanding after this offering	42,612,832 shares

Underwriters’ over-allotment option	We have granted to the underwriters an option to purchase, within 30 days of this prospectus supplement, up to 1,430,882 additional shares to cover over-allotments.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $332.0 million, or approximately $378.5 million if the underwriters exercise their over-allotment option in full. We intend to use the proceeds from this offering, along with the proceeds from the offering of senior notes and borrowings under our new senior secured credit facility and the issuance of common stock to Rockwell Automation to (i) finance the Acquisition, (ii) repay substantially all of our existing indebtedness and (iii) pay fees and expenses for the Transactions. See “Use of Proceeds.”

New York Stock Exchange symbol	BEZ

The number of shares of our common stock outstanding after this offering is based on approximately 32,318,714 shares outstanding as of September 30, 2006 and excludes:

•	the issuance of 1,579,280 shares of our common stock to Rockwell Automation in connection with the Acquisition;

•	2,099,467 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2006, at a weighted average exercise price of $23.57 per share, of which options to purchase 1,415,860 shares were exercisable as of that date at a weighted average exercise price of 21.28 per share;

•	2,745,383 shares of our common stock available for future grants under our equity incentive plans as of September 30, 2006; and

•	1,430,882 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any in connection with this offering.

Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 1,430,882 shares of our common stock to cover over-allotments, if any, in connection with this offering.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF BALDOR

The following summary historical consolidated financial data for the three fiscal years ended December 31, 2005 is derived from our audited consolidated financial statements. The following summary historical consolidated financial data as of September 30, 2006 and for the nine months ended October 1, 2005 and September 30, 2006 is derived from our unaudited interim condensed consolidated financial statements. Our interim financial statements were prepared on a consistent basis to our annual financial statements and contain all adjustments necessary for a fair presentation of the interim period. The results for an interim period are not necessarily indicative of our results for a full year.

Our fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2005 contained 52 weeks, fiscal year 2004 contained 52 weeks, and fiscal year 2003 contained 53 weeks.

The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they occurred on September 30, 2006 and combines the historical balance sheets of Baldor and Power Systems as of September 30, 2006. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2005 gives effect to the Transactions as if they occurred on January 2, 2005 and combines the historical consolidated statement of earnings of Baldor for the year ended December 31, 2005 with the historical statement of operations of Power Systems for the year ended September 30, 2005. The unaudited pro forma condensed combined statement of earnings for the nine months ended September 30, 2006 gives effect to the Transactions as if they occurred on January 2, 2005 and combines the historical consolidated statement of earnings of Baldor for the nine months ended September 30, 2006 with the historical statement of operations of Power Systems for the nine months ended June 30, 2006.

Beginning in the first quarter of 2006, profit sharing expense is classified as an operating expense in cost of goods sold and selling and administrative expenses. Prior to 2006, profit sharing expense was classified as a non-operating expense. The reclassification has been applied to all historic periods presented in this document, consequently certain amounts presented differ from those included in previous filings incorporated by reference into this prospectus supplement.

The pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the Transactions been completed on the dates described above. The adjustments reflected in the pro forma condensed combined financial information are based on preliminary purchase price allocations and assumptions management believes are reasonable. These adjustments may change when additional information becomes available. Differences between the preliminary and final purchase price allocations could have a material impact on the pro forma financial information presented. The pro forma condensed combined financial information does not reflect costs we may incur to integrate the Acquired Business, and these costs may be material. Accordingly, the pro forma condensed consolidated financial information does not purport to be indicative of the financial position or results of operations as of the effective date of the Transactions, as of the date of this prospectus supplement, or as of any other future date or period.

This information is only a summary and should be read together with “Unaudited Pro Forma Condensed Combined Financial Information” and the historical financial statements, the related notes and other financial information included or incorporated by reference into this prospectus supplement.

	Historical					Pro Forma
	Year Ended			Nine Months Ended		Year Ended December 31, 2005	Nine Months Ended September 30, 2006
(Dollars in thousands, except per share data)	January 3, 2004	January 1, 2005	December 31, 2005	October 1, 2005	September 30, 2006
Statement of Earnings Data:
Net sales	$561,391	$648,195	$721,569	$538,907	$610,826	$1,603,719	$1,356,728
Cost of goods sold	413,953	479,664	527,502	399,414	450,175	1,202,909	997,389

Gross profit	147,438	168,531	194,067	139,493	160,651	400,810	359,339
Selling and administrative	107,120	114,906	124,668	90,377	99,956	250,859	203,402

Operating profit	40,318	53,625	69,399	49,116	60,695	149,951	155,937
Other income, net	1,960	1,938	1,976	1,349	835	2,212	2,411
Interest expense	2,949	3,235	4,080	2,954	4,562	125,888	94,476

Earnings before income taxes	39,329	52,328	67,295	47,511	56,968	26,275	63,872
Income taxes	14,550	17,276	24,274	17,617	21,022	9,516	23,316

Net earnings	$24,779	$35,052	$43,021	$29,894	$35,946	$16,759	$40,556

Earnings Per Share Data:
Net earnings per share—basic	$0.75	$1.06	$1.30	$0.90	$1.10	$0.37	$0.91
Net earnings per share—diluted	$0.74	$1.05	$1.28	$0.89	$1.09	$0.37	$0.90
Weighted average shares outstanding—basic	32,928,369	32,953,382	33,170,241	33,185,585	32,589,502	45,043,639	44,462,900
Weighted average shares outstanding—diluted	33,404,733	33,485,261	33,727,946	33,762,071	32,988,590	45,601,344	44,861,988
Dividends declared and paid per common share	$0.53	$0.57	$0.62	$0.46	$0.50	$0.62	$0.50
Balance Sheet Data (at period end):
Cash and cash equivalents	$10,635	$12,054	$11,474	$16,544	$15,535		$15,535
Total current assets	276,293	299,085	296,456	310,084	324,298		655,686
Total assets	478,355	502,900	506,441	515,718	535,298		2,884,844
Current liabilities	104,491	85,940	107,501	91,733	117,293		208,941
Total debt	105,284	104,025	95,025	99,418	105,025		1,560,900
Total liabilities	216,867	219,285	206,986	219,907	231,268		2,198,773
Total shareholders’ equity	261,488	283,615	299,455	295,811	304,030		686,071
Other Financial Information:
Net cash provided by operating activities	$65,007	$33,696	$55,873	$37,792	$40,180
Net cash used in investing activities	32,835	16,764	23,712	13,522	5,908
Net cash used in financing activities	46,052	15,513	32,741	19,780	30,211
Depreciation and amortization	18,839	19,143	18,241	13,541	14,567	$83,825	$61,262
Additions to property, plant and equipment	17,368	20,612	22,375	15,595	14,351
EBITDA (1)	61,117	74,706	89,616	64,006	76,097	$235,988	$219,610
Ratio of earnings to fixed charges (2)	10.6	13.2	14.5	14.1	11.9

(1)	We present EBITDA in this prospectus supplement to provide investors with a supplemental measure of our operating performance. EBITDA, as used in this prospectus supplement, is defined as net earnings plus consolidated net interest expense, income taxes and depreciation and amortization. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. EBITDA is also used by investors to evaluate our operating performance. In addition, it provides investors and analysts with a measure of operating results unaffected by differences in capital structure, capital investment cycles and ages of related assets.

EBITDA is not a recognized measurement under U.S. Generally Accepted Accounting Principles (“GAAP”). When evaluating our operating performance or liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net earnings, operating income or net cash provided by operating activities. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations, including our cash used for capital expenditures, working capital and to make payments of interest or principal on our indebtedness. Because other companies may calculate EBITDA differently than we do, EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles historical and pro forma net earnings to EBITDA:

	Historical					Pro Forma
	Year Ended			Nine Months Ended		Year Ended December 31, 2005	Nine Months Ended September 30, 2006
(in thousands)	January 3, 2004	January 1, 2005	December 31, 2005	October 1, 2005	September 30, 2006
Net earnings	$24,779	$35,052	$43,021	$29,894	$35,946	$16,759	$40,556
Income taxes	14,550	17,276	24,274	17,617	21,022	9,516	23,316
Interest expense	2,949	3,235	4,080	2,954	4,562	125,888	94,476
Depreciation and amortization	18,839	19,143	18,241	13,541	14,567	83,825	61,262

EBITDA	$61,117	$74,706	$89,616	$64,006	$76,097	$235,988	$219,610

(2)	Earnings is the sum of income before taxes from continuing operations and fixed charges. Fixed charges consists of interest expense on indebtedness and an approximation of interest included in rental expense.

SUMMARY HISTORICAL FINANCIAL DATA OF POWER SYSTEMS

The following summary historical financial data as of September 30, 2004, 2005 and 2006 and for the years ended September 30, 2003, 2004, 2005 and 2006 is derived from the audited financial statements of Power Systems. The financial statements of Power Systems include the results of operations of the Reliance Electric and Reliance branded drives business, which we are not acquiring from Rockwell Automation. The Reliance Electric and Reliance branded drives business was not a significant part of the results of operations and financial condition of Power Systems. Rockwell Automation is also retaining certain pension related assets and liabilities and is indemnifying Baldor for certain asbestos litigation and legacy environmental and income tax contingency liabilities.

This information is only a summary and should be read together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Discussion and Analysis of Results of Operations of Power Systems” and the historical financial statements, the related notes and other financial information included or incorporated by reference into this prospectus supplement.

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006
Statement of Operations Data:
Sales	$723,065	$769,747	$901,055	$1,031,892
Cost of sales (1)	(566,912)	(595,440)	(672,514)	(738,195)

Gross profit	156,153	174,307	228,541	293,697
Selling, general and administrative expenses (2)	(126,214)	(129,252)	(133,207)	(147,363)
Other income (expense), net (3)	1,358	(6,939)	(1,086)	(211)
Interest expense	(7,344)	(56)	(17)	(1,800)

Income before income taxes and cumulative effect of accounting change	23,953	38,060	94,231	144,323
Income tax provision	(10,789)	(14,356)	(32,353)	(53,099)

Income before cumulative effect of accounting change	13,164	23,704	61,878	91,224
Cumulative effect of accounting change, net of tax	—	—	—	(1,122)

Net income	$13,164	$23,704	$61,878	$90,102

Balance Sheet Data (at period end):
Cash and cash equivalents		$2,870	$3,760	$6,559
Total current assets		303,666	327,943	353,535
Total assets (4)		944,045	961,645	1,021,007
Total current liabilities		110,811	110,015	128,919
Total debt		—	1,112	760
Total liabilities		367,363	421,281	376,966
Total Rockwell Automation’s invested equity		576,682	540,364	644,041

Other Financial Information:
Cash provided by operating activities (5)	$67,555	$68,896	$85,328	$37,161
Cash provided by (used for) investing activities (6)	(27,790)	(25,349)	(27,746)	30,978
Cash used for financing activities (7)	(40,783)	(43,759)	(61,639)	(66,932)
Depreciation and amortization (8)	50,072	46,644	38,868	35,809
Capital expenditures	27,872	27,188	22,558	27,830
EBITDA (9)	81,369	84,760	133,116	180,810

(1)	Includes restructuring charges of $5.0 million in 2005 and $3.9 million in 2004 relating primarily to asset impairments and reductions in workforce related to plant closures. See notes to Power Systems’ audited financial statements included elsewhere in this prospectus supplement.
(2)

Includes restructuring charges of $982,000 in 2004 relating primarily to asset impairments and reductions in workforce related to plant closures. See notes to Power Systems’ audited financial statements included elsewhere in this prospectus supplement. Also includes $3.9 million in non-cash stock-based compensation expense recorded in conjunction with the adoption of SFAS 123(R) in fiscal 2006, which will be a continuing non-cash expense for Baldor in future periods.

(3)	Includes gains of (i) $1.2 million in 2006 relating to non-operating income from the sale of a portion of Power Systems’ ownership interest in CoLinx, LLC, a company that provides logistic and e-commerce services and (ii) $2.2 million in 2003 related to a dispute with a supplier.
(4)	Includes $73 million increase in 2006 related to a prepaid pension asset. Increase primarily related to an allocated U.S. pension contribution funded by Rockwell Automation. The majority of U.S. pension obligations and corresponding assets will be retained by Rockwell Automation.
(5)	Decreased operating cash flow in 2006 includes the allocation of the U.S. pension contribution as noted in footnote (4) above.
(6)	Includes $58 million of proceeds on the disposition of property received in 2006 primarily from a sale and leaseback transaction.
(7)	Includes net transfers from Rockwell Automation of $110.6 million in 2003 and net transfers to Rockwell Automation of $35.3 million in 2004, $62.8 million in 2005 and $66.6 million in 2006.
(8)	Decrease in depreciation and amortization expense primarily related to certain purchase accounting intangible assets becoming fully amortized during the respective periods.
(9)	We present Power Systems’ EBITDA in this prospectus supplement to provide investors with a supplemental measure of operating performance. EBITDA, as used in this prospectus supplement for Power Systems, is defined as net income plus net interest expense, income tax provision and depreciation and amortization. We use EBITDA as one criterion for evaluating performance relative to that of competitors. EBITDA is also used by investors to evaluate operating performance. In addition, it provides investors and analysts with a measure of operating results unaffected by differences in capital structure, capital investment cycles and ages of related assets. EBITDA is not a recognized measurement under GAAP. When evaluating operating performance or liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of costs and operations, including cash used for capital expenditures, working capital and to make payments of interest or principal on our indebtedness. Because other companies may calculate EBITDA differently, EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net income to EBITDA:

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006
Net income	$13,164	$23,704	$61,878	$90,102
Income tax provision	10,789	14,356	32,353	53,099
Interest expense	7,344	56	17	1,800
Depreciation and amortization	50,072	46,644	38,868	35,809

EBITDA	$81,369	$84,760	$133,116	$180,810

Historical results of Power Systems include the following income (expense) items during the periods indicated:

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006
Contribution of custom drives business to pre-tax earnings (1)	$971	$2,137	$3,031	$4,049
Historical pension & post-retirement expense related to obligations retained by Rockwell Automation (2)	(15,363)	(17,556)	(18,300)	(22,089)
Environmental charges (3)	—	(6,170)	(1,328)	—
NASCAR expenses (4)	(1,160)	(1,338)	(2,235)	(2,292)
Indemnified legal costs (5)	(334)	(711)	(562)	(810)
Historic corporate allocations by Rockwell Automation (6)	(8,800)	(10,100)	(10,000)	(11,600)

(1)	Rockwell Automation will retain the Reliance Electric and Reliance branded drives business which is included within the historic Power Systems Group financial information. Baldor will have the ability to purchase standard drives from Rockwell Automation following the Acquisition, but at a price higher than that available to Power Systems. See “Unaudited Pro Forma Condensed Combined Financial Information.” Baldor will not be able to purchase custom drives from Rockwell Automation following the Acquisition.

(2)	Amount represents certain pension and post-retirement obligations retained by Rockwell Automation. However, Baldor will incur pension related obligations in relation to certain of the Acquired Business employees and has historically contributed approximately 12% of its pre-tax earnings to its profit sharing plan.

(3)	Environmental charges related to obligations associated with a former Reliance Electric manufacturing facility for which Baldor will be indemnified by Rockwell Automation.

(4)	Represents historical expense related to a marketing agreement with NASCAR which will be retained by Rockwell Automation. Additional or alternative marketing expenses may be incurred by Baldor.

(5)	Legal costs related to asbestos claims that will be indemnified by Rockwell Automation.

(6)	Amount of Rockwell Automation corporate expenses allocated to Power Systems, which will be offset by any increase in Baldor’s comparable corporate expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus supplement and accompanying prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer and you might lose part or all of your investment.

Risks Related to Our Business

Our future results are subject to fluctuations in the price of raw materials.

The principal raw materials used to produce our electric motors are steel, copper and aluminum. The prices of those raw materials are susceptible to significant fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, price controls, economic conditions and other unforeseen circumstances. If we are unable to mitigate raw materials price increases through product design improvements, price increases to our customers, and hedging transactions, future profitability could be adversely affected.

Our future results may be impacted by the effects of, and changes in, worldwide economic conditions.

Our business may be adversely affected by factors in the United States and other countries that are beyond our control, such as an economic downturn in a specific country or region, or in the various industries we serve; social or political conditions in a specific country or region; or potential adverse changes in tax laws in the jurisdictions in which we operate.

Our financial results may be affected by competitive conditions.

We operate in markets that are highly competitive. Some of our competitors are larger in size or are divisions of large diversified companies and have substantially greater financial resources than us. Demand for our products may be affected by our ability to respond to downward pricing pressure, to continue to provide shorter lead time and quicker delivery of our products than our competitors, and to respond to changes in customer order patterns.

An inability to anticipate changes in customer preferences could result in decreased demand for our products.

Our future success depends both on our ability to continue developing new and improved products in line with technological advancements that meet the evolving requirements of our customers, and our ability to bring these products rapidly to market. New products, or refinements and improvements of existing products, may have technical failures, their introduction may be delayed, they may have higher production costs than originally expected or they may not be accepted by our customers. If we are not able to anticipate, identify, develop and market products that respond to changes in customer preferences, demand for our products could decline and our operating results would be adversely affected.

We rely on independent distributors and the loss of these distributors would adversely affect our business.

In addition to our direct sales force and manufacturer sales representatives, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. We are supported by an extensive distribution network, with over 10,000 distributor locations worldwide. Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in the overall competitive dynamics in our industry. Industrial distributors play a significant role in determining which of our products are stocked, and therefore are readily accessible to end-users, and the price at which our products are sold. During the year ended December 31, 2005, approximately 50% of domestic net sales were generated through distributors. For the year ended September 30, 2006, approximately 52% of Power Systems’ domestic revenues were generated through distributors. Almost all of the distributors with whom we transact business offer products and services of our competitors to our customers. In addition, the distribution agreements we have are typically not exclusive and are cancelable by the distributor after a short notice period. The impairment of our relationship with our distributors, the loss of a substantial number of these distributors or an increase in the distributors’ sales of our competitors’ products to our customers could materially reduce our sales and profits.

The Acquired Business relies on a limited number of customers for a material portion of its sales.

Sales to Power Systems’ two largest customers comprised 12.5% and 8.3% of Power Systems’ sales in 2006, 14.1% and 10.1% in 2005 and 13.4% and 10.2% in 2004, respectively. Reliance Electric’s ten largest domestic customers accounted for approximately 20% of Power Systems’ net domestic revenues in fiscal 2006. Dodge’s ten largest domestic customers accounted for approximately 30% of Power Systems’ net domestic revenues in fiscal 2006. If Power Systems’ relationship with any of these customers were to be impaired, Power Systems’ sales, operating results and cash flows could be adversely affected.

We are subject to the risks of doing business outside of the United States.

Future growth rates and success of our business depend in part on continued growth in our non-U.S. operations. We have both sales and manufacturing operations outside of the United States. In addition, as a result of the Acquisition, we will acquire additional operations in Mexico, Canada and China. Numerous risks and uncertainties affect our non-U.S. operations. These risks and uncertainties include political and economic instability, changes in local governmental laws, regulations and policies, including those related to tariffs, investments, taxation, exchange controls, employment regulations and repatriation of earnings, and enforcement of contract and intellectual property rights. International transactions may also involve increased financial and legal risks due to differing legal systems and customs, including risks of non-compliance with U.S. and local laws affecting our activities abroad. Rockwell Automation has recently disclosed potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) in connection with certain of Power Systems’ foreign operations. We have been indemnified by Rockwell Automation against government penalties arising from these potential violations, but this indemnification is subject to limitations and there can be no assurance that Rockwell Automation will be able to pay on the indemnity at the time we make a claim against the indemnity. Our foreign operations may be adversely affected by the change in business practices made necessary by the FCPA. See “Business—Litigation—Acquired Business.” In addition, we are affected by changes in foreign currency exchange rates, inflation rates and interest rates. While these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition or operating results.

We could face potential product liability claims relating to products we manufacture, which could result in us having to expend significant time and expense to defend these claims and to pay material claims or settlement amounts.

We face a risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other damage. We currently maintain product liability insurance coverage; however, we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or prospects or our ability to make payments under our debt obligations when due. In addition, we believe our business depends on the strong brand reputation we have developed. In the event that our reputation is damaged, we may face difficulty in maintaining our pricing positions with respect to some of our products, which would reduce our sales and profitability.

Our future results may be affected by various legal and regulatory proceedings.

From time to time we are party to legal and regulatory proceedings in the normal course of business. We and the Acquired Business have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos. In addition, the Acquired Business recently disclosed potential violations of the U.S. Arms Export Control Act and the International Traffic in Arms Regulations (“ITAR”.) See “Business—Litigation—Acquired Business.” The outcome of legal proceedings could differ from our expectations since the outcomes of litigation, including regulatory matters, and our ability to collect from our insurers or on indemnities from third parties, are sometimes difficult to predict. As a result, we could be required to change current estimates of liabilities as litigation matters develop. Changes in these estimates or changes in our business as a result of legal and regulatory proceedings could have an adverse effect on our results of operations.

Our total assets include goodwill. If we determine that goodwill has become impaired in the future, net income could be adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. On a pro forma basis after giving effect to the Transactions, we would have had $954.3 million of goodwill as of September 30, 2006. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill could have a material adverse effect on our financial results.

Our future results may be affected by environmental, health and safety laws, and regulations.

We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with those regulations. Failure to comply with certain regulations could subject us to future liabilities, fines or penalties or the suspension of production. In addition we incur, in the normal course of business, various remediation expenses related to our manufacturing sites, none of which is expected to be material. If remediation obligations were to increase beyond our expectations or if we incurred fines, penalties, or suspension of production, future results could be adversely affected. The Acquired Business had been named as a potentially responsible party at clean-up sites, and may be so named in the future as well and the costs associated with these current and future sites may be significant. We have been indemnified by Rockwell Automation against environmental liabilities relating to certain properties that had been formerly owned or operated by the Acquired Business but this indemnification is subject to limitations and there can be no assurance that Rockwell Automation will be able to pay on the indemnity at the time we make a claim against the indemnity. See “Business—Environmental Matters.”

Unplanned repairs or equipment outages could interrupt production and reduce income or cash flow.

Unplanned repairs or equipment outages, including those due to natural disasters, could result in the disruption of our manufacturing process. Any interruption in our manufacturing process would interrupt our production of products, reduce our income and cash flow and could result in a material adverse effect on our business.

Strikes or work stoppages by our unionized employees could disrupt our manufacturing operations, reduce our revenues or increase our people costs.

Currently, no Baldor employees are covered by collective bargaining agreements. After completing the Acquisition, approximately 7% of our employees will be covered by collective bargaining agreements. Employees of the Acquired Business at its Columbus, Indiana facility went on strike for 10 days in August 2006. Any potential strikes or work stoppages, and the resulting adverse impact on our relationships with customers, could disrupt our manufacturing operations, reduce our revenue or increase our people costs, which could have a material adverse effect on our business, financial condition or results of operations.

We face additional costs associated with our post-retirement and post-employment obligations to employees of the Acquired Business which could have an adverse effect on our financial condition.

As part of the Acquisition, we will assume liability for retiree healthcare obligations with respect to active and retired employees covered by collective bargaining agreements and certain other active employees. As of September 30, 2006, the accumulated post-retirement benefit obligation of Power Systems was approximately $51 million related to those obligations assumed. The actual cost of funding such obligation is subject to unpredictable healthcare cost inflation. We have also agreed to fund healthcare expenses incurred by or on behalf of Acquired Business employees that are not paid as of closing. Such expenses are estimated in a range of $3-5 million. In addition, we will establish certain defined benefit plans similar to those of Rockwell Automation to cover some of the employees of the Acquired Business. The additional costs associated with these and other benefits to employees of the Acquired Business could have an adverse effect on our financial condition.

Our failure to attract and retain qualified personnel could lead to a loss of revenue or profitability.

Our success depends in part on the efforts and abilities of our senior management team and key employees. Their skills, experience and industry contacts significantly benefit our operations and administration. In addition, while most of the Acquired Business’s key personnel have indicated that they will remain with us after the Acquisition, we cannot assure you that these individuals will stay with us. Joseph D. Swann, Power Systems’ President, has indicated he intends to retire upon closing of the Acquisition. The failure to attract and retain members of our or the Acquired Business’s senior management team and key employees could have a negative effect on our operating results.

Our operations are highly dependent on information technology infrastructure and failures could significantly affect our business.

We depend heavily on our information technology infrastructure in order to achieve our business objectives. If we experience a problem that impairs this infrastructure, such as a computer virus, a problem with the functioning of an important IT application, or an intentional disruption of our IT systems by a third party, the resulting disruptions could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on our business in the ordinary course. Any such events could cause us to lose customers or revenue and could require us to incur significant expense to eliminate these problems and address related security concerns.

The inability to secure and maintain rights to intellectual property could harm our business and our customers.

We and the Acquired Business own the rights to many patents, trademarks, brand names and trade names that are important to our business. The loss of patents or licenses used in principal portions of our business may have an adverse effect on our results of operations. Expenses related to enforcing our intellectual property rights could be significant. In addition, others may assert intellectual property infringement claims against us or our customers. We sometimes provide a limited intellectual property indemnity in connection with our terms and conditions of sale to our customers and in other types of contracts with third parties. Indemnification payments and legal costs to defend claims could have an adverse effect on our business.

Risks Relating to the Acquisition

We cannot assure you that the Acquisition will be consummated in accordance with the anticipated timing or at all.

Although we expect to close the Acquisition by the end of January 2007, there can be no assurance that the Acquisition will be completed in accordance with the anticipated timing or at all. The Acquisition Agreement contains customary and other closing conditions, which may not be satisfied or waived. In addition, under circumstances specified in the Acquisition Agreement, we or Rockwell Automation may terminate the Acquisition Agreement.

The Securities Financing Transactions are conditioned on the concurrent consummation of the Acquisition. If the Acquisition does not occur, we will not be obligated to complete this offering.

We will be required to pay significant costs incurred in connection with the Acquisition, including legal, accounting, financial advisory and other costs, which could have a material adverse effect on our business, financial condition and results of operations.

We will substantially increase our leverage in order to finance the Acquisition and we will be subject to restrictive covenants that will limit our flexibility.

To pay for the Acquisition, we intend to borrow money and issue equity or equity-linked securities. As of September 30, 2006, on a pro forma basis after giving effect to the Transactions, we would have had $1.56 billion of indebtedness. However, if we are not able to successfully complete this offering within the required timeframe, total indebtedness could increase to $1.9 billion. See “—Risks Related to the Offering—If we are unable to raise sufficient proceeds through the Securities Financing Transactions, we may draw down on the bridge loan facility in order to close the Acquisition, which could significantly increase our indebtedness.” Increased indebtedness may reduce our flexibility to respond to changing business and economic conditions or fund capital expenditure or working capital needs because we will require additional funds to service our indebtedness. On a pro forma basis after giving effect to the Transactions, for the year ended December 31, 2005 and nine months ended September 30, 2006, we would have had $125.9 million and $94.5 million of interest expense. In addition, financial and other covenants we make with our lenders will limit our ability to incur additional indebtedness, make investments, pay dividends and engage in other transactions, and the leverage may cause potential lenders to be less willing to loan funds to us in the future. Our failure to comply with these covenants could result in an event of default that, if not waived or cured, could result in the acceleration of all our indebtedness.

We may not be able to integrate the Acquired Business effectively.

Even though we have acquired businesses in the past, the Acquisition constitutes the largest acquisition we have ever undertaken and, although Rockwell Automation has agreed to provide various services to us during a transition period, the magnitude of the Acquisition may present significant integration challenges and costs to us. Realization of the benefits of the Acquisition will require the integration of some or all of the sales and marketing, distribution, manufacturing, engineering, finance, information technology systems and administrative operations of the Acquired Business with Baldor. The successful integration of the Acquired Business will require substantial attention from our senior management and the management of the Acquired Business, which may decrease the time they devote to normal and customary operating, selling and administrative functions. If we cannot successfully integrate the Acquired Business on a reasonable timeframe, we may not be able to realize the potential benefits anticipated from the Acquisition. Our financial condition, results of operations, and cash flows could be materially and adversely affected if we do not successfully integrate the Acquired Business.

Furthermore, even if we are able to integrate successfully the operations of the Acquired Business, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate from the Acquisition, either in the amount or within the time frame that we expect, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including the following:

•	the use of more cash or other financial resources on integration and implementation activities than we expect, including restructuring and other exit costs;

•	increases in other expenses related to the Acquisition, which may offset the cost savings and other synergies from the Acquisition;

•	our ability to eliminate effectively duplicative back office overhead and overlapping redundant selling, general and administrative functions, rationalize manufacturing capacity and shift production to more economical facilities; and

•	our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

The Acquired Business may have liabilities which are not known to us.

As a result of the Acquisition, we will have assumed the Acquired Business’s liabilities, other than certain pension liabilities. There may be liabilities that we failed, or were unable, to discover in the course of performing due diligence investigations on the Acquired Business. We cannot assure you that rights to indemnification by sellers of assets to us will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business. After the Acquisition, we may learn additional information about the Acquired Business that adversely affect us, such as unknown or contingent liabilities and issues relating to compliance with applicable laws.

The historical and pro forma financial information included elsewhere in this prospectus supplement may not be representative of our results as a combined company after the Acquisition, and accordingly you have limited financial information on which to evaluate the Acquired Business, the combined company and your investment decision.

The audited financial statements of Power Systems that are included in this prospectus supplement include the results and operations and financial condition attributable to the Reliance Electric and Reliance branded drives business, which we are not acquiring in the Acquisition. Consequently, the audited financial statements are not an accurate representation of the results of operations and financial condition of the Acquired Business.

We and the Acquired Business have been operating as separate companies prior to the Acquisition. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. Preparing the pro forma financial information contained in this prospectus supplement involved making several assumptions, including the allocation of the purchase price to tangible and intangible assets and assumed liabilities and the makeup of our capital structure after the consummation of the Financing Transactions. These assumptions may prove to be inaccurate and the allocation of the purchase price is only preliminary and could change materially. Therefore, the historical financial statements and pro forma financial statements incorporated by reference or presented in this prospectus supplement may not reflect what our results of operations, financial position and cash flows would have been had we operated on a combined basis and may not be indicative of what our results of operations, financial position and cash flows will be in the future.

Risks Related to the Offering

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	our ability to consummate the Acquisition in accordance with the anticipated timing or at all;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	announcements by third parties of significant claims or proceedings against us;

•	changes in our dividend policy;

•	future sales of our equity or equity-linked securities; and

•	general domestic and international economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Our ability to pay dividends may be limited following the Transactions.

The terms of our new senior secured credit facility and the indenture for the senior notes will restrict our ability to pay dividends to the holders of our common stock. In the future, we may agree to further restrictions on our ability to pay dividends. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends. Our future dividend policy depends on our earnings, financial condition, liquidity, capital requirements and other factors. There is no guarantee that we will pay dividends on shares of our common stock.

If we are unable to raise sufficient proceeds through the Securities Financing Transactions, we may draw down on a bridge loan facility in order to close the Acquisition, which could significantly increase our indebtedness.

The offering of the common stock is part of the financing for the Acquisition described elsewhere in this prospectus supplement. See “The Transactions—The Financing Transactions.” Concurrently with this offering, we are offering our senior notes by means of a separate prospectus supplement. In addition, we intend to enter into a new senior secured credit facility at or prior to the Acquisition that will replace our existing senior secured credit facility. We intend to use initial borrowings under our new senior secured credit facility, together with the proceeds from the Securities Financing Transactions, to finance the Acquisition and to pay fees and expenses of the Transactions. See “Use of Proceeds.” Our obligations under the Acquisition Agreement are not conditioned upon the consummation of any or all of the Financing Transactions. We have received a commitment, subject to certain conditions, for our new senior secured credit facility, consisting of a $1.0 billion term loan and a $200.0 million revolving credit facility, and, subject to certain conditions, for additional financing required for the Acquisition through a $900.0 million bridge loan facility in the event that sufficient proceeds are not raised from the Securities Financing Transactions. See “Description of Certain Indebtedness—Bridge Loan Facility.”

In the event that we are unable to raise sufficient proceeds through the consummation of the Securities Financing Transactions, we may draw down on the bridge loan facility, in whole or in part, in order to finance the Acquisition. In the event of such draw down, we may be more highly leveraged. Our interest expense would increase and require us to dedicate a more substantial portion of our cash flow from operations to payments in respect of our outstanding indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividend payments and other general corporate expenditures. Our substantial indebtedness could adversely affect our financial condition.

Our corporate documents and Missouri law contain provisions that could discourage, delay or prevent a change in control of our company even if some shareholders might consider such a development favorable, which may adversely affect the price of our common stock.

Provisions in our restated articles of incorporation, as amended, and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our restated articles of incorporation, as amended, authorizes our board of directors to issue shares of preferred stock to which special rights are attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our restated articles of incorporation, as amended, provide for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board of directors would make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors. In addition, a common stock purchase right accompanies each share of common stock which gives the holder the right to purchase one additional share of our common stock at a discount in certain circumstances triggered by a person acquiring over 20% of our outstanding shares. This also has the effect of discouraging a person from attempting to acquire us.

We are also subject to the anti-takeover statute of the General and Business Corporation Law of Missouri (the “MGBCL”), known as “business combination statute.” For purposes of this statute, a “business combination” means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested shareholder. An “interested shareholder” means any person who owns or controls 20% or more of the outstanding shares of the corporation’s voting stock in Missouri. Under the MGBCL, a corporation may not engage in a business combination with an interested shareholder for a period of 5 years following the time that the shareholder became an “interested shareholder” subject to certain exceptions as described in the statute.

Under our new senior secured credit facility, which we expect will be in effect after closing the Acquisition, a change of control is an event of default. Upon the occurrence of a change in control, the holders of the senior notes will have the right, subject to certain conditions, to require us to repurchase their notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.

Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for shares of our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of the date of this prospectus supplement, our restated articles of incorporation, as amended, provides that we have authority to issue up to 150,000,000 shares of our common stock, and up to 5,000,000 shares of our preferred stock, par value $0.10 per share. As of September 30, 2006, 32,318,714 shares of our common stock and no shares of our preferred stock were outstanding. Also as of such date, there were 4,844,850 shares of our common stock reserved for issuance under stock incentive plans or pursuant to individual option grants or stock awards. As of September 30, 2006, after giving effect to the Transactions, we would have had 44,192,112 shares of common stock outstanding (45,622,994 shares of common stock outstanding if the underwriters in this offering exercise their over-allotment option in full).

As part of the Financing Transactions, we are issuing to Rockwell Automation 1.58 million shares of our common stock. We will enter into a registration rights agreement with Rockwell Automation at the closing of the Acquisition pursuant to which Rockwell Automation will agree not to sell the shares of our common stock issued to it for a period of 180 days following the closing of the Acquisition, other than pursuant to piggyback registration rights. Following this period, these shares will be available for sale into the market at any time, subject only to applicable securities laws, rules and regulations. In addition, the registration rights agreement will grant to Rockwell Automation rights to require us to file a registration statement registering the resale of such shares and to require us, subject to certain limitations, to include such shares in registration statements we file in connection with the issuance of our securities. These sales or a perception that these sales may occur could reduce the market price for our common stock.

THE TRANSACTIONS

The Acquisition

On November 6, 2006, we entered into the Acquisition Agreement with Rockwell Automation to acquire the Acquired Business. The total consideration will be approximately $1.8 billion, comprised of $1.75 billion in cash and 1.58 million shares of our common stock to be issued to Rockwell Automation. The purchase price is subject to adjustment following the closing date of the Acquisition, as provided in the Acquisition Agreement, based on the difference between the amount of working capital of the Acquired Business as of the closing date of the Acquisition compared to the amount of working capital of the Acquired Business as of June 30, 2006. If working capital as of the closing date exceeds $230 million, we will be required to pay to Rockwell Automation an amount equal to the excess. Conversely, if working capital as of the closing date is less than $200 million, Rockwell Automation will pay us the shortfall. If we are required to pay additional amounts to Rockwell Automation, we expect to fund such payment from borrowings under our senior secured credit facility.

The Acquisition Agreement contains representations, warranties and covenants typical for transactions of this type. Rockwell Automation has agreed not to compete with the Acquired Business for a period of three years following the closing date of the Acquisition. Until the closing date of the Acquisition, Rockwell Automation has agreed to operate its business in the ordinary course and not to take certain enumerated corporate actions, as more fully described in the Acquisition Agreement. Rockwell Automation has agreed to indemnify us for material breaches of representations or warranties contained in the Acquisition Agreement, subject to certain limitations, including a cap of $180 million. Rockwell Automation has also agreed to indemnify us for certain legacy environmental matters, asbestos litigation and FCPA claims relating to the Acquired Business, subject to certain limitations, including a cap of $1.8 billion on all indemnification claims made by us under the Acquisition Agreement.

The Acquisition Agreement contains certain conditions to the closing of the Acquisition, including: the absence of any change in the Acquired Business that would have a material adverse effect, the accuracy of representations and warranties of each party (other than inaccuracies that would not have a material adverse effect on the Acquired Business), each party having performed their agreements and covenants in all material respects, no decree or order issued that would restrain or prohibit the consummation of the Acquisition, waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) having expired, and the receipt of governmental approvals, except for those approvals which would not, if not obtained, have a material adverse effect. The Acquisition is not conditioned on us obtaining financing to pay the purchase price. The waiting period under the HSR expired on December 18, 2006. Consequently, subject to the satisfaction or waiver of the remaining closing conditions, closing of the Acquisition is expected to occur on January 31, 2007.

After Closing, Rockwell Automation has agreed to provide us with certain transition services for which we will pay customary fees. In addition, the parties have agreed to sell certain products for resale to each other pursuant to supply agreements, including standard Reliance Electric drives.

The Financing Transactions

This offering of our common stock is part of the financing for the Acquisition. Concurrently with this offering, we intend to offer $550 million of senior notes. See “Description of Certain Indebtedness—Senior Notes.” The Financing Transactions are expected to be closed at the time of the completion of the Acquisition. The closing of the Financing Transactions are not conditioned on each other but are conditioned on the concurrent consummation of the Acquisition.

In addition, we intend to enter into a new senior secured credit facility at or prior to the closing of the Acquisition. See “Description of Certain Indebtedness—Senior Secured Credit Facility.” We intend to use $1.0 billion in borrowings under the term loan portion of our new senior secured credit facility, together with the proceeds from the Securities Financing Transactions and the 1.58 million shares of our common stock to be issued to Rockwell Automation to finance the Acquisition, to repay substantially all of our existing indebtedness and to pay related fees and expenses of the Transactions.

We have received a commitment, subject to certain conditions, for our $1.2 billion senior secured credit facility consisting of a $1.0 billion term loan and a $200.0 million revolving credit facility. In addition, we have received a commitment, subject to certain conditions, for additional financing required for the Acquisition through a $900.0 million bridge loan facility in the event that sufficient funds are not raised from the Securities Financing Transactions to pay the purchase price for the Acquisition. See “Description of Certain Indebtedness—Bridge Loan Facility.” In the event that we are unable to raise sufficient proceeds through the consummation of Securities Financing Transactions, we may draw down on the bridge loan facility, in whole or in part, in order to finance the Acquisition.

See “Use of Proceeds” for the estimated sources and uses of funds for the Transactions assuming a January 31, 2007 closing date.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 10,294,118 shares of common stock we are offering will be approximately $332.0 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the proceeds from this offering and the offering of senior notes, together with $1.0 billion in term loan borrowings under our new senior secured credit facility and the issuance of common stock to Rockwell Automation, to (i) finance the Acquisition, (ii) repay substantially all of our existing indebtedness and (iii) pay fees and expenses for the Transactions. The closing of this offering, and the closing of the offering of senior notes, are conditioned on the concurrent consummation of the Acquisition. Our existing indebtedness matures between 2007 and 2013 and bears interest at various interest rates.

We have received a commitment, subject to certain conditions, for our $1.2 billion senior secured credit facility, consisting of a $1.0 billion term loan and a $200.0 million revolving credit facility. In addition, we have received a commitment, subject to certain conditions, for additional financing required for the Acquisition through a $900.0 million bridge loan facility in the event that sufficient funds are not raised from the Securities Financing Transactions to pay the purchase price for the Acquisition. See “Description of Certain Indebtedness—Bridge Loan Facility.”

If the underwriters exercise their over-allotment option in full in connection with this offering, we will receive an estimated additional $46.5 million in net proceeds. We expect to use these additional net proceeds to repay indebtedness under our new senior secured credit facility.

The following table sets forth the estimated sources and uses of funds for the Transactions assuming a January 31, 2007 closing date. No assurance can be given that the information in the following table will not change depending on the nature of our financings. See “Risk Factors—Risks Related to the Offering—If we are unable to raise sufficient proceeds through the Securities Financing Transactions, we may draw down on a bridge loan facility in order to close the Acquisition which could significantly increase our indebtedness.”

Sources of Funds	Amount	Uses of Funds	Amount
	(in millions)		(in millions)
Revolving loan(1)	$1	Purchase price for the Acquired Business	$1,800
Term loan	1,000	Repayment of substantially all of Baldor’s existing indebtedness(3)	95
Senior notes	550	Acquisition fees and expenses	11
		Financing Transactions fees and expenses	45
Common stock offered hereby	350
Common stock issued to Rockwell Automation(2)	50

Total	$1,951	Total	$1,951

(1)	This revolving credit facility is available to the extent necessary to pay for purchase price adjustments, if any.
(2)	Based on the average closing sale price per share of our common stock on the NYSE for each of the ten consecutive trading days ending prior to November 6, 2006, the date the Acquisition Agreement was signed (1,579,280 shares of common stock will be issued to Rockwell Automation at the closing of the Acquisition).
(3)	Baldor’s indebtedness as of September 30, 2006 was $105.0 million, of which $8.0 million was repaid in December 2006.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, marketable securities and capitalization as of September 30, 2006:

•	on an actual basis; and

•	on a pro forma basis to give effect to the Transactions.

Because of the variability of the purchase price in the Acquisition, primarily due to the working capital adjustment following the consummation of the Acquisition, and the actual amount of fees and expenses, our capitalization may change.

We have received a commitment, subject to certain conditions, for our new $1.2 billion senior secured credit facility, consisting of a $1.0 billion term loan and a $200.0 million revolving credit facility, and, subject to certain conditions, for additional financing required for the Acquisition through a $900.0 million bridge loan facility in the event that sufficient funds are not raised from the Securities Financing Transactions to pay the cash purchase price for the Acquisition. See “Description of Certain Indebtedness—Bridge Loan Facility.”

You should read this table together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial Information of Baldor,” “Selected Financial Information of Power Systems,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baldor,” “Discussion and Analysis of Results of Operations of Power Systems” and the historical financial statements, including the related notes, included or incorporated by reference in this prospectus supplement and in the accompanying prospectus.

	As of September 30, 2006
	Actual	Pro Forma
	(in thousands)
Cash, cash equivalents and marketable securities(1)	$39,978	$39,978

Long-term debt, including current portion:
Revolving loan(2)	$—	$875
Term loan	—	1,000,000
Senior notes	—	550,000
Notes payable to banks due 2006-2009(1)	103,000	8,000
Industrial development bonds due 2013	2,025	2,025

Total long-term debt, including current portion	105,025	1,560,900

Shareholders’ equity:
Preferred stock, $0.10 par value; 5,000,000 shares authorized; none issued and outstanding
Common stock, $.10 par value; 150,000,000 shares authorized; 41,394,120 shares issued and 53,267,518 shares issued pro forma	4,139	5,326
Additional paid-in capital	86,435	467,289
Retained earnings	396,809	396,809
Accumulated other comprehensive income	5,771	5,771
Treasury stock, at cost, 9,075,406 shares	(189,124)	(189,124)

Total shareholders’ equity	304,030	686,071

Total capitalization	$409,055	$2,246,971

(1)	We repaid $8.0 million of our indebtedness that was outstanding as of September 30, 2006 in December 2006.
(2)	This revolving credit facility is available to the extent necessary to pay for purchase price adjustments, if any.

MARKET PRICE OF COMMON STOCK

Our common stock is traded publicly on the New York Stock Exchange under the symbol “BEZ.” The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by the New York Stock Exchange.

	High	Low
Fiscal year ended December 31, 2005
First quarter	$28.35	$25.18
Second quarter	26.63	23.81
Third quarter	26.47	22.70
Fourth quarter	27.02	23.19
Fiscal year ended December 30, 2006
First quarter	$34.03	$25.10
Second quarter	35.15	27.25
Third quarter	31.66	28.12
Fourth quarter	35.90	30.11
Fiscal year ending December 29, 2007
First quarter (through January 25, 2007)	$36.00	$32.34

As of September 30, 2006, there were approximately 1,835 holders of record of our common stock. On January 25, 2007, the last sale price reported on the New York Stock Exchange for our common stock was $35.48 per share.

DIVIDEND POLICY

Dividends are paid in our discretion out of legally available funds. We have paid a dividend to our shareholders every quarter since our initial public offering in 1976. Our policy is to periodically increase dividends as earnings and our financial condition warrant, but also to reinvest a major portion of earnings to help finance growth opportunities. The objective is for shareholders to obtain dividend increases over time, while also participating in our growth. However, in connection with the Acquisition we will enter into a credit agreement governing our new senior secured credit facility and an indenture that will govern the senior notes. Each of these agreements will contain provisions governing the payment of dividends and each may impose restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend on, among other things, our level of indebtedness at the time of the proposed dividend, our earnings, prior dividend payments and whether we are in default under any of our debt instruments. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. Further, any future declaration and payment of dividends is discretionary and our board of directors may at any time modify or revoke our dividend policy on our common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 6, 2006, Baldor entered into the Acquisition Agreement with Rockwell Automation and certain of its subsidiaries to acquire the Acquired Business from Rockwell Automation for total consideration of approximately $1.8 billion, subject to adjustment. The purchase consideration includes a payment of $1.75 billion in cash, subject to adjustment, and the issuance of 1.58 million shares of Baldor’s common stock to Rockwell Automation.

Prior to the Acquisition, the Acquired Business sourced certain custom drives from Rockwell Automation, which it sold at predetermined prices to third-party customers. After the Acquisition, the Acquired Business will no longer be able to source these custom drives from Rockwell Automation.

The following unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with historical financial statements and related notes of Baldor and Power Systems which are included elsewhere in this prospectus supplement.

The unaudited pro forma condensed combined balance sheet as of September 30, 2006 and the unaudited pro forma condensed combined statements of earnings for the year ended December 31, 2005 and the nine months ended September 30, 2006 are presented herein. The unaudited pro forma condensed combined balance sheet gives effect to the Transactions as if they occurred on September 30, 2006 and combines the historical balance sheets of Baldor and Power Systems as of September 30, 2006. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2005 gives effect to the Transactions as if they occurred on January 2, 2005 and combines the historical consolidated statement of earnings of Baldor for the year ended December 31, 2005 with the historical statement of operations of Power Systems for the year ended September 30, 2005. The unaudited pro forma condensed combined statement of earnings for the nine months ended September 30, 2006 gives effect to the Transactions as if they occurred on January 2, 2005 and combines the historical consolidated statement of earnings of Baldor for the nine months ended September 30, 2006 with the historical statement of operations of Power Systems for the nine months ended June 30, 2006.

Beginning in the first quarter of 2006, profit sharing expense is classified as an operating expense in our cost of goods sold and selling and administrative expenses. Prior to 2006, profit sharing expense was classified as a non-operating expense. The reclassification has been applied to all historic periods for Baldor presented in this prospectus supplement, consequently certain amounts presented differ from those included in previous filings incorporated by reference into this prospectus supplement.

The historical financial statements have been adjusted to give effect to pro forma items that are (i) directly attributable to the Transactions and (ii) factually supportable. With respect to the statement of earnings, the pro forma events must be expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of what the actual combined financial position or results of operations would have been had the Transactions been completed on the dates indicated or what such financial position or results would be for future periods.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting to account for the Acquisition. Accordingly, we have adjusted the historical consolidated financial information to give effect to the consideration issued in connection with the Acquisition. In the unaudited pro forma condensed combined financial statements, Baldor’s cost to acquire the Acquired Business has been allocated to the assets acquired and the liabilities assumed based upon management’s preliminary estimate of their respective fair values. Any excess of the fair value of the consideration issued over the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. The amounts allocated to the assets acquired and liabilities assumed in the unaudited pro forma condensed combined financial information are based upon management’s preliminary valuation estimates. Definitive allocations will be finalized based on certain valuations and other studies that will be performed by Baldor, in some cases with the assistance of outside valuation specialists, after the closing of the Acquisition. Accordingly, the purchase price allocation adjustments and related amortization reflected in the unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after closing of the Acquisition, and such revisions could have a material effect on the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statements of earnings do not include the impacts of any revenue, cost or other operating synergies that may result from the Acquisition or any related restructuring costs. Cost savings, if achieved, could result from material sourcing and elimination of redundant costs, including headcount and facilities. The unaudited pro forma condensed combined statements of earnings also do not reflect certain amounts resulting from the Acquisition because we consider them to be of a non-recurring nature. Such amounts may be comprised of restructuring and other exit costs and non-recurring costs relating to the integration of Baldor and the Acquired Business. To the extent the exit costs relate to the Acquired Business and meet certain criteria, they will be recognized in the opening balance sheet in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Based on Baldor’s review of Power Systems’ summary of significant accounting policies disclosed in the latter’s historical financial statements, the nature and amount of any adjustments to the historical financial statements of Power Systems to conform their accounting policies to those of Baldor are not expected to be significant. Upon consummation of the Acquisition, further review of Power Systems’ accounting policies and financial statements may result in required revisions to Power Systems’ policies and classifications to conform to Baldor’s accounting policies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2006

(Dollars in thousands, except per share data)

	Historical		Pro Forma
	Baldor	Power Systems	Retention Adjustments		Transaction Adjustments			Baldor Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$15,535	$6,559	$(6,559	) f	$			$15,535
Marketable securities	24,443	—	—			—		24,443
Receivables, less allowances for doubtful accounts	130,410	136,309	(761	) b		—		265,958
Inventories	113,348	188,051	—			—		301,399
Other current assets	40,562	22,616	(18,194	) c,d		3,367	t	48,351

Total current assets	324,298	353,535	(25,514)			3,367		655,686
Net property, plant and equipment	140,034	203,150	—			96,600	j,s	439,784
Goodwill	63,279	147,208	—			743,833	k	954,320
Other intangible assets, net	—	179,538	(145	) a		610,607	g	790,000
Prepaid pension	—	110,596	(109,953	) a		—		643
Other assets	7,687	26,980	(24,767	) a,b		34,511	i,t	44,411

Total assets	$535,298	$1,021,007	$(160,379)			$1,488,918		$2,884,844

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$55,143	$75,546	$(311	) b		$—		$130,378
Employee compensation	8,165	20,589	(9,674	) e		—		19,080
Profit sharing	7,516	—	—			—		7,516
Accrued warranty costs	5,661	3,238	—			—		8,899
Other accrued expenses	15,808	28,786	(508	) b		(1,018	) s	43,068
Current maturities of long-term obligations	25,000	760	—			(25,760	) h,o	—

Total current liabilities	117,293	128,919	(10,493)			(26,778)		208,941
Long-term obligations	80,025	—	—			1,480,875	o	1,560,900
Retirement benefits	—	85,611	(59,056	) a		28,378	p	54,933
Other liabilities	437	68,987	(25,738	) a,b		(28,470	) s	15,216
Deferred income taxes	33,513	93,449	(93,449	) a,c		325,270	q	358,783
Shareholders’ Equity:
Common stock, $0.10 par value	4,139	—	—			1,187	m	5,326
Additional paid-in capital	86,435	—	—			380,854	m	467,289
Total Rockwell Automation's invested equity	—	644,041	28,357	r		(672,398	) l	—
Retained earnings	396,809	—	—			—		396,809
Accumulated other comprehensive income	5,771	—	—			—		5,771
Treasury stock	(189,124)	—	—			—		(189,124)

Total shareholders’ equity	304,030	644,041	28,357			(290,357)		686,071

Total liabilities and shareholders’ equity	$535,298	$1,021,007	$(160,379)			$1,488,918		$2,884,844

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the Year Ended December 31, 2005

(Dollars in thousands except for per share data)

	Historical		Pro Forma
	Fiscal Year Ended December 31, 2005	Fiscal Year Ended September 30, 2005	Retention Adjustments		Transaction Adjustments		Baldor Pro Forma
	Baldor	Power Systems
Net sales	$721,569	$901,055	$(18,905	) 3	$—		$1,603,719
Cost of goods sold	527,502	672,514	(15,874	) 3	18,767	1,5,7,10	1,202,909

Gross profit	194,067	228,541	(3,031)		(18,767)		400,810
Selling and administrative	124,668	133,207	(682	) 2,4	(6,334	) 9,10	250,859

Operating profit (1)	69,399						149,951
Other income, net	1,976	(1,086)	1,322	2,6	—		2,212
Interest expense	4,080	17	—		121,791	8	125,888

Earnings before income taxes	67,295	94,231	(1,027)		(134,224)		26,275
Income taxes	24,274	32,353	(401	) 11	(46,710	) 11	9,516

Net earnings	$43,021	$61,878	$(626)		$87,514		$16,759

Net earnings per share— basic	$1.30						$0.37
Net earnings per share—diluted	$1.28						$0.37
Weighted average shares outstanding—basic	33,170,241				11,873,398 12		45,043,639
Weighted average shares outstanding—diluted	33,727,946				11,873,398 12		45,601,344

(1)	Operating profit not presented on Power Systems Historical Statements and Adjustments as Power Systems has not presented Operating profit historically.

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the Nine-Months Ended September 30, 2006

(Dollars in thousands except for per share data)

	Historical		Pro Forma
	Nine Months Ended September 30, 2006	Nine Months Ended June 30, 2006	Retention Adjustments		Transaction Adjustments		Baldor Pro Forma
	Baldor	Power Systems
Net sales	$610,826	$761,546	$(15,644	) 3	$—		$1,356,728
Cost of goods sold	450,175	545,425	(12,686	) 2,3	14,475	1,5,7,10,13	997,389

Gross profit	160,651	216,121	(2,958)		(14,475)		359,339
Selling and administrative	99,956	108,366	(600	) 2,4	(4,320	) 9,10	203,402

Operating profit (1)	60,695						155,937
Other income, net	835	1,576	—		—		2,411
Interest expense	4,562	1,396	—		88,518	8,13	94,476

Earnings before income taxes	56,968	107,935	(2,358)		(98,673)		63,872
Income taxes	21,022	40,907	(920	) 11	(37,693	) 11	23,316

Net earnings	$35,946	$67,028	$(1,438)		$(60,980)		$40,556

Net earnings per share—basic	$1.10						$0.91
Net earnings per share—diluted	$1.09						$0.90
Weighted average shares outstanding—basic	32,589,502				11,873,398	12	44,462,900
Weighted average shares outstanding—diluted	32,988,590				11,873,398	12	44,861,988

(1)	Operating profit not presented on Power Systems Historical Statements and Adjustments as Power Systems has not presented Operating profit historically.

See Notes to Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Sources and Uses of Funds

Set forth below are the estimated sources and uses of funds reflected in the Transactions column.

Sources		Uses
Revolving loan	875	Purchase price for the Acquired Business	$1,800,000
Term loan	$1,000,000	Acquisition fees and expenses	10,925
Senior notes	550,000	Financing Transactions fees and expenses	44,950
Common stock offered hereby	350,000	Repayment of Baldor’s existing indebtedness	95,000
Common stock issued to Rockwell Automation	50,000

Total Sources	$1,950,875	Total Uses	$1,950,875

For purposes of the pro forma financial statements the value of common stock to be issued to Rockwell Automation is based upon the average closing sale price per share of our common stock on the NYSE for each of the ten consecutive trading days ending prior to November 6, 2006, the date the Acquisition Agreement was signed. Upon closing, Baldor will issue 1,579,280 shares to Rockwell Automation. The value assigned to the shares issued in the final purchase allocation will be based upon the price of Baldor’s stock at closing.

2.	Purchase Price

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary as the proposed Acquisition has not yet been completed. The following is a preliminary estimate of the purchase price for the Acquisition:

Amount
Cash and common stock to Rockwell	$1,800,000
Estimated fees and expenses	10,925

Total estimated preliminary purchase price	$1,810,925

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to net tangible and intangible assets of the Acquired Business based on their estimated fair values as of the date of the Acquisition. The management of Baldor has allocated the preliminary estimated purchase price based on preliminary estimates. The allocation of the preliminary purchase price and the estimated useful lives associated with certain assets are as follows:

	Amount	Estimated useful life
Net tangible assets at book value	$345,797
Increase fixed assets to fair value	110,000	10 years
Intangible assets
Customer relationships	275,000	28 years
Trade names	405,000	indefinite
Technology	110,000	7 to 15 years
Indemnified liabilities	10,886
Short-term debt repaid by Rockwell Automation prior to closing	760
Increase in pension and post retirement obligations assumed by Baldor	(28,377)
Reversal of deferred gains on sale – leaseback	16,088
Deferred tax liability	(325,270)
Goodwill	891,041

Total estimated preliminary purchase price	$1,810,925

Definitive allocations will be finalized based on certain valuations and other studies that will be performed by Baldor, in some cases with the assistance of outside valuation specialists, after closing the Acquisition. Accordingly, the purchase price allocation adjustments and related depreciation and amortization reflected in the foregoing unaudited pro forma condensed combined financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair value after closing of the Acquisition, and such revisions could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. Such revisions could include changes to the fair values assigned to tangible or intangible assets acquired or liabilities assumed, or changes to the estimated useful lives assigned to tangible or intangible assets.

Identifiable intangible assets: Customer relationships relate primarily to underlying customer relationships with distributor networks, original equipment manufacturers and other customers of the Acquired Business. Acquired trade names include the Dodge and Reliance Electric trade names and other product names. Technology relates to both patented and unpatented technology.

Baldor expects to amortize the fair value of customer relationships and technology based on the pattern in which the economic benefits of these intangible assets will be consumed. Additionally, the customer relationships and technology will be tested for impairment whenever circumstances indicate that the carrying amount may not be recoverable. The fair value of acquired trade names will not be amortized but instead will be tested for impairment at least annually (more frequently if indicators of impairment are present). In the event that management determines that the value of the acquired customer relationships, technology or trade names has become impaired, Baldor will incur an accounting charge for the amount of impairment during the period in which the amount is determined.

Goodwill: Approximately $893,066 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if indicators of impairment are present). In the event that management determines that the value of the goodwill has become impaired, Baldor will incur an accounting charge for the amount of impairment during the period in which the amount is determined.

Fixed assets: Management has estimated that at acquisition date the fair values of certain fixed assets of the Acquired Business will be higher than their respective book values in Power Systems’ historical financial statements.

3.	Pro Forma Adjustments

Pro forma retention adjustments give effect to the exclusion of certain activities included in the historical financial statements of Power Systems that will not be acquired by Baldor. Pro forma adjustments for the Transactions give effect to the Acquisition under the purchase method of accounting, the offering of common stock (to Rockwell and through this offering), the issuance of new senior notes, the entry into and initial borrowings under the new senior secured credit facility, the repayment of Baldor’s existing indebtedness, the payment of fees and expenses, and the recording of certain additional assets acquired and liabilities assumed (including indemnities that will be received from Rockwell Automation to settle certain liabilities recorded in Power Systems’ historical financial statements). The pro forma adjustments assume that the underwriters do not exercise their option to purchase additional shares of Baldor’s common stock to cover over-allotments, if any, in connection with this offering.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet are as described below.

a.	Reflects assets and liabilities associated with certain deferred compensation, pension and post-retirement benefit plans that will be retained by Rockwell Automation, including reductions of $145 in Other intangibles, $109,953 in Prepaid pension, $1,943 in Other assets, $59,056 in Retirement benefits, $1,943 in Other liabilities and $(640) in Deferred income taxes.

b.	Reflects the exclusion of Federal Pacific Electric Company, a non-operating legal entity, which will be retained by Rockwell Automation, with reductions of $761 in Receivables, net, $22,824 in Other assets, $311 in Accounts payable, of $508 in Other accrued expenses, and of $23,795 in Other liabilities.

c.	Reflects the exclusion of $17,278 current deferred tax assets included in Other current assets and $94,089 in Deferred income taxes. Deferred tax amounts related to assets acquired and liabilities assumed are included in adjustments reflected in note q below.

d.	Reflects the exclusion of $916 in Other current assets related to the NASCAR agreement which will be retained by Rockwell Automation.

e.	Reflects the exclusion of $9,674 in compensation and benefits related liabilities arising prior to the closing of the Acquisition that Rockwell Automation is required to fund on or after the closing of the Acquisition.

f.	Reflects the elimination of balances in Cash and cash equivalents of Power Systems which Baldor must pay to Rockwell Automation at closing.

g.	Eliminates intangible assets recorded on the historical financial statements of Power Systems of $179,393 (net of the Retention Adjustment of $145) and records the fair value of intangible assets acquired of $790,000.

h.	Reflects elimination of $760 of short-term debt related to Power Systems’ subsidiary in China that was repaid by Power Systems prior to closing of the Acquisition.

i.	Reflects receivable of $10,886 in relation to certain environmental matters and income tax contingencies the liabilities for which will be indemnified by Rockwell Automation.

j.	Reflects step-up to fair value of fixed assets acquired of $110,000.

k.	Reflects elimination of goodwill of $147,208 recorded on the historical financial statements of Power Systems and the recognition of goodwill of $891,041 resulting from preliminary allocation of the pro forma purchase price.

l.	Eliminates Power Systems’ historical equity (including Retention Adjustments of $28,357).

m.	Records issuance of 1,579,280 shares to Rockwell Automation valued at $50,000 and 10,294,118 shares through this offering, for estimated proceeds of $332,041, net of issuance fees and expenses of $17,959.

n.	This item intentionally left blank.

o.	Reflects issuance of $550,000 principal in the senior notes offering and borrowings of $1,000,000 under the term loan portion of our new senior secured credit facility and $875 under the revolving credit facility portion of our new senior secured credit facility, and the repayment of debt previously incurred by Baldor in the amount of $95,000 (which includes $25,000 classified as Current maturities of long-term obligations). Baldor repaid $8,000 of its debt in December 2006, which is not reflected.

p.	Reflects recording the projected benefit obligation for the pension plan and the accumulated benefit obligation for the post retirement plan that will be assumed by Baldor.

q.	Reflects the deferred tax liability related to step up in fair values of fixed and intangible assets and the differences in book and tax bases of assets acquired and liabilities assumed.

r.	Reflects elimination of Rockwell Automation invested equity related to retention adjustments, included in a,b,c,d,e, and f above.

s.	The Power Systems historical financial statements included a deferred gain related to a sale-leaseback transaction. In addition, a sale was not recognized on three properties due to a right to reacquire adjacent vacant land. Baldor expects that these properties will be accounted for as operating leases. Therefore, the net book value of $13,400 and the deferrals ($1,018 in Other accrued expenses and $28,470 in Other liabilities) are removed for pro forma presentation.

t.	Reflects capitalized debt issuance fees related to new senior notes and senior credit facility, of which $3,367 is recorded in Other current assets and $23,625 is recorded in Other assets.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of earnings are as described below.

1.	The historical financial statements of Power Systems included revenues and expenses related to certain non-custom drives that were purchased from Rockwell Automation. After the Acquisition, Baldor may continue to purchase those drives from Rockwell Automation at an increased price. This adjustment represents increased Cost of goods sold to reflect the effect of increased pricing, amounting to $5,636 and $3,302 for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively.

2.	Reflects the exclusion of Federal Pacific Electric Company, a non-operating legal entity, which will be retained by Rockwell Automation resulting in reductions of $120 in Selling and administrative and $6 in Other income, net for the year ended September 30, 2005 and reductions of $25 in Cost of goods sold and $113 in Selling and administrative for the nine months ended June 30, 2006.

3.	Reflects the exclusion of Revenues of $18,905 and Cost of goods sold of $15,874 for the year ended September 30, 2005, and Revenues of $15,644 and Cost of goods sold of $12,661 for the nine months ended June 30, 2006 related to the custom drives business that will be retained by Rockwell Automation.

4.	Reflects the exclusion of $562 in Selling and administrative for the year ended September 30, 2005 and $487 for the nine-months ended June 30, 2006 in relation to costs incurred to defend asbestos product liability claims the liabilities for which will be indemnified by Rockwell Automation.

5.	Reflects the elimination of amortization of intangibles of $1,984 and $1,778 in Cost of goods sold for Power Systems for the year ended September 30, 2005 and the nine months ended June 30, 2006, respectively, related to intangible assets recorded on the historical financial statements of Power Systems; and the inclusion of amortization expense of $17,700 and $13,275 for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, in relation to the intangible assets acquired.

6.	Reflects elimination of expenses of $1,328 related to certain environmental matters the liabilities which will be indemnified by Rockwell Automation.

7.	Reflects the incremental depreciation expense of $11,000 and $8,250 for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, in relation to the step-up in fair value of fixed assets.

8.	Reflects the elimination of interest expense related to debt to be repaid in the Transactions and the addition of assumed interest expense for senior notes and senior secured credit facility, in connection with the issuance of new debt in the Transactions. Historic interest expense eliminated amounts to $4,080 and $4,562 for the year ended December 31, 2005 and the nine month period ended September 30, 2006, respectively. Estimated interest expense amounts to $125,871 and $94,404 for the year ended December 31, 2005 and the nine month period ended September 30, 2006, respectively, assuming a weighted average interest rate of 7.9% for the new debt. The adjustment assumes amortization of debt issuance costs on a straight-line basis over the respective maturities of the indebtedness. A portion of the new debt bears interest at a variable rate. For each 0.125% change in interest rate, annual interest expense would change by $1,251.

9.	Reflects the reversal of periodic amortization of Power Systems’ prior service costs and net actuarial losses of $1,616 and $762 for the year ended September 30, 2005 and the nine months ended June 30, 2006, respectively, in relation to those pension and post-retirement benefit plans that will be assumed by Baldor.

10.	Baldor’s defined contribution plan expense is based on 12% of pre-tax pre-profit sharing earnings. The pro forma Transaction adjustments reduce pre-tax earnings. Accordingly, profit sharing expense is reduced by $18,303 ($13,585 in Cost of goods sold and $4,718 in Selling and administrative) for the year ended December 31, 2005 and $13,456 ($9,898 in Cost of goods sold and $3,558 in Selling and administrative) for the nine-months ended September 30, 2006.

11.	Retention adjustment reflects tax effect of retention adjustments at Power Systems’ statutory rate. Transaction adjustment reflects tax effect of transaction adjustments such that the pro forma results reflect an effective tax rate comparable to the historical rate of Baldor.

12.

Basic net income per share is calculated by dividing the net income for the period by the weighted average common shares outstanding for the period, inclusive of the assumed 1,579,280 shares to be issued to Rockwell Automation and the 10,294,118 shares to be issued in this offering. Weighted average common shares outstanding for the diluted net income per share calculation includes the assumed shares for issuance in Transactions and the dilutive effects of outstanding stock options.

13.	Reflects reclassification of $1,324 lease payments from Interest expense to Cost of goods sold to reflect expected operating lease treatment (see note s above).

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF BALDOR

The following selected consolidated financial information for each of the years in the five year period ended December 31, 2005 is derived from our audited consolidated financial statements. The following selected consolidated financial information as of September 30, 2006 and for the nine months ended October 1, 2005 and September 30, 2006 is derived from our unaudited interim condensed consolidated financial statements. Our interim financial statements were prepared on a consistent basis to our annual financial statements and contain all adjustments necessary for a fair presentation of the interim period. The results for an interim period are not necessarily indicative of our results for a full year.

Beginning in the first quarter of 2006, profit sharing expense is classified as an operating expense in cost of goods sold and selling and administrative expenses. Prior to 2006, profit sharing expense was classified as a non-operating expense. The reclassification has been applied to all historic periods presented in this document, consequently certain amounts presented differ from those included in previous filings incorporated by reference into this prospectus supplement.

This information is only a summary and should be read together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Baldor” and the historical financial statements, the related notes and other financial information included or incorporated by reference into this prospectus supplement.

	Year Ended					Nine Months Ended
(Dollars in thousands, except per share data)	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	December 31, 2005	October 1, 2005	September 30, 2006
Statement of Earnings Data:
Net sales	$557,459	$549,507	$561,391	$648,195	$721,569	$538,907	$610,826
Cost of goods sold	405,888	401,360	413,953	479,664	527,502	399,414	450,175

Gross profit	151,571	148,147	147,438	168,531	194,067	139,493	160,651
Selling and administrative	111,972	108,147	107,120	114,906	124,668	90,377	99,956

Operating profit	39,599	40,000	40,318	53,625	69,399	49,116	60,695
Other income, net	839	1,383	1,960	1,938	1,976	1,349	835
Interest expense	4,906	3,454	2,949	3,235	4,080	2,954	4,562

Earnings before income taxes	35,532	37,929	39,329	52,328	67,295	47,511	56,968
Income taxes	13,147	14,034	14,550	17,276	24,274	17,617	21,022

Net earnings	$22,385	$23,895	$24,779	$35,052	$43,021	$29,894	$35,946

Earnings Per Share Data:
Net earnings per share—basic	$0.66	$0.70	$0.75	$1.06	$1.30	$0.90	$1.10

Net earnings per share—diluted	$0.65	$0.69	$0.74	$1.05	$1.28	$0.89	$1.09

Weighted average shares outstanding—basic	33,896,164	34,060,853	32,928,369	32,953,382	33,170,241	33,185,585	32,589,502

Weighted average shares outstanding—diluted	34,505,550	34,622,136	33,404,733	33,485,261	33,727,946	33,762,071	32,988,590

Dividends declared and paid per common share	$0.52	$0.52	$0.53	$0.57	$0.62	$0.46	$0.50

	Year Ended					Nine Months Ended
(Dollars in thousands, except per share data)	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	December 31, 2005	October 1, 2005	September 30, 2006
Balance Sheet Data (at period end):
Cash and cash equivalents	$5,564	$24,515	$10,635	$12,054	$11,474	$16,544	$15,535
Total current assets	252,681	274,104	276,293	299,085	296,456	310,084	324,298
Total assets	458,927	474,161	478,355	502,900	506,441	515,718	535,298
Current liabilities	79,043	75,081	104,491	85,940	107,501	91,733	117,293
Total debt	100,444	107,175	105,284	104,025	95,025	99,418	105,025
Total liabilities	196,442	199,563	216,867	219,285	206,986	219,907	231,268
Total shareholders’ equity	$262,485	$274,598	$261,488	$283,615	$299,455	$295,811	$304,030
Other Financial Information:
Net cash provided by operating activities	$38,250	$53,574	$65,007	$33,696	$55,873	$37,792	$40,180
Net cash used in investing activities	22,102	26,525	32,835	16,764	23,712	13,522	5,908
Net cash used in financing activities	16,452	8,098	46,052	15,513	32,741	19,780	30,211
Depreciation and amortization	20,679	19,005	18,839	19,143	18,241	13,541	14,567
Additions to property, plant and equipment	19,361	10,556	17,368	20,612	22,375	15,595	14,351
EBITDA (1)	61,117	60,388	61,117	74,706	89,616	64,006	76,097
Ratio of earnings to fixed charges (2)	7.1	9.5	10.6	13.2	14.5	14.1	11.9

(1)	We present EBITDA in this prospectus to provide investors with supplemental measures of our operating performance. EBITDA, as used in this prospectus, is defined as net earnings plus net interest expense, income taxes and depreciation and amortization. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. EBITDA is also used by investors to evaluate our operating performance. In addition, it provides investors and analysts with a measure of operating results unaffected by differences in capital structure, capital investment cycles and ages of related assets.

EBITDA is not a recognized measurement under GAAP. When evaluating our operating performance or liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of our financial performance and liquidity as determined in accordance with GAAP, such as net earnings, operating income or net cash provided by operating activities. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations, including our cash used for capital expenditures, working capital and to make payments of interest or principal on our indebtedness. Because other companies may calculate EBITDA differently than we do, EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net earnings to EBITDA:

	Year Ended					Nine Months Ended
(in thousands)	December 29, 2001	December 28, 2002	January 3, 2004	January 1, 2005	December 31, 2005[1]	October 1, 2005	September 30, 2006
Net earnings	$22,385	$23,895	$24,779	$35,052	$43,021	$29,894	$35,946
Income taxes	13,147	14,034	14,550	17,276	24,274	17,617	21,022
Interest expense	4,906	3,454	2,949	3,235	4,080	2,954	4,562
Depreciation and amortization	20,679	19,005	18,839	19,143	18,241	13,541	14,567

EBITDA	$61,117	$60,388	$61,117	$74,706	$89,616	$64,006	$76,097

(2)	Earnings is the sum of income before taxes from continuing operations and fixed charges. Fixed charges consists of interest expense on indebtedness and an approximation of interest included in rental expense.

SELECTED FINANCIAL INFORMATION OF POWER SYSTEMS

The following selected financial information as of September 30, 2004, 2005 and 2006 and for the years ended September 30, 2003, 2004, 2005 and 2006 is derived from the audited financial statements of Power Systems. The financial statements of Power Systems include the results of operations of the Reliance Electric and Reliance branded drives business, which we are not acquiring from Rockwell Automation, Inc. The drives business was not a significant part of the results of operations and financial condition of Power Systems’ business. Rockwell Automation is also retaining certain pension related assets and liabilities and is indemnifying Baldor for certain asbestos litigation and legacy environmental and income tax contingency liabilities.

This information is only a summary and should be read together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Discussion and Analysis of Results of Operations of Power Systems” and the historical financial statements, the related notes and other financial information included or incorporated by reference into this prospectus supplement.

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006
Statement of Operations Data:
Sales	$723,065	$769,747	$901,055	$1,031,892
Cost of sales (1)	(566,912)	(595,440)	(672,514)	(738,195)

Gross profit	156,153	174,307	228,541	293,697
Selling, general and administrative expenses (2)	(126,214)	(129,252)	(133,207)	(147,363)
Other income (expense), net (3)	1,358	(6,939)	(1,086)	(211)
Interest expense	(7,344)	(56)	(17)	(1,800)

Income before income taxes and cumulative effect of accounting change	23,953	38,060	94,231	144,323
Income tax provision	(10,789)	(14,356)	(32,353)	(53,099)

Income before cumulative effect of accounting change	13,164	23,704	61,878	91,224
Cumulative effect of accounting change, net of tax	—	—	—	(1,122)

Net income	$13,164	$23,704	$61,878	$90,102

Balance Sheet Data (at period end):
Cash and cash equivalents		$2,870	$3,760	$6,559
Total current assets		303,666	327,943	353,535
Total assets (4)		944,045	961,645	1,021,007
Total current liabilities		110,811	110,015	128,919
Total debt		—	1,112	760
Total liabilities		367,363	421,281	376,966
Total Rockwell Automation’s invested equity		576,682	540,364	644,041

Other Financial Information:
Cash provided by operating activities (5)	$67,555	$68,896	$85,328	$37,161
Cash provided by (used for) investing activities (6)	(27,790)	(25,349)	(27,746)	30,978
Cash used for financing activities (7)	(40,783)	(43,759)	(61,639)	(66,932)
Depreciation and amortization (8)	50,072	46,644	38,868	35,809
Capital expenditures	27,872	27,188	22,558	27,830
EBITDA (9)	81,369	84,760	133,116	180,810

(1)	Includes restructuring charges of $5.0 million in 2005 and $3.9 million in 2004 relating primarily to asset impairments and reductions in workforce related to plant closures. See notes to Power Systems’ audited financial statements included elsewhere in this prospectus supplement.
(2)

Includes restructuring charges of $982,000 in 2004 relating primarily to asset impairments and reductions in workforce related to plant closures. See notes to Power Systems’ audited financial statements included elsewhere in this prospectus supplement. Also includes $3.9 million in non-cash stock-based compensation expense recorded in conjunction with the adoption of SFAS 123(R) in fiscal 2006, which will be a continuing non-cash expense for Baldor in future periods.

(3)	Includes gains of (i) $1.2 million in 2006 relating to non-operating income from the sale of a portion of Power Systems’ ownership interest in CoLinx, LLC, a company that provides logistic and e-commerce services and (ii) $2.2 million in 2003 related to a dispute with a supplier.
(4)	Includes $73 million increase in 2006 related to a prepaid pension asset. Increase primarily related to an allocated U.S. pension contribution funded by Rockwell Automation. The majority of U.S. pension obligations and corresponding assets will be retained by Rockwell Automation.
(5)	Decreased operating cash flow in 2006 includes the allocation of the U.S. pension contribution as noted in footnote (4) above.
(6)	Includes $58 million of proceeds on the disposition of property received in 2006 primarily from a sale and leaseback transaction.
(7)	Includes net transfers from Rockwell Automation of $110.6 million in 2003 and net transfers to Rockwell Automation of $35.3 million in 2004, $62.8 million in 2005 and $66.6 million in 2006.
(8)	Decrease in depreciation and amortization expense primarily related to certain purchase accounting intangible assets becoming fully amortized during the respective periods.
(9)	We present Power Systems’ EBITDA in this prospectus supplement to provide investors with a supplemental measure of operating performance. EBITDA, as used in this prospectus supplement for Power Systems, is defined as consolidated net income plus net interest expense, income tax provision, and depreciation and amortization. We use EBITDA as one criterion for evaluating performance relative to that of competitors. EBITDA is also used by investors to evaluate operating performance. In addition, it provides investors and analysts with a measure of operating results unaffected by differences in capital structure, capital investment cycles and ages of related assets. EBITDA is not a recognized measurement under GAAP. When evaluating operating performance or liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of financial performance and liquidity as determined in accordance with GAAP, such as net income, operating income or net cash provided by operating activities. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations, including cash used for capital expenditures, working capital and to make payments or interest or principal on our indebtedness. Because other companies may calculate EBITDA differently, EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net income to EBITDA:

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006
Net income	$13,164	$23,704	$61,878	$90,102
Income tax provision	10,789	14,356	32,353	53,099
Interest expense	7,344	56	17	1,800
Depreciation and amortization	50,072	46,644	38,868	35,809

EBITDA	$81,369	$84,760	$133,116	$180,810

Historical results of Power Systems include the following income (expense) items during the periods indicated:

	Year Ended September 30,
(in thousands)	2003	2004	2005	2006
Contribution of custom drives business to pre-tax earnings (1)	$971	$2,137	$3,031	$4,049
Historical pension & post-retirement expense related to obligations retained by Rockwell Automation (2)	(15,363)	(17,556)	(18,300)	(22,089)
Environmental charges (3)	—	(6,170)	(1,328)	—
NASCAR expenses (4)	(1,160)	(1,338)	(2,235)	(2,292)
Indemnified legal costs (5)	(334)	(711)	(562)	(810)
Historic corporate allocations by Rockwell Automation (6)	(8,800)	(10,100)	(10,000)	(11,600)

(1)	Rockwell Automation will retain the Reliance Electric and Reliance branded drives business which is included within the historic Power Systems Group financial information, and Baldor will have the ability to purchase standard drives from Rockwell Automation following the Acquisition, but at a price higher than that available to Power Systems. See “Unaudited Pro Forma Condensed Combined Financial Information.” Baldor will not be able to purchase custom drives from Rockwell Automation following the Acquisition.
(2)	Amount represents certain pension and post-retirement obligations retained by Rockwell Automation. However, Baldor will incur pension related obligations in relation to certain of the Acquired Business employees and has historically contributed approximately 12% of its pre-tax earnings to its profit sharing plan.
(3)	Environmental charges related to obligations associated with a former Reliance Electric manufacturing facility for which Reliance Electric will be indemnified by Rockwell Automation.
(4)	Represents historical expense related to a marketing agreement with NASCAR which will be retained by Rockwell Automation. Additional or alternative marketing expenses may be incurred by Baldor.
(5)	Legal costs related to asbestos claims that will be indemnified by Rockwell Automation.
(6)	Amount of Rockwell Automation corporate expenses allocated to Power Systems, which will be offset by any increase in Baldor’s comparable corporate expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF BALDOR

Baldor is a leading manufacturer of industrial electric motors, drives, and generators, currently supplying over 8,000 customers in more than 160 industries. We sell our products to a diverse customer base consisting of original equipment manufacturers and distributors serving markets in the United States and throughout the world. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption.

Our financial performance is driven by industrial spending and the strength of the economies in which we sell our products generally, and is also influenced by:

•	Investments in manufacturing capacity, including upgrades, modifications, and expansions of existing manufacturing facilities, and the creation of new manufacturing facilities;

•	Our customers’ needs for greater variety, timely delivery, and higher quality at a competitive cost; and

•	Our large installed base which creates a significant replacement demand.

Our net sales were adversely affected during the U.S. economic slowdown that began in mid-2000 and became an economic recession in 2001 and was characterized by weak industrial markets throughout 2002 and 2003. The U.S. industrial economy began to strengthen in early 2004 and has continued to grow through 2006. Our financial performance is affected primarily by the U.S. economy, with 85% of our net sales for the nine months ended September 30, 2006 generated in the United States. This strength in the U.S. economy and price increases due to raw material costs have led to sales increases of 11.3% for 2005 compared to 2004 and 13.3% for the nine months ended September 30, 2006 compared to the same period in the prior year, although we expect this sales growth to moderate in 2007.

We are not dependent on any one industry or customer for our financial performance, with no single customer representing more than 5% of our net sales for fiscal 2005. For the nine months ended September 30, 2006, approximately 50% of our domestic net sales were generated through distributors, which represents primarily sales of replacement products. Domestic sales to OEMs were approximately 50% for the nine months ended September 30, 2006. OEMs primarily use our products in new installations, which expands our installed base and leads to replacement product sales by distributors in the future.

We manufacture substantially all of our products. Consequently, our costs include the cost of raw materials, including steel, copper and aluminum, and energy costs. Each of these costs has increased in the past few years due to growing global demand for these commodities, impacting our cost of sales. We seek to offset these increases in our costs through a continued focus on product design improvements, including redesigning our products to reduce material content and investing in capital equipment that assists in eliminating waste, and by modest price increases in our products. Our manufacturing facilities are also significant sources of fixed costs. Our margin is impacted when we cannot promptly decrease these costs to match declines in net sales.

Our fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2005 contained 52 weeks, fiscal year 2004 contained 52 weeks, and fiscal year 2003 contained 53 weeks.

We have a profit-sharing plan covering most of our employees with more than two years of service. We contribute approximately 12% of our earnings before income taxes and the earnings before income taxes of participating subsidiaries to the plan. Beginning in the first quarter of 2006, profit sharing expense is classified as an operating expense in cost of goods sold and selling and administrative expenses. Prior to 2006, profit sharing expense was classified as a non-operating expense. The reclassification has been applied to all historic periods presented in this prospectus supplement, consequently certain amounts presented differ from those included in previous filings incorporated by reference into this prospectus supplement.

Industry Trends

The demand for products in the electric motor and generator and power transmission industries is closely tied to growth trends in the economy and levels of industrial activity and capital investment. We believe that specific drivers of demand for our products include process automation, efforts in energy conservation and productivity improvement, regulatory and safety requirements, new technologies and replacement of worn parts. Our products are typically critical parts of their end-applications, and the end user’s cost associated with their failure is high. Consequently, we believe that end users of our products base their purchasing decisions on quality, reliability and availability as well as customer service, rather than the price alone. We believe that key success factors in our industry include strong reputation and brand preference, good customer service and technical support, product availability, and strong distribution network.

According to The Freedonia Group Inc., between 2004 and 2009, the U.S. electric motors and generator market is expected to grow at a compounded annual growth rate of 4.8%, driven by the improved domestic economy and increased capital spending by end-users. According to ARC Advisory Group, between 2004 and 2009, the markets for drives in North America and globally are expected to grow at an 8.6% and 6.8% compounded annual growth rate, respectively. According to The Freedonia Group Inc., the mechanical power transmission components market is expected to grow at a rate of 4.9% annually until 2010, driven by continued spending for replacement products and capital spending improvements across key end-markets.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Management believes the following accounting policies could have the most significant effect on our reported results and require subjective or complex judgments by management.

Revenue Recognition: We sell products to our customers Free on Board (“FOB”) shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. We have no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Allowance for Doubtful Accounts: We record allowances for doubtful accounts based on customer-specific analysis, general matters such as current assessments of past due balances and historical experience. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (“LIFO”) method, except for non-U.S. inventories, which are determined by the first-in, first-out (“FIFO”) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The net realizable value of inventory is reviewed on an on-going basis, with consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: Our self-insurance programs primarily include product liability, workers’ compensation, and health insurance. We self-insure from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insurance liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment and more frequently if indicators of impairment warrant additional analysis. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management’s estimate of the fair value of a reporting unit with its carrying value, including goodwill. Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Judgments and assumptions related to revenue, gross margin, operating expenses, interest, capital expenditures, cash flow, and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately results in the recognition of impairment charges in the financial statements. We utilize various assumption scenarios and assign probabilities to each of these scenarios in our discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess.

Share-Based Compensation: Beginning in fiscal year 2006, we apply the fair value method, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payments”, in accounting for share-based compensation plans. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method. As a result, we recognize the fair value of share-based compensation over the vesting period of the related awards.

The fair value of the options is estimated using a Black-Scholes option pricing formula. The variables used in the option pricing formula for each grant are determined at the time of grant as follows: (1) volatility is based on the daily composite closing price of our stock over a look-back period of time that approximates the expected option life; (2) risk-free interest rates are based on the yield of U.S. Treasury Strips as published in the Wall Street Journal on the date of the grant for the expected option life; (3) dividend yields are based on our dividend yield published in the Wall Street Journal on the date of the grant; and (4) expected option life represents the period of time the options are expected to be outstanding and is estimated based on historical experience. Assumptions used in the fair-value valuation are periodically monitored and adjusted to reflect current developments. The volatility factor for 2006 options is greater than that used to value previous grants. Future expense may be higher than past pro forma expense because the greater volatility factor acts to increase the value of the granted options.

Results of Operations

Nine months ended September 30, 2006 versus nine months ended October 1, 2005

Net sales for the first nine months of 2006 increased 13.3% to $610.8 million, compared to sales of $538.9 million in the first nine months of 2005. Sales of industrial electric motor products grew 17.5% compared to the first nine months of 2005 and that growth was spread among most of the industries and geographical areas we serve. Industrial electric motors comprised 80.7% of net sales in the first nine months of 2006 compared to 77.8% in the comparable period of 2005. Sales of drives and motion control products were 5.9% higher in the first nine months of 2006 compared to the first nine months of 2005, fueled by growth in Europe in the third quarter. Drive products accounted for 13.9% of net sales in the first nine months of 2006 compared to 14.9% in the comparable period of 2005. For the first nine months of 2006, sales of generator products decreased by 15.9% from the same period of 2005 and comprised 5.4% of net sales in the first nine months of 2006 compared to 7.3% in the first nine months of 2005. Decreased military and hurricane-related demand during the third quarter 2006 was the primary contributor to the year-to-date decline. While we expect military shipments to resume during early 2007, we believe that military and hurricane-related shipments are unpredictable and will continue to be a smaller percentage of our overall generator business. Other industrial generators sales were up 14.1% in the first nine months of 2006, indicating growth in distribution channels and market share.

Gross margin improved to 26.3% in the first nine months of 2006 compared to 25.9% in first nine months of 2005. Prices for copper and aluminum continued to rise through the first nine months of 2006. Continued increasing material costs in 2006 had a negative impact on margins; however, improvements in manufacturing efficiencies and strong sales growth resulted in overall improvement in the gross margin. During the first nine months of 2005, certain accrued insurance obligations were adjusted to reflect current exposure, improving gross margin by 0.3%.

Operating margin for the first nine months of 2006 improved to 9.9% from 9.1% in the first nine months of 2005. As a result of not adding substantial fixed selling and administrative costs during the first nine months of 2006, total selling and administrative expenses amounted to 16.4% of sales compared to 16.8% of sales in the first nine months of 2005. In the first nine months of 2006, we adjusted our allowance for doubtful accounts receivable to reflect current exposure resulting in an increase in the operating margin of 0.2%. Selling and administrative expense for the nine months ended September 30, 2006 included $1.8 million of non-cash expense due to the adoption of SFAS 123(R).

Pre-tax margin improved to 9.3% for the first nine months of 2006 from 8.8% for the comparable period of 2005. Interest expense increased compared to the same period of 2005 due to rising interest rates and additional borrowings related to share repurchases. Improvements in gross and operating margins more than offset this increase.

As a result of improved margins, net earnings of $35.9 million for the first nine months of 2006 were up 20.2% from net earnings of $29.9 million for the first nine months of 2005. Diluted earnings per common share for the first nine months of 2006 grew by 22.5% to $1.09 compared to $0.89 for the first nine months of 2005. During 2006 and 2005, certain liabilities were adjusted to reflect current exposure. Reduction of allowance for doubtful accounts receivable during the first nine months of 2006 increased diluted earnings per common share by $0.02. Adjustments to our self-insurance liabilities during the first nine months of 2005 increased diluted earnings per common share by $0.03.

Fiscal year 2005 compared to fiscal year 2004

Net sales for 2005 increased 11.3% to $721.6 million, compared to sales of $648.2 million in 2004. Sales of industrial electric motor products grew 14.3% during 2005 and that growth was spread among most of the industries and geographical areas we serve. Large motors (60-1500 horsepower) and Super-E high-efficiency motors in all sizes had the strongest growth in 2005. As energy costs have increased, our Super-E high-efficiency motors have become increasingly valuable to our industrial users. Industrial electric motors comprised 78.3% of net sales in 2005 compared to 76.2% in 2004. During 2005, sales of generator products rose 16.5% from 2004 levels and comprised 7.0% of net sales in 2005 compared to 6.7% in 2004. While a portion of the growth was related to the need for alternate power in areas affected by the hurricanes, we saw substantial growth in a number of customer markets. Sales of drives and motion control products declined 3.9% in 2005, following strong growth in 2004. During 2005, we completed development of new motion control products and the first phase of our H2 series of drives. Drive products accounted for 14.7% of net sales in 2005 and 17.1% in 2004.

Gross margin was 26.9% in 2005 compared to 26.0% in 2004. During 2005, copper prices reached record highs, driving up the cost of our materials. A continued focus on product design improvements, along with a modest price increase on our products, helped to mitigate the effects of increased material costs. Those initiatives combined with improved manufacturing efficiencies and increased sales volume accounted for most of the improvement in gross margin for 2005. During 2005 we adjusted certain self-insurance liabilities to reflect current exposures, resulting in an increase in the gross margin by 0.5%.

Operating margin for 2005 improved to 9.6% from 8.3% in 2004. Selling and administrative expenses decreased to 17.3% of sales in 2005 compared to 17.7% in 2004, as a result of only modest increases in fixed selling and administrative costs during 2005. As a result, total selling and administrative expenses for 2005 declined as a percentage of sales. Our ability to support increased 2005 sales volume without the addition of significant overhead, along with the product design improvements and manufacturing efficiencies, resulted in improved operating margin.

Pre-tax margin improved to 9.3% for 2005 from 8.1% in 2004. Interest rates on outstanding long-term debt facilities increased during 2005. In response, we utilized a portion of operating cash flows to reduce our debt by approximately $9.0 million. While we incurred more interest expense than in 2004, we reduced our exposure to continued rising rates with the reduction of a portion of our variable rate debt. Net earnings for 2005 of $43.0 million were up 22.7% from 2004 earnings of $35.1 million. Diluted earnings per share grew by 21.8% to $1.28 compared to $1.05 in 2004. Adjustments to our self-insurance liabilities during the fourth quarter of 2005 increased diluted earnings by $0.04 per share. In addition, income tax liabilities were adjusted in the fourth quarter of 2005 due to resolution of certain state tax liabilities, resulting in an increase in diluted earnings per share of $0.01 per share. These adjustments compared to adjustments of income tax liabilities made in the fourth quarter of 2004 amounting to $0.06 per diluted share.

Fiscal year 2004 compared to fiscal year 2003

Net sales for 2004 were $648.2 million, rising 15.5% above 2003 net sales of $561.4 million. Sales of electric motors increased 13.5% in 2004 and amounted to 76.2% of net sales compared to 77.5% in 2003. Sales of drives products were up 15.7% for the year and amounted to 17.1% of total product sales in 2004 compared to 17.0% in 2003. Sales of generator products rose 41.8% during the year and comprised 6.7% of total product sales versus 5.5% in 2003.

Gross margin of 26.0% in 2004 declined from 26.3% in 2003. During 2004, raw material costs increased sharply and although productivity and product design improvements and price increases mitigated some of the effects of increased copper and steel costs, gross margin suffered during 2004.

Operating margin of 8.3% in 2004 was an increase over 2003 operating margin of 7.2%. Most of the 2004 improvement resulted from our ability to support a 15.5% increase in 2004 net sales without adding fixed selling and administrative costs. Selling and administrative costs were 17.7% of sales in 2004 compared to 19.1% in 2003. During the fourth quarter of 2004, certain contingent liabilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses of 0.2% of sales.

While increased material costs in 2004 had a negative effect on the 2004 gross margin, efficiencies in selling and administrative costs combined with increased sales volume resulted in a pre-tax margin of 8.1% for 2004 compared to 7.0% in 2003. Net earnings increased to $35.1 million, or $1.05 per diluted share, in 2004 compared to $24.8 million, or $0.74 per diluted share, in 2003. During the fourth quarter of 2004, certain accrued income tax liabilities were adjusted to reflect current exposure, resulting in an increase in earnings of $0.06 per diluted share.

International Sales

International sales increased 2.0% in 2005 to $103.1 million compared to $101.1 million in 2004 and $82.8 million in 2003. International sales are comprised of sales made directly by us and sales made by affiliates. In 2005, our export sales from the U.S. to non-affiliate customers increased 17.1% or $7.9 million. Sales from our European affiliates to foreign customers declined 10.0% primarily due to general business conditions in Europe and the anticipated availability in early 2006 of new motion control products.

Facilities

In the third quarter of 2006, we completed the move of our large motor production into a new facility in Columbus, Mississippi. The new facility replaced our existing facility in Columbus and provides additional efficiencies and capacity. On July 21, 2005, we entered into a five-year operating lease agreement on this new facility. At the end of the initial five-year lease term, we have the option to either extend the lease for up to two successive five-year periods under terms similar to the terms of the original lease or purchase the property at a stated amount that approximates the fair value of the property. See Note G to our audited consolidated financial statements included in this prospectus supplement.

Financial Condition

Our financial condition remained strong through third quarter 2006. We continued to maintain financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities and information systems, expanding into new markets, and continuing to invest in both our employees’ and customers’ education and training. We believe the investment in our employees through training and education is a key to continued success and improved shareholder value. Our commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers’ needs. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources

Prior to the Transactions

Our liquidity position remained solid in the first nine months of 2006. Working capital amounted to $207.0 million at September 30, 2006, and $189.0 million at December 31, 2005. The ratio of current assets to current liabilities was 2.8 to 1 at both September 30, 2006, and year-end 2005.

Liquidity was supported by cash flows from operations of $40.2 million in the first nine months of 2006 compared to $37.8 million in the first nine months of 2005. While we were able to reduce the number of days it takes to collect our accounts receivable during the first nine months of 2006, the strong sales growth resulted in additional investment in accounts receivable of $22.6 million compared to $17.1 million for the same period in 2005. Increased accounts payable contributed $13.2 million more in operating cash flows when compared to the first nine months of 2005 and is primarily attributable to higher production levels to support sales growth and the timing of cash disbursements. In the first nine months of 2006, we made estimated tax payments greater than those made in the same period 2005, reducing operating cash flows by approximately $8.4 million. In the first nine months of 2006, we utilized operating cash flows, along with accumulated cash and marketable securities and long-term debt, to fund property, plant and equipment additions of $14.4 million, pay dividends to our shareholders of $16.3 million, and repurchase 1.2 million shares of our common stock for $38.5 million. During the first nine months of 2005, operating cash flows and accumulated cash were utilized to fund property, plant and equipment additions of $15.6 million, pay dividends to our shareholders of $15.3 million, and repurchase 113,000 shares of our common stock for $2.8 million.

Total long-term debt, including $25.0 million classified as current maturities, was $105.0 million at September 30, 2006, and $95.0 million at December 31, 2005. Of the additional $30.0 million borrowed in first quarter 2006 to fund share repurchases, $10.0 million was repaid during both subsequent quarters of 2006. Baldor’s credit agreements contain various financial covenants, and we were in compliance with those covenants.

Following the Transactions

We expect that, following the Transactions, our primary sources of liquidity will be cash flow from operations as well as funds available under our new senior secured credit facility, as discussed below. We expect that on-going requirements for debt service, operations, capital expenditures and dividends will be funded from these sources.

In connection with the Acquisition, we expect to enter into a new senior secured credit facility in an aggregate amount of up to $1.2 billion. The senior secured credit facility is expected to consist of a $1.0 billion senior secured term loan facility and a $200 million senior secured revolving credit facility, with up to $20 million of this revolving amount available for the issuance of letters of credit.

We expect to fully draw down on the term loan facility, the funds from which will be used, together with the proceeds of the Securities Financing Transactions, to finance the Acquisition, to repay our indebtedness and to pay fees and expenses for the Transactions. If the underwriters exercise in full their option to purchase additional shares of common stock solely to cover over-allotments, we would receive an estimated additional $46.5 million in net proceeds, which we expect to use to repay indebtedness under our senior secured credit facility. Also see “Use of Proceeds—Sources and Uses of Funds.”

The new senior secured credit facility will be guaranteed by all of our significant subsidiaries, other than foreign subsidiaries, which immediately after the Acquisition will be Reliance Electric Company, Reliance Electric Technologies, LLC and REC Holding, Inc. In addition, it will be secured by liens on substantially all of our assets and the assets of the guarantors of the senior secured credit facility, but no more than 65% of the voting stock of any first-tier foreign subsidiaries.

The term loan and the revolving credit facilities will mature in seven and five years, respectively, from the closing date of the new senior secured credit facility. The term loan facility will amortize on a quarterly basis as described in “Description of Certain Indebtedness—Senior Secured Credit Facility.” Borrowings under the new senior secured credit facility will bear interest at an alternate base rate plus an applicable margin, or at an adjusted Eurodollar rate plus an applicable margin, in each case as described in “Description of Certain Indebtedness—Senior Secured Credit Facility.”

There are certain affirmative and negative covenants (including financial covenants) placed on us under the new senior secured credit facility, including, but not limited to, restrictions on payment of dividends on our capital stock, the issuance of additional debt, incurrence of liens and capital expenditures and the repayment of other debt. In addition, we will be required to maintain maximum total leverage and senior secured debt ratios, a minimum fixed charge coverage ratio and a limit on the amount of our annual capital expenditures.

As of September 30, 2006, on a pro forma basis giving effect to the Transactions, we would have had approximately $1.56 billion of indebtedness. Of this total, approximately $1.0 billion would have been our secured indebtedness under our new senior secured credit facility. Interest payments on the senior notes and on borrowings under the new senior secured credit facility and, to the extent declared by our board of directors, dividends on our common stock, will significantly increase our liquidity requirements. We anticipate that capital expenditures will be approximately $35 million in 2007. We expect to suspend our share repurchase program.

Based upon our current level of operations, we believe that our existing cash on hand, marketable securities and our cash from operating activities, together with borrowings expected to be available under our new senior secured credit facility, will be adequate to meet our anticipated requirements for working capital and capital expenditures and other uses of liquidity.

In the event that we are unable to raise sufficient proceeds through the consummation of the Securities Financing Transactions, we may draw down, in whole or in part, on a $900.0 million bridge loan facility in order to finance the Acquisition. See “Description of Certain Indebtedness—Bridge Loan Facility.” In the event of such draw down, we would be more highly leveraged.

Contractual Obligations and Other Commitments

The table below summarizes our contractual obligations as of December 31, 2005 and does not reflect the impact of the Transactions.

(In thousands)	Total	Payments due by years
		Less than 1	2-3	4-5	More than 5
Contractual Obligations:
Long-term debt obligations (a)	$101,831	$29,132	$54,823	$15,663	$2,213
Operating lease obligations	14,025	1,990	4,262	3,618	4,155
Other Commercial Commitments:
Letters of credit	2,257	2,257	—	—	—

(a)	Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2005. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FAS 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, “Accounting for Income Taxes”. Among other items, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We are required to adopt FIN 48 for fiscal year 2007 and management is currently evaluating what impact, if any, FIN 48 will have on our financial results.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Baldor is required to adopt FAS 157 for fiscal year 2008 and management is currently evaluating what impact, if any, FAS 157 will have on our financial results.

DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS OF POWER SYSTEMS

We have presented below a discussion and analysis of Power Systems’ results of operations for the years ended September 30, 2006, 2005 and 2004. We have included this information because we believe it is useful for investors in assessing the results of operations of Power Systems. The results of operations of Power Systems presented below include the results of operations of the Reliance and Reliance Electric branded drives business, which is being retained by Rockwell Automation. Rockwell Automation is also retaining certain pension related assets and liabilities and is indemnifying Baldor for certain asbestos litigation and legacy environmental and income tax contingency liabilities. See “Unaudited Pro Forma Condensed Combined Financial Information.”

All date references to years refer to the Power Systems fiscal year ending September 30, unless otherwise stated. Power Systems has two operating segments: Mechanical and Electrical. The following table reflects the sales and earnings before interest and taxes (“EBIT”) of Power Systems’ segments.

(in thousands)	2004	2005	2006
Sales:
Mechanical	$372,825	$437,826	$487,904
Electrical	396,922	463,229	543,988

Total	$769,747	$901,055	$1,031,892

Segment EBIT:
Mechanical	$53,536	$82,077	$109,118
Electrical	13,470	29,595	53,163
Headquarters and Other	(28,890)	(17,424)	(16,158)

Total	$38,116	$94,248	$146,123
Interest expense	(56)	(17)	(1,800)
Income tax expense	(14,356)	(32,353)	(53,099)

Income before cumulative effect of accounting change	23,704	61,878	91,224
Cumulative effect of accounting change, net of tax	—	—	(1,122)

Net income	$23,704	$61,878	$90,102

Among other considerations, management evaluates performance and allocates resources based upon segment EBIT which excludes income taxes and interest expense. Costs related to Rockwell Automation’s corporate allocation, Reliance Electric non-operating subsidiaries and incremental acquisition related expenses resulting from purchase accounting adjustments such as intangible asset amortization and depreciation are contained within the Headquarters and Other caption above.

2006 Compared to 2005

Sales

Sales increased 14.5% in 2006 compared to 2005 with growth of 11.4% and 17.4% in the Mechanical and Electrical operating segments, respectively. Sales benefited from U.S. based customers in industries which experienced high energy and commodity prices investing in capacity expansion after several years of under-investment and reduced capital spending.

Mechanical sales increased 11.4% in 2006 compared to 2005. North American sales benefited from strong project activity related to ethanol plants and airport baggage handling systems. Increased domestic sales to distributors, though solid at 10%, lagged the increase in domestic OEM sales where new products and focused selling efforts delivered 12% growth. Commodity prices stabilized in 2006 and price increases were consistent with normal historic levels. Sales in the Asia-Pacific region were also strong in the mining and power generation industries.

Electrical sales for 2006 increased 17.4% in 2006 compared to 2005. The growth was fueled by improved economic climates within the mining, oil and gas, and petrochemical industries and the international expansion of Electrical’s service offerings. Increased demand for Electrical’s motor products, due to the strong economic climate in Electrical’s served industries, resulted in a 17.9% increase in sales coupled with an increase in Electrical’s service offering sales of 25.4% as compared to 2005. Price increases related to commodity cost increases also contributed to the year over year growth. The improved economic climate in the Asia-Pacific region and the Alberta Oil Sands also contributed to the increase as it allowed for further expansion into these markets.

Segment Earnings Before Interest and Taxes (EBIT)

Mechanical Segment

(in thousands, except percentages)	2005	2006	Increase
Sales	$437,826	$487,904	$50,078
Segment EBIT	82,077	109,118	27,041
Segment EBIT margin	18.7%	22.4%	3.7	pts

Mechanical EBIT grew 32.9% and achieved 22.4% margin due to favorable pricing, higher volume and the implementation of productivity improvement programs. Segment EBIT in 2006 included $1.8 million of stock based compensation expense due to the adoption of a new accounting standard, SFAS 123(R) and increased pension and retiree medical expenses compared to 2005.

Electrical Segment

(in thousands, except percentages)	2005	2006	Increase
Sales	$463,229	$543,988	$80,759
Segment EBIT	29,595	53,163	23,568
Segment EBIT margin	6.4%	9.8%	3.4	pts

Electrical EBIT grew 79.6% due to higher volume, productivity initiatives and lower restructuring costs. Price increases offset higher material costs for copper and aluminum. The margin expansion benefited from prior restructuring actions and channel growth. Segment EBIT in 2006 included $2.1 million of stock based compensation expense due to the adoption of a new accounting standard, SFAS 123(R), and increased pension and retiree medical expenses compared to 2005. Segment EBIT in 2005 included a charge of $5.0 million associated with a facility closure and the corresponding write-down of property to its fair value.

Headquarters and Other

Headquarters and Other expense was $16.2 million in 2006 compared to $17.4 million in 2005. The decrease is primarily due to lower purchase accounting depreciation and amortization expense of $2.0 million related to certain assets becoming fully amortized during the year. Environmental charges decreased by $1.0 million primarily related to lower costs in 2006 compared to 2005 for the former Toledo Scale manufacturing location in Orlando, Florida. These decreases in Headquarters and Other were partially offset by an increase in corporate cost allocations of $1.6 million related to management services provided by Rockwell Automation.

Interest Expense

Interest expense was $1.8 million in 2006 compared to a negligible amount in 2005. The increase was due to the classification of rental payments as interest expense on certain properties sold pursuant to a sale-leaseback transaction (see Note 14 to Power Systems’ financial statements).

2005 Compared to 2004

Sales

Sales in 2005 were $901.1 million, an increase of 17.1% compared to 2004. Each of Power Systems’ operating segments contributed, with Mechanical growing by 17.4% and Electrical increasing by 16.7%. The increase in Mechanical sales was primarily due to an increase in the power transmission industries OEM customer base. Electrical sales benefited from growth in the end-user and OEM customer base and the positive impact of the economic recovery on its service offerings.

Mechanical sales increased 17.4% in 2005 compared to 2004. Strong demand for power transmission products in several key industries was a primary driver of the growth. Project activity and capital spending in mining, aggregate and cement were particularly robust. In addition, domestic distributor channel revenue grew approximately 15% as a result of strong market activity, focused selling efforts and excellent finished good product availability. Pricing actions were also implemented during the year to offset higher purchased commodity costs.

Electrical sales increased by $66.3 million in 2005 compared to 2004. The 16.7% improvement was driven by 20.6% growth in Electrical’s motor product offerings while sales related to Electrical’s service offerings grew 11.2% as compared to 2004. Motor sales benefited from higher activity in the underground mining industry as well as a resurgence in the petrochemical industry, primarily related to drilling and pumping applications. Price increases to offset higher raw material commodity costs contributed to the growth. Service sales benefited from the overall economic recovery as the domestic field service and repair businesses grew 11.5% and 10.1%, respectively.

Segment Earnings Before Interest and Taxes (EBIT)

Mechanical Segment

(in thousands, except percentages)	2004	2005	Increase
Sales	$372,825	$437,826	$65,001
Segment EBIT	53,536	82,077	28,541
Segment EBIT margin	14.4%	18.7%	4.3	pts

Mechanical segment EBIT increased by 53.3% in 2005 compared to 2004. The increase in segment EBIT was primarily due to higher volume and improved productivity. Mechanical plants had improved asset utilization and reduced costs through Lean manufacturing techniques. Aggressive pricing actions have mitigated margin erosion due to material increases. Segment EBIT in 2004 also included a charge of $4.0 million associated with a closure of a European manufacturing facility.

Electrical Segment

(in thousands, except percentages)	2004	2005	Increase
Sales	$396,922	$463,229	$66,307
Segment EBIT	13,470	29,595	16,125
Segment EBIT margin	3.4%	6.4%	3.0	pts

Electrical segment EBIT grew 119.7% due to higher volume and increased productivity somewhat offset by higher material costs. Margin expansion benefited from material cost reduction efforts and product mix. Segment EBIT in 2005 included a charge of $5.0 million associated with a facility closure and the corresponding write-down of property to its fair value compared to $0.9 million of charges related to restructuring activities in 2004.

Headquarters and Other

Headquarters and Other expense was $17.4 million in 2005 compared to $28.9 million in 2004. The decrease is primarily due to lower purchase accounting depreciation and amortization expense of $7.1 million related to certain assets becoming fully amortized during the year. Environmental charges decreased by $4.7 million primarily related to lower costs in 2005 compared to 2004 for the former Toledo Scale manufacturing location in Orlando, Florida.

BUSINESS

General

Baldor is a leading manufacturer of industrial electric motors, drives, and generators, currently supplying over 8,000 customers in more than 160 industries. We sell our products to original equipment manufacturers and distributors serving markets in the United States and throughout the world. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption. We estimate that the initial purchase price and lifetime maintenance costs of a typical electric motor represent approximately 2% of the cost of the electricity consumed by a motor run continuously over its lifetime. We believe that due to high energy prices, our customers increasingly base their purchasing decisions on the energy efficiency of our motors and other products, rather than on the price alone. Over the past 15 years, our revenue has grown at a 6.4% compounded annual growth rate. We have achieved most of this growth organically through product innovation, increased market share and expansion into new markets.

Our Competitive Strengths

We believe that we are well positioned in the markets in which we compete based on the following competitive strengths, which will be enhanced by the Acquisition:

Excellent reputation and strong brand name preference.

The Baldor, Reliance, Reliance Electric and Dodge brand names are associated with high-quality innovative products, engineering expertise, excellent customer service, and an overall leadership position in the industry. Baldor, Reliance Electric and Dodge were founded in 1920, 1904 and 1878, respectively. Baldor was the preferred brand in 19 of 21 independent surveys of industrial electric motor users conducted over the past five years.

Emphasis on providing our customers the highest value.

We provide value to our customers by offering a broad range of high quality products, short lead times on custom products, quick delivery for stock products and local customer service and support. We also offer the capability to design and manufacture custom products that address the requirements of our customers. We believe we are well positioned relative to many of our competitors who emphasize low price.

Diversified customer base and end markets.

In the year ended December 31, 2005, our products and those of the Acquired Business were sold to more than 4,000 OEMs and 5,000 distributors across a wide variety of end markets. On average, Baldor’s top 20 customers in the nine months ended September 30, 2006 have been doing business with us for 22 years. For the nine months ended September 30, 2006, approximately half of our sales were to OEMs and half were to distributors. For the year ended September 30, 2006, approximately 52% of Power Systems’ domestic revenues were generated through distributors. We believe that the different purchasing patterns among our customers in the various end markets we serve allow us to reduce the overall sensitivity of demand for our products due to changes in the economy. Also, we believe our large installed base and specification of our products by leading OEMs as original equipment creates significant replacement demand.

Robust product development.

For over 86 years, Baldor has introduced many innovative new products, including our Super-E branded line of premium energy efficient motors. We estimate that the initial purchase price and lifetime maintenance costs of a typical electric motor represent approximately 2% of the cost of the electricity consumed by a motor run continuously over its lifetime. For example, the energy cost of a typical 100 horsepower motor run continuously can exceed $25,000 annually. In addition, our recently developed H2 inverter drive has been designed to be the most reliable, easy to use, and efficient drive available in the market. Dodge products are also recognized for innovation. For example, customers are able to configure Dodge bearings with (i) a Grip Tite feature that allows it to be easily attached to standard sized shafts, (ii) an EZ-KLEEN feature that seals the bearing in order to allow a wash-down of the application, and (iii) an air-handling bearing that provides quiet, high-speed operation.

Committed and motivated workforce.

Our employees are highly motivated and productive. Our shared values, commitment to education and training, retention practices and the ability to participate in equity ownership through profit sharing, stock options and 401(k) plans help us keep motivated and productive employees. Prior to the Transactions, we estimate that our employees and retirees held over 16% of our outstanding common stock. We are committed to an operating environment that is conducive to operational excellence and invest regularly to make sure our plants are modern, clean and safe for our employees. We believe the Acquired Business has a similar operating philosophy.

Experienced management team.

Our senior management team has significant experience in industrial manufacturing, marketing and sales at Baldor through a range of economic conditions. The members of our senior management team have been with us on average for over 20 years and are dedicated to the success of our company.

Our Strategy

Our mission is to be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, drives and generators. Our strategies to achieve our mission include:

Leverage existing customer relationships and realize cross-selling opportunities.

The addition of the Acquired Business’s product portfolio will expand our presence at each level of the power train that facilitates the conversion of power to motion. We intend to use this expanded product offering to strengthen our relationships with customers and enhance our ability to obtain additional business.

Realize synergies and cost savings.

We intend to realize synergies and cost savings by integrating the Acquired Business and our existing business. We expect to be able to achieve cost savings by integrating our purchasing, engineering and working capital management, reducing overhead, increasing productivity, implementing best practices and combining our manufacturing footprint. We currently expect to realize annual pre-tax synergies of approximately $30 million in three years.

Continuous product development.

We continually evaluate our products to find ways to improve performance and reduce the material needed to meet our customers’ demands. On average, we release 250 new product line additions a year and approximately 25% of our annual sales in each of the past five years were from newly developed products, defined as products developed in the prior five year period.

Reduce financial leverage.

We intend to reduce our financial leverage with cash flow generated from operations.

Pursue growth opportunities.

We believe the end-markets we serve provide attractive growth opportunities. We expect to continually develop new products and enhance existing products to meet customers’ end-use applications. In addition we intend to expand our global reach by capitalizing on high-growth regions such as China with our broadened product offering, local service and support and manufacturing capabilities.

Products

Baldor

Motors. Our motor products have a reputation of being premium products in the markets we serve. Our industrial motor product line includes both AC and DC electric motors. Our AC motors range in size from fractional to 1,500 horsepower and our DC motors range from fractional to 600 horsepower. Our motors are used in a wide variety of essential applications, including unit handling (conveyor belts and other material handling equipment), air handling (fans and blowers), and fluid handling (pumps). Our motors are used in many industries, including agriculture, chemical, food and beverage, machinery manufacturing, medical equipment, mining, paper and packaging, semiconductor manufacturing and water supply. We believe that this diversification across industries allows us to be less dependent on any particular industry or customer segment. We also manufacture gear motors and speed reducers.

Our motors are designed as both stock and custom products. For the nine months ended September 30, 2006 stock motors represented approximately 61.3% of our domestic motor sales. Stock motors are available for immediate shipment from current finished inventory. Custom motors are built to customer specifications and are typically built and shipped within 2-3 weeks of order entry. Industrial motors represented approximately 78.3% of our net sales in 2005 and 80.7% of our net sales for the nine months ended September 30, 2006.

Our current motor product offering and their primary applications are summarized in the table below:

Product Type	Power Range/Output	Main Applications/Industries
General Purpose*	Fractional – 1,500 HP	Blowers Fans Pumps Conveyors Semiconductor
Washdown Duty*	Fractional – 20 HP	Food Processing Pharmaceuticals
Severe Duty*	1 – 1,500 HP	Chemical Processing Petroleum Processing Aggregate
Explosion Proof	1 – 300 HP	Petroleum Processing Chemical Processing

*	Super-E energy efficient motors available in this product type.

Drives. We also manufacture drives, which are electronic controls used to adjust the speed and torque of an electric motor to match an end application. We also make a line of drives, such as linear and rotary servo motors and motion control products, which are used to automate manual processes. Generally, our industrial drives and motion control products are used in the same industries and applications as our motors. Drives represented approximately 14.7% of our net sales in 2005 and 13.9% of our net sales for the nine months ended September 30, 2006.

Our current drives product offering and their primary applications are summarized in the table below:

Product Type	Power Range/Output	Main Applications/Industries
Inverter Drives	Fractional – 1,500 HP	Blowers Fans Conveyors
Vector Drives	Fractional – 1,500 HP	Elevators Cranes Hoists
Servo Drives	Up to 1,500 lb-in	Semiconductor Process Pick and Place Machines Inspection Equipment

Generators. Our generator product line ranges from 1.3 kilowatts to 2.0 megawatts, and includes portable generators, industrial towable generators, mobile light towers, emergency and standby generators, prime power generators and peak-shaving generators. We sell our generators to companies in a variety of industries, including agriculture, construction, equipment rental, military, municipal, and telecom. Generators represented 7.0% of our net sales in 2005 and 5.4% of our net sales for the nine months ended September 30, 2006.

Our current generator product offering and their primary applications are summarized in the table below:

Product Type	Power Range/Output	Main Applications/Industries
Portables	1.1 to 11 Kw	Construction Rental
Towables	25 to 400 Kva	Construction Rental Telecom
Standby Generators	20 to 2,000 Kw	Facility Back-Up Power Peak Shaving Applications
Light Towers	6 Kw	Construction Rental Military

Acquired Business

Reliance Electric. Reliance Electric’s business is composed of standard and engineered motors and services. Reliance Electric produces large AC and custom motors that range from 300 to 15,000 horsepower as well as small and medium AC motors that range from fractional to 300 horsepower.

Reliance Electric’s motors are used in many industries such as mining, power generation, petroleum and chemical, petroleum exploration and production (drilling, in particular), plastic extrusion, paper and metal processing, and military. Reliance Electric’s motors are also used in a wide variety of applications, including unit handling, pumps, compressors, fans and blowers found in a wide range of commercial and industrial equipment.

Reliance Electric’s current product offering and their primary applications are summarized in the table below:

Product Type	Power Range/Output	Main Applications/Industries
General Industrial	Fractional – 15,000 HP	Conveyors & Material Handling Fans Pumps Compressors Industrial Machinery
Severe Duty	Fractional – 10,000 HP	Petroleum Processing Chemical Processing Paper & Forest Products Aggregate
Washdown	Fractional – 20 HP	Food & Beverage Processing
Explosion Proof	Fractional to 800 HP	Petroleum Processing Chemical Processing Underground Mining Grain Processing
Variable Speed (AC & DC)	Fractional to 3,000 HP	Drilling Mining Petroleum Chemical Pulp & Paper Industrial Machinery HVAC
Specialty	Fractional – 10,000 HP	Mining Navy Nuclear

The services unit of Reliance Electric repairs and reconditions Reliance Electric and Dodge products as well as those of competitors, performs diagnostic maintenance to enhance customer productivity and avoid downtime, and offers plant improvement assessments. The services unit has 11 service centers in the U.S., two in Mexico, one in Canada and one in China.

Reliance Electric’s business generated 52.7% of Power Systems’ sales for year ended September 30, 2006.

Dodge. The Dodge mechanical power transmission business designs and manufactures mounted bearings, enclosed shaft mount, helical and worm gearing, and other power transmission components such as bushings, sheaves and conveyor pulleys. Dodge’s business generated 47.3% of Power Systems’ sales for year ended September 30, 2006.

Dodge’s current product offerings and their primary applications are summarized in the table below:

Product Type	Power Range/Output	Main Applications/Industries
Mounted Bearings		Mining
Ball	1/2 inch – 3 1/2 inch	Fans
Roller	1 3/16 inch – 15 3/4 inch	Petroleum
Plain	1 3/16 inch – 12 inch	Aggregate
Power Generation
Gearing		Mining
Worm	1/4 to 10 HP	Food
Helical and Helical Bevel	1/4 to 75 HP	Package handling
Shaft Mount	1/4 to 250 HP	Airport baggage
Aggregate
PT Components
Couplings	Various Shaft Size	Pumping
Sheaves and Bushings	Various Shaft Size	Aggregate
Conveyor Pulleys	CEMA Standard and Engineered	Mining Unit Handling

Manufacturing

Baldor

We manufacture all products we sell, including many of the components used in our products, such as laminations, stamped steel parts, and aluminum die castings. In addition to manufacturing components, our motor manufacturing operations include machining, welding, winding, assembling, and finishing operations. Manufacturing many of our own components permits us to better manage cost, quality, and availability. Our FLEX FLOW manufacturing process enables us to provide short lead times.

The raw materials and parts necessary for our manufacturing operations are available from several sources. These materials include steel, copper wire, gray iron castings, aluminum, insulating materials, electronic components, and combustion engines. Many of these materials and parts are purchased from more than one supplier. We believe that alternative sources are available for such materials and parts.

Acquired Business

Reliance Electric and Dodge manufacturing processes are vertically integrated and include machining, hobbing, honing, grinding, stamping, forming, welding, stator winding, die casting, heat treating, assembling and testing. The raw materials and parts necessary for the Acquired Business’s processes are very similar to those of Baldor, except combustion engines.

Sales and Marketing

Baldor

Our products are marketed throughout the United States and in more than 60 foreign countries. Our field sales organization, comprised of independent manufacturer’s representatives and Baldor sales personnel, is located in more than 70 offices, which includes 40 locations in North America, and each offers the entire product line in their territory.

Custom products and stock products are sold to OEMs and to independent distributors for resale, often as replacement components in industrial machinery that is being modernized or upgraded for improved performance. For the fiscal year ended December 31, 2005, approximately 50% of our domestic net sales were generated through distributors. Because of our broad customer base, in fiscal 2005 no single customer represented more than 5% of our net sales and our largest OEM did not constitute more than 2% of our net sales.

Acquired Business

Reliance Electric and Dodge market their products through a single sales organization responsible for distributors, OEMs and end-users. The sales organization is segmented into five regions with sales engineers located in U.S., Canada, Latin America (including Mexico), Europe and Asia Pacific. The sales organization is responsible for all products offered by Reliance Electric and Dodge and is augmented by distributor channel managers and industry business teams. Typically, sales personnel of the Acquired Business are employees of the Acquired Business. Reliance Electric sells directly to over 2,500 OEMs, end-user customers and distributors. Reliance Electric’s ten largest customers accounted for approximately 20% of Power Systems’ domestic net revenue in fiscal 2006. Mining OEMs, petroleum and chemical users and industrial distributors were among the largest customers.

Dodge sells its products to more than 1,000 customers in 16 countries. In fiscal 2006, Dodge earned approximately 78% of its net domestic revenue from industrial distributors, who resell these products to both OEMs and end-users. Dodge’s remaining net revenue was made from sales directly to OEMs and end-users. During the same year, Dodge earned 90% of its net revenue from customers based in the United States. Dodge’s ten largest customers accounted for approximately 30% of Power Systems’ net domestic revenue in fiscal 2006.

International Sales

Baldor

International sales were approximately 14% of net sales in 2005, 16% of net sales in 2004, and 15% of net sales in 2003.

Our products are distributed in more than 60 foreign countries, principally in Canada, Mexico, Europe, Australia, the Far East, and Latin America. Baldor’s wholly-owned affiliate, Baldor UK Ltd., has sales offices and a development and manufacturing facility in the UK. Baldor has sales offices in Germany and Switzerland. We also own Australian Baldor Pty. Limited which has locations in Sydney and Melbourne. We own Baldor Electric (Asia) Pte. Ltd. located in Singapore which has sales offices in Taiwan, Korea, and China and Baldor de Mexico, S.A. de C.V. located in Leon, Mexico. We own 90% of Baldor Japan Corporation located in Yokohama, Japan.

Acquired Business

International sales (foreign affiliates and exports) were approximately 15% of total sales in fiscal 2006, 13% of total sales in fiscal 2005, and 13% of total sales in fiscal 2004. Reliance Electric and Dodge products are distributed in more than 30 foreign countries, principally in Canada, Mexico, Europe, Asia Pacific, and Latin America. The Acquired Business owns a manufacturing facility in China which manufactures both Dodge and Reliance Electric products, a facility in Mexico which manufactures Dodge products, and a facility in Canada which manufactures Dodge and Reliance products. In addition, Reliance Electric has two service centers in Mexico, one in Canada and one in China.

Competition

Baldor

We face substantial competition in all markets served. Some of our competitors are larger in size or are divisions of large diversified companies and have substantially greater financial resources. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption. Our primary competitors in the motors industry, in addition to Reliance, include General Electric Co., Emerson Electric Co., Regal-Beloit Corp., Siemens AG, WEG S.A. and A.O. Smith Corp. In generators, our competitors include Kohler Co., Caterpillar, Inc., Cummins, Inc. and Honda Motor Co Ltd. In the drives business, we compete with ABB Ltd., Danaher Corporation, Mitsubishi Heavy Industries, Ltd., Siemens AG, and Rockwell Automation, Inc., among others.

Acquired Business

Reliance Electric’s primary competitors in motors, in addition to ourselves, include A.O. Smith Corp., Emerson Electric Co., General Electric Co., Regal-Beloit Corp., Siemens AG, WEG S.A., TECO-Westinghouse Motor Co. and Toshiba.

Dodge competes with many companies, including Altra Industrial Motion, Inc., Emerson Electric Co., Martin Sprocket & Gear, Inc., Regal-Beloit Corp., Rexnord Corp., SEW-EURODRIVE GmbH, Siemens AG, SKF AB, and TB Woods Corp.

Research and Engineering

Baldor

Our design and development of electric motors, drives and generators include both the development of products, which extend our product lines, and the modification of existing products to meet new application requirements. New products are typically the result of customer driven application requirements, enhancing current product performance or the development of a complete new product solution. Additional development work is performed to improve production methods. Costs associated with research, new product development, and product and cost improvements are expensed when incurred and amounted to approximately $24.4 million in 2005, $25.4 million in 2004, and $21.9 million in 2003. On average, we release 250 new product line additions a year and approximately 25% of our annual sales in each of the past five years were from newly developed products, defined as products developed in the prior five year period.

Acquired Business

The Acquired Business’s engineering department supports both Dodge and Reliance Electric products. Engineering’s responsibilities include research in fields of emerging technologies, new product development, cost reduction, custom order engineering, design for manufacturability, manufacturing support and customer application assistance. Product development engineering is segmented into basic product groups for both Dodge and Reliance Electric products. Costs associated with research, new product development, and product improvements amounted to approximately $20.4 million in 2005, $19.0 million in 2004, and $19.3 million in 2003.

Emerging technology development is conducted in the Acquired Business’s Advanced Technology Labs located in Cleveland, Ohio. The Acquired Business also has a dedicated engineering facility in Greenville, South Carolina that includes new product development and a “state-of-the-art” testing facility.

Intellectual Property

Baldor

We rely on a combination of patents, trademarks, copyright and trade secret laws in the United States and other jurisdictions, as well as employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell our products under a number of registered and unregistered trademarks, which we believe are widely recognized in our industry. With the exception of our brand names, we do not believe any single patent, trademark or trade name is material to our business as a whole. Some of our trademarks include: Baldor, Super-E, H2, FLEX FLOW, and MINT.

Acquired Business

The Acquired Business owns or licenses numerous patents and patent applications related to its products and operations. Any issued patents that cover the Acquired Business’s proprietary technology and any of its other intellectual property rights may not provide the Acquired Business with adequate protection or be commercially beneficial and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. While in the aggregate the Acquired Business’s patents and licenses are important in the operation of its business, we do not believe that loss or termination of any one of them would materially affect its business or financial condition.

The Acquired Business’s trademarks Reliance, Reliance Electric and Dodge are important to its business. In addition, the Acquired Business’s own other important trademarks it uses for certain products and services, such as EZ-KLEEN, Grip Tight,V*S, Para-Flex and Torque-Arm.

Properties

Baldor

The following table contains information with respect to our properties.

LOCATION	PRIMARY USE	AREA (SQ. FT.)
Fort Smith, AR	AC motor production	384,969
	Distribution and service center	208,000
	Administration and engineering offices	79,675
	Aluminum die casting	79,330
	Drives production center	162,000

St. Louis, MO	Metal stamping and engineering toolroom	187,385

Columbus, MS	AC motor production	156,000	(a)

Westville, OK	AC and DC motor production	207,250

Fort Mill, SC	DC motor and AC motor production	108,000

Clarksville, AR	Subfractional AC and DC motors, gear motors and worm-gear speed reducers production	165,735	(a)

Ozark, AR	AC motor production	151,783

Four other domestic locations	Metal stamping and motor, drives, and generator production	256,400

15 foreign locations	Sales and distribution centers and electronic controls production	117,579	(b)

		2,264,106

(a)	This property is leased.
(b)	Of this amount, approximately 90,000 sq. ft. is leased.

The Company also has approximately 350,000 sq. ft. of space available for expansion, currently fully leased to outside firms.

Acquired Business

The following table contains information with respect to Acquired Business’s properties.

LOCATION	PRIMARY USE	AREA (SQ. FT.)
	Reliance Electric Products

Athens, GA	Small and medium AC motor production	320,000	(a)

Gainsville, GA	Specialty, variable speed motors and small and medium AC and DC motor production for the electrical business	220,000	(a)

Kings Mountain, NC	Large AC, large DC, mining and hermetic motor production	245,000	(a)

Madison, IN	Small AC and hermetic motor production	213,200	(a)

	Dodge Products

Asheville, NC	Couplings, bushings and sheaves production	166,000	(a)

Belton, SC	Enclosed worm and helical gearing production	90,000

Clio, SC	Conveyor pulleys Torque Arm motor mounts and bearing take-up frames production	165,400

Columbus, IN	Clutch/brake modules, enclosed helical and custom gearing, large-bore roller and Sleevoil hydrodynamic bearings production	220,000	(a)

Greenville, SC	Shaft mount and concentric gear reducers production	239,000	(a)

Marion, NC	Mounted roller bearings production	174,000

Rogersville, TN	Mounted ball bearings and plain bearings production	221,000	(a)

	International Locations

Stratford, Canada	Large AC motor and CST production for both the electrical and mechanical businesses	55,000	(a)

Guadalajara, Mexico	Ball, roller and spherical bearings, V-belt and synchronous sheaves production and Quantis assembly center for the mechanical business	79,700

Shanghai, China	CST and RPM AC motor production for both the electrical and mechanical businesses	88,000	(a)

	Headquarters

Greenville, SC	Power Systems Headquarters	69,000

Cleveland, OH	Advanced Technology Laboratory Headquarters	6,300	(a)

		2,571,600

(a)	This property is leased.

In addition, Power Systems leases 11 service centers throughout the United States, as well as one in each of Canada, Mexico and China. Power Systems also owns one service center in Mexico.

Litigation

Baldor

We are party to a number of legal proceedings incidental to our business, none of which we expect to have a material adverse impact on our business.

Acquired Business

The Acquired Business is or may be a party to various lawsuits, claims and proceedings relating to the conduct of its business, including those pertaining to product liability, workers compensation, intellectual property, employment and contract matters. The Acquired Business is named in one product liability case in which the damages claim exceeds $1 million.

The Acquired Business has been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos that was used in certain components of its products many years ago. Currently there are hundreds of claimants in lawsuits that name the Acquired Business as a defendant, together with hundreds of other companies. The great bulk of the complaints, however, do not identify any of the Acquired Business’s products or specify which of these claimants, if any, were exposed to asbestos attributable to the Acquired Business’s products; and past experience has shown that the vast majority of the claimants will never identify any of the Acquired Business’s products. For those claimants who do show that they worked with the Acquired Business’s products, we believe the Acquired Business has meritorious defenses, in substantial part due to the lack of asbestos in its products, the integrity of its products, the encapsulated nature of any asbestos-containing components, and the lack of any impairing medical condition on the part of many claimants.

As a result of an internal review, Rockwell Automation determined during the fourth quarter of 2006 that actions by a small number of employees at certain of the Acquired Business’s operations in one jurisdiction may have violated the FCPA or other applicable laws. The Acquired Business does business in this jurisdiction with government owned enterprises or government owned enterprises that are evolving to commercial businesses. These actions involved payments for non-business travel expenses and certain other business arrangements involving potentially improper payment mechanisms for legitimate business expenses. Special outside counsel has been engaged by Rockwell Automation to investigate the actions and report to Rockwell Automation’s Audit Committee. Their review is ongoing.

Rockwell Automation voluntarily disclosed these actions to the U.S. Department of Justice (“DOJ”) and the SEC beginning in September 2006. Rockwell Automation and the Acquired Business are implementing thorough remedial measures, and are cooperating on these issues with the DOJ and SEC. Rockwell Automation has agreed to update the DOJ and SEC periodically regarding any further developments as the investigation continues. If violations of the FCPA occurred, Rockwell Automation and the Acquired Business may be subject to consequences that could include fines, penalties, other costs and business-related impacts. Rockwell Automation and the Acquired Business could also face similar consequences from local authorities.

The Acquired Business recently identified potential violations of the U.S. Arms Export Control Act and the International Traffic in Arms Regulations (“ITAR”). The Acquired Business voluntarily disclosed these potential violations to the U.S. Office of Defense Trade Controls Compliance. The potential violations involved exports without proper license from the U.S. Department of State of certain vessel motors that were built to U.S. Navy specifications. Based on an initial review, the exports primarily were made to Canada and Australia and small quantities also were exported to the United Kingdom and the Federal Republic of Germany.

The investigation into the potential violations is still in its early stages. The Acquired Business has notified the U.S. Office of Defense Trade Controls Compliance that it has established a procedure to ensure that it seeks State Department licenses for future exports of vessel motors that have been adapted to meet U.S. Navy performance characteristics. It also has notified the U.S. Office of Defense Trade Controls Compliance that it has undertaken a review of its export compliance program to ensure that all ITAR requirements are met in the future. If violations of ITAR occurred, the Acquired Business may be subject to consequences that could include fines, penalties, other costs, loss of ability to do business with the U.S. government and other business-related impacts.

Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably, we believe the disposition of matters that are pending or asserted will not have a material adverse effect on the Acquired Business’s business or financial condition. In addition, Rockwell Automation has agreed to indemnify us for asbestos claims related to products manufactured or sold prior to the Acquisition closing and for any governmental penalties that may be imposed in relation to the FCPA review.

Environmental Matters

Baldor

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Many of our operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time our operations may not be in full compliance with the terms and conditions of our permits. We are also subject to the federal Occupational Health and Safety Act and similar state and foreign laws which impose requirements and standards of conduct on our operations for the health and safety of our workers. We periodically review our operations, procedures and policies for compliance with environmental and health and safety requirements. We believe that our operations generally comply with applicable environmental regulatory requirements or that any non-compliances will not result in a material liability or cost to achieve compliance.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the entire cost of investigation or remediation of contaminated sites upon the current site owners, the site owners and operators at the time the contamination occurred, and upon parties who generated wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of whether the owner owned the site at the time of the release of the hazardous substances or the lawfulness of the original waste disposal activity. As a practical matter, however, the costs of investigation and remediation are generally allocated among the viable responsible parties on some form of equitable basis. There is or could be contamination at some of our current or formerly owned or operated facilities, primarily related to historical operations at those sites, for which we could be liable under applicable environmental laws. We currently have not been identified as a potentially responsible party at any of our current or formerly owned sites.

Acquired Business

The Acquired Business’s manufacturing operations are affected by federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Acquired Business’s liquidity and capital resources, competitive position or financial condition.

Reliance Electric has been designated as a potentially responsible party at four Superfund sites. The Acquired Business estimates the highest total reasonably possible costs it could incur for the Remediation of these Superfund sites at September 30, 2006 to be $200,000 of which $50,000 has been accrued.

The Acquired Business is indemnified by Exxon Mobil Corporation (“Exxon”) for substantially all costs associated with environmental matters of Federal Pacific Electric Company, a non-operating subsidiary of Reliance Electric. This indemnity right is being transferred to Rockwell Automation, and Rockwell Automation has agreed to indemnify Baldor with respect to costs associated with environmental claims of Federal Pacific Electric Company. The indemnification agreement covers claims for which Reliance Electric gave notice to Exxon before December 29, 2006. The Acquired Business also faces certain environmental claims associated with other discontinued and former operations of Reliance Electric, including the ongoing remediation of a former Toledo-Scale manufacturing facility located in Orlando, Florida. There the Acquired Business is currently implementing a cleanup pursuant to a Consent Order with the Florida Department of Environmental Protection. Rockwell Automation has agreed to indemnify us for these environmental matters related to the Orlando, Florida facility.

Employees

As of December 31, 2006, we had approximately 3,950 employees, including 250 part-time employees, and the Acquired Business had approximately 4,300 employees. Approximately 13% of the Acquired Business’s North American employees are represented by labor unions. The six U.S. collective bargaining agreements to which the Acquired Business is a party will expire in June 2008, November 2009, July 2010, December 2010, August 2011 and September 2011.

MANAGEMENT

The following table sets forth certain information regarding our executive officers as of December 31, 2006.

Executive Officers

Name	Age	Position	Years with Baldor	Served as Officer Since
John A. McFarland	55	Chairman and Chief Executive Officer; former positions with Baldor include President, Executive Vice President Sales and Marketing, and Vice President International Sales	36	1990

Ronald E. Tucker	49	President, Chief Financial Officer and Secretary; former positions with Baldor include Controller, Treasurer, Director of Audit Services	23	1997

Randall P. Breaux	44	Vice President—Marketing; former positions with Baldor include Vice President—Customer Service and National Sales Manager	17	2001

Roger V. Bullock	56	Vice President—Drives; former position with Baldor includes Drives General Manager	20	2002

Randy L. Colip	47	Vice President—Sales; former positions with Baldor include National Sales Manager and Regional Sales Manager	18	1997

Gene J. Hagedorn	59	Vice President—Materials; former positions with Baldor include Materials Manager and Director of Audit Services	32	1994

Tracy L. Long	40	Vice President—Investor Relations and Assistant Secretary; former positions with Baldor include Treasurer and Manager of Treasury and Investor Development	18	2003

L. Edward Ralston	37	Vice President—Finance and Treasurer; former position with Baldor includes Director of Audit Services	11	2005

Ronald W. Thurman	52	Vice President—Engineering; former positions with Baldor include Manager of Design Engineering and Plant Manager	18	2005

Randal G. Waltman	57	Vice President—Operations; former positions with Baldor include Plant Manager and Manager of Design Engineering	22	1997

Each of the executive officers has served as an officer or in a management capacity with Baldor for the last five years. There are no family relationships among the directors or executive officers.

The following table sets forth certain information regarding our directors as of December 31, 2006. Unless otherwise indicated, each director has held his or her indicated occupation for the last five years.

Directors

Name	Age	Principal Occupation/Affiliations
John A. McFarland	55	Baldor’s Chairman of the Board since January 2005, Chief Executive Officer since January 2000, President from 1996 through December 2004.

Merlin J. Augustine, Jr.	63	Assistant Vice Chancellor of Finance and Administration and Director of Customer Relations at the University of Arkansas in Fayetteville; Founder and Chief Executive Officer of M&N Augustine Foundation for Human Development, Inc. established in 1992.

Robert L. Proost	69	Financial Consultant and Lawyer; Former Director, Corporate Vice President, Chief Financial Officer, and Director of Administration of A.G. Edwards & Sons, Inc., a securities brokerage and investment banking firm which previously provided investment banking services to Baldor (retired 2001); Former Director, Vice President, and Chief Financial Officer of A.G. Edwards, Inc. (NYSE), and of various subsidiaries (retired 2001).

Jefferson W. Asher, Jr.	82	Independent Management Consultant, providing assistance to corporations, attorneys, banking institutions, and other creditors, for more than five years; Director of OhCal Foods, Inc. since January 2005.

Richard E. Jaudes	63	Partner at Thompson Coburn LLP, a law firm that provides legal counsel to Baldor.

Robert J. Messey	60	Senior Vice President and Chief Financial Officer of Arch Coal, Inc. (NYSE), the nation’s second largest coal producer in the United States; Director of Stereotaxis, Inc. (NASDAQ) since May 2005.

R. L. Qualls	73	Independent Business and Financial Consultant, providing assistance to corporations, including Baldor; Former Vice Chairman of the Board, Chief Executive Officer, and President (retired 2000); Director of Bank of the Ozarks, Inc. (NASDAQ) since 1997.

Barry K. Rogstad	66	Former President of the American Business Conference, a coalition of mid-size fast-growing firms, which promotes public policies to encourage growth, job creation, and a higher standard of living for all Americans, for more than five years (retired 2002); Former Partner and Chief Economist with Coopers and Lybrand.

Jean A. Mauldin	49	Chief Financial Officer of Merial Limited, a world-leading animal health company headquartered in Duluth, Georgia since June 2002; Former President of Phelps Dodge Wire and Cable, a division of Phelps Dodge Corporation.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 15, 2006, regarding all persons known to Baldor to be the beneficial owners, which includes voting or investment power with respect to such shares, of more than five percent of Baldor’s common stock. The table also includes beneficial ownership for each director of Baldor, each of the executive officers named in the Summary Compensation Table in Baldor’s 2006 Proxy Statement, and all executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership		Percent of Class Prior to Transactions(1)	Percent of Class Following Transactions(1)
The Baldor Electric Company Employees’ Profit Sharing and Savings Plan P.O. Box 2400 Fort Smith, Arkansas 72902	2,538,617	(2)	7.8%	5.7%
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, New Jersey 07302	2,418,119	(3)	7.5	5.5
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	2,336,040	(4)	7.2	5.3
John A. McFarland	403,949	(5)	1.2	*
R. L. Qualls	212,441	(6)	*	*
Charles H. Cramer	187,741	(7)	*	*
Gene J. Hagedorn	132,408	(8)	*	*
Jefferson W. Asher, Jr.	112,059	(9)	*	*
Robert L. Proost	100,991	(10)	*	*
Ronald E. Tucker	107,406	(11)	*	*
Randal G. Waltman	73,031	(12)	*	*
Robert J. Messey	71,697	(13)	*	*
Richard E. Jaudes	38,748	(14)	*	*
Barry K. Rogstad	34,580	(15)	*	*
Merlin J. Augustine, Jr.	34,000	(16)	*	*
Jean A. Mauldin	100	(17)	*	*
All executive officers and directors as a group (19 persons)	1,797,174	(18)	5.4	4.0

*	Less than 1%.
(1)	Percentage is calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. The numerator consists of the number of shares of our common stock beneficially owned by each individual (including shares issuable upon exercise of stock options which are exercisable within 60 days of December 15, 2006). The denominator consists of all issued and outstanding shares of our common stock plus those shares that are issuable upon the exercise of stock options for that individual or group of individuals.
(2)	Based on correspondence dated December 18, 2006, received from the trustee of The Profit Sharing and Savings Plan, Participants in such Plan have sole voting and shared investment power over 2,565,014 shares.
(3)	Based on the Schedule 13F filed with the Securities and Exchange Commission dated November 14, 2006 and correspondence received from Lord, Abbett & Co. LLC dated January 4, 2007; sole voting power over 2,257,519 shares and sole dispositive power over 2,413,519 shares.

(4)	Based on correspondence received from T. Rowe Price Associates, Inc. dated December 28, 2006, reflecting ownership as of September 30, 2006; sole voting power over 302,400 shares and sole dispositive power over 2,336,040 shares. These securities are owned by various individual and institutional investors including T. Rowe Price Small Cap Stock Fund, Inc. (which owns 1,818,400 shares, representing 5.6% of the shares outstanding), for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(5)	Sole voting and investment power over 73,293 shares; shared voting and investment power over 84,510 shares; sole voting and shared investment power over 32,571 shares in The Profit Sharing and Savings Plan; includes options to purchase 213,575 shares.
(6)	Sole voting and investment power over 171,766 shares; shared voting and investment power over 10,555 shares; includes options to purchase 30,120 shares.
(7)	Sole voting and investment power over 57,914 shares; shared voting and investment power over 37,651 shares; sole voting and shared investment power over 17,636 shares in The Profit Sharing and Savings Plan; includes options to purchase 74,540 shares. Mr. Cramer resigned as an officer effective December 30, 2006 but remains an employee of Baldor.
(8)	Sole voting and investment power over 32,793 shares; shared voting and investment power over 25,868 shares; sole voting and shared investment power over 1,047 shares in The Profit Sharing and Savings Plan; includes options to purchase 72,700 shares.
(9)	Sole voting and investment power over 71,139 shares; includes options to purchase 40,920 shares.
(10)	Sole voting and investment power over 10,800 shares; shared voting and investment power over 47,111 shares; includes options to purchase 43,080 shares.
(11)	Sole voting and investment power over 6,429 shares; sole voting and shared investment power over 2,027 shares in The Profit Sharing and Savings Plan; includes options to purchase 98,950 shares.
(12)	Shared voting and investment power over 23,850 shares; sole voting and shared investment power over 5,601 shares in The Profit Sharing and Savings Plan; includes options to purchase 43,580 shares.
(13)	Sole voting and investment power over 362 shares; shared voting and investment power over 19,615 shares; includes options to purchase 51,720 shares.
(14)	Sole voting and investment power over 3,228 shares; includes options to purchase 35,520 shares.
(15)	Shared voting and investment power over 13,100 shares; includes options to purchase 21,480 shares.
(16)	Shared voting and investment power over 8,193 shares; includes options to purchase 25,807 shares.
(17)	Sole voting and investment power over 100 shares.
(18)	Sole voting and investment power over 427,724 shares; shared voting and investment power over 346,567 shares; sole voting and shared investment power over 77,993 shares in The Profit Sharing and Savings Plan; includes options to purchase 944,890 shares.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of elements of our capital stock and is subject to and qualified in its entirety by reference to the more complete descriptions set forth in our restated articles of incorporation, as amended, and our rights agreement, which are attached as exhibits to the registration statement of which this prospectus supplement forms a part.

Our restated articles of incorporation, as amended, provide that we have authority to issue 150,000,000 shares of common stock, par value $0.10, of which approximately 32,318,714 shares were outstanding on September 30, 2006, and 5,000,000 shares of preferred stock, par value $0.10 per share, of which none were outstanding on September 30, 2006. As of September 30, 2006, after giving effect to the Transactions, we would have had 44,192,112 shares of common stock outstanding (45,622,994 shares of common stock outstanding if the underwriters in this offering exercise their over-allotment option in full). On September 30, 2006, 4,844,850 shares of common stock were reserved for issuance under stock incentive plans or pursuant to individual option grants or stock awards.

Common Stock

Our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including our future earnings, capital requirements, general financial condition, general business conditions and other factors.

Except as provided under Missouri law, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 351.407 of the General and Business Corporation Law of Missouri. See “—Statutory Provisions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Our board of directors is divided into three classes, with staggered terms of three years each.

All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

The transfer agent for our common stock is Continental Stock Transfer and Trust Company.

Preferred Stock

Under our restated articles of incorporation, as amended, our board of directors is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

•	the number of shares to be included in the series;

•	the designation, powers, preferences and rights of the shares of the series; and

•	the qualifications, limitations or restrictions of such series.

Prior to the issuance of any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the restated articles of incorporation.

Common Share Purchase Rights

We have entered into a rights agreement pursuant to which one common stock purchase right is associated with each outstanding share of our common stock. Each share of our common stock issued by us prior to the expiration of the rights agreement will have attached a right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. Unless the context requires otherwise, all references in this prospectus supplement to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, then each full right, unless held by a person or group that beneficially owns more than 20% our outstanding common stock, will initially entitle the holder to purchase one share of our common stock at a purchase price of $120, subject to adjustment. The rights will become exercisable only at the time of a public announcement that, without our prior consent, a person or group has acquired ownership of 20% or more of our outstanding common stock, or ten days after a person or group has made a tender or exchange offer, or announced an intention to make a tender or exchange offer, which would result in that person or group owning 20% or more of our outstanding common stock.

Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 20% or more of our common stock, then each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price.

The rights may be redeemed at a price of $0.05 at any time until a party acquires 20% or more of our common stock and, after that time, under certain circumstances. The rights expire on May 25, 2008, subject to extension. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

The rights will not be triggered if a person becomes a beneficial owner of 20% or more of our outstanding common stock if that person represents to us that the person did not intend to own 20% or more of our outstanding common stock, that the person intends within five business days to sell enough of our common stock to own less than 20% and the person does in fact sell those shares to an unaffiliated party.

Certain Anti-Takeover Provisions

Under our restated articles of incorporation, as amended, our board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. Our restarted articles of incorporation, as amended, also provide that:

•	any vacancy on the board of directors or any newly created directorship may be filled by the remaining directors then in office, though less than a quorum; and

•	our shareholders have no cumulative voting rights, which means that the holders of shares of our common stock entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Our restated articles of incorporation, as amended, provide that we may merge or consolidate with another corporation or dispose of all or substantially all of our assets only by obtaining the approval of not less than 66 2/3% of the aggregate voting power of our outstanding stock entitled to vote. However, if any shareholder is a controlling shareholder by owning more than 20% of the voting power of our outstanding stock, then in order for us to merge, consolidate or dispose of all or substantially all of our assets, we must:

•	obtain the approval of not less than 80% of the aggregate voting power of our outstanding stock, which must include at least 50% of the voting power held by shareholders who are not controlling shareholders; or

•	our board of directors must unanimously approve the merger, consolidation or disposal of assets prior to the controlling shareholder’s acquisition of 20% of the voting power of our outstanding stock.

Statutory Provisions

Section 351.459 of the General and Business Corporation Law of Missouri imposes a five-year prohibition on business combinations between certain Missouri corporations and an interested shareholder. An interested shareholder is a shareholder beneficially owning 20% or more of the voting stock of the Missouri corporation or who is an affiliate or associate of the Missouri corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner of 20% or more of the voting stock of the Missouri corporation.

The five-year prohibition does not apply if the business combination or the stock acquisition in which the interested shareholder became such is approved by the board of directors of the corporation on or prior to the stock acquisition date. Even after the expiration of the five-year period, business combinations between the Missouri corporation and the interested shareholder are prohibited except for the following business combinations:

•	where the board approves the business combination or the stock acquisition by the interested shareholder prior to the stock acquisition date;

•	a business combination approved by holders of a majority of the voting stock not beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder at a meeting called no earlier than five years after the interested shareholder’s stock acquisition date; and

•	any business combination in which the consideration is required to be paid to all shareholders is at least (1) the highest price paid by the interested shareholder for shares within the previous five-year period or (2) the current market value of the shares, whichever is greater, plus interest and less dividends paid on such shares since the valuation date.

Section 351.407 of the General and Business Corporation Law of Missouri provides for limited voting rights for persons making a control share acquisition, which is the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to control shares, which are the number of issued and outstanding shares of the corporation, which would entitle the holder to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority of all voting power.

Shares of a corporation held for more than ten years are not deemed to be control shares. There are several exceptions to the control share acquisition statute, including an exception for an acquisition pursuant to a merger or consolidation. Control shares acquired in a control share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the holders of a majority of the shares entitled to vote of the issuing public corporation.

A Missouri corporation may opt out of Section 351.407 by amending its articles of incorporation. Our articles of incorporation do not contain such a provision. Therefore, we are subject to the control share acquisition statute.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

We have received a commitment for our senior secured credit facility. The following summary is qualified in its entirety by reference to the commitment letter, a copy of which has been filed as an exhibit to a current report on Form 8-K incorporated by reference into this prospectus supplement. Because the definitive loan documentation is subject to negotiation, the final terms, conditions and covenants of our senior secured credit facility may differ from those described below.

We expect to enter into the senior secured credit facility simultaneously with the closing of this offering. The closing of the senior secured credit facility is conditioned upon the closing of the Acquisition. The senior secured credit facility will consist of a $1.0 billion, seven-year term loan and a $200.0 million, five-year revolving credit facility that includes up to $20.0 million for the issuance of letters of credit and up to $20.0 million limit for the issuance of swingline loans. The revolving credit facility may be utilized to pay any working capital adjustment required under the Acquisition Agreement.

All of the obligations under our senior secured credit facility will be unconditionally guaranteed by each of our significant domestic subsidiaries, which immediately after the Acquisition will be Reliance Electric Company, Reliance Electric Technologies, LLC and REC Holding, Inc. Obligations under the senior secured credit facility, including the related guarantees, will be secured by a first priority security interest in all of the tangible and intangible assets of Baldor and each of the guarantors, including, without limitation, intellectual property and real property (but not more than 65% of the voting stock of any first-tier foreign subsidiaries).

Amounts under the term loan facility will be due and payable in quarterly installments equal to 1.0% of the principal amount on an annual basis in years one through six of the facility, with the balance payable in equal quarterly installments totaling 94.0% of the outstanding principal amount in year seven. Indebtedness under the senior secured credit facility will bear interest, at our option, at a floating rate per annum of (i) one, two, three or six month reserve adjusted LIBOR plus the applicable margin, or (ii) an alternative base rate plus the applicable margin, except that indebtedness in respect of swingline loans and unpaid reimbursement obligations under letters of credit shall bear interest only at the rate referred to in clause (ii). The applicable margin is dependent upon our total leverage ratio and the interest rate option we choose. Interest will be payable in cash quarterly in arrears, except that interest calculated under clause (ii) will be payable in arrears on the last day of the relevant interest period and, for any LIBOR interest period longer than three months, quarterly. Any default on the payment of principal shall bear interest at 2% above the rate otherwise applicable, and overdue interest, fees and other amounts shall bear interest at 2% above the rate referred to in clause (ii) above regardless of the type of loan to which such amount relates. All overdue amounts shall be payable on demand.

Our senior secured credit facility agreement will contain certain customary representations and warranties, and will contain customary covenants that restrict our ability to, among other things (i) create, incur or assume any indebtedness (including guarantees), (ii) incur liens, (iii) engage in mergers, consolidations, amalgamations, liquidation or acquisitions or dispose of all or a substantial part of our business or property, (iv) expand our lines of business to any material extent, (v) make loans and investments, (vi) make certain restricted payments, including dividends, or redeem or repurchase capital stock, (vii) enter into transactions with affiliates, (viii) enter into any agreement that would (a) restrict or impose any condition upon our ability to create, incur or permit to exist any lien upon any of our property or assets or (b) impair the ability of any subsidiary to make distributions with respect to its capital stock, to make or repay loans or advances to us or any other subsidiary or to guarantee indebtedness of us or any other subsidiary, (ix) make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of, or otherwise voluntarily or optionally defease, certain of our securities, including the senior notes, or enter into any derivative or other transaction obligating us or any subsidiary to make payments to any counterparty as a result of any change in market value of certain of our securities or modify any of the terms of certain of our securities, including in either case the senior notes and (x) enter into any sale and leaseback transactions. Our senior secured credit facility also requires us to comply with certain financial and affirmative covenants, including maintaining maximum total leverage and senior secured debt ratios, a minimum fixed charge coverage ratio and a limit on the amount of our annual capital expenditures. We will be required to repay amounts under the term loan facility and permanently reduce the revolving credit facility in an amount equal to: (x) the net proceeds of any sale or disposition of assets other than inventory sold in the ordinary course of business, (y) the net proceeds from any sale or issuance of equity or the incurrence of certain indebtedness when our total leverage ratio exceeds a certain level and (z) a certain percentage of our excess cash flow when our total leverage ratio exceeds a certain level.

Our senior secured credit facility agreement will contain events of default that will include, but are not limited to, (i) our failure to pay principal or interest when due, (ii) our material breach of any representation or warranty, (iii) covenant defaults, (iv) bankruptcy, (v) cross default to certain other indebtedness, (vi) unsatisfied final judgments over a threshold to be determined, (vii) material environmental claims which are asserted against us, and (viii) a change of control.

Senior Notes

Concurrently with this offering, we intend to offer an aggregate principal amount of $550 million of our 8 5/8 senior notes due 2017. The senior notes will be our general unsecured obligations and will be guaranteed jointly and severally by each of our subsidiaries that guarantee our obligations under the new senior secured credit facility.

The senior notes will rank pari passu in right of payment with all of our existing and future unsecured unsubordinated indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. The senior notes will be effectively subordinated to all of our existing and future secured indebtedness, including indebtedness under the new senior secured credit facility, to the extent of the assets securing such indebtedness. Because the senior notes will be guaranteed by only certain of our subsidiaries, they will be structurally subordinated to all indebtedness and other liabilities, including trade payables, of those subsidiaries that do not guarantee the senior notes.

Interest on the senior notes will be payable semi-annually in arrears. We may redeem some or all of the senior notes at any time prior to February 15, 2012 at a price equal to 100% of the principal amount of the notes redeemed plus a “make-whole” premium and accrued and unpaid interest. Prior to February 15, 2010, we may redeem up to 35% of the senior notes with the net cash proceeds of certain registered equity offerings, provided at least 65% of the aggregate principal amount of the senior notes remains outstanding after the redemption. On or after February 15, 2012, we can redeem some or all of the senior notes at specified redemption prices plus accrued interest. Upon the occurrence of a change of control, holders of the senior notes will have the right, subject to certain conditions, to require us to repurchase their notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

The indenture governing the senior notes contains covenants, which, among other things, limit our ability and the ability of our restricted subsidiaries (as defined in the indenture) to: (i) incur additional debt; (ii) pay dividends or distributions on our capital stock or repurchase our capital stock; (iii) make various investments; (iv) create liens on our assets; (v) enter into transactions with affiliates;

(vii) consolidate, merge or transfer all or substantially all of our assets; and (viii) transfer and sell assets.

Events of default under the indenture governing the senior notes include, among other things, non-payment of interest or principal, bankruptcy, non-compliance with certain covenants, failure of a subsidiary guarantee to be held enforceable in a judicial proceeding, cross defaults on other indebtedness in the aggregate of $10 million or more and judgments for the payment of money in the aggregate of more than $10 million rendered against Baldor, any restricted subsidiary or a combination thereof.

Bridge Loan Facility

We have received a commitment for a bridge loan facility in the event that sufficient funds are not raised from the Securities Financing Transactions to pay the purchase price for the Acquisition. The following summary is qualified in its entirety by reference to the commitment letter, a copy of which has been filed as an exhibit to a current report on Form 8-K incorporated by reference into this prospectus supplement. Because the definitive loan documentation is subject to negotiation, the final terms, conditions and covenants of our bridge loan facility may differ from those described below.

We do not intend to draw down on the bridge loan facility unless any of the Securities Financing Transactions is not consummated at the time of the closing of the Acquisition. The closing of the bridge loan facility is conditioned upon the closing of the Acquisition. The commitments available under the bridge facility consist of up to $600.0 million senior loans and up to $300.0 million senior subordinated loans, to be allocated at the discretion of the bridge lenders. The bridge loans will mature one year from the date they are issued. If any bridge loan has not been previously paid on its maturity date, and certain events of default have not occurred, then each senior bridge loan shall automatically convert into a senior unsecured term loan, and each senior subordinated bridge loan shall automatically convert into a senior subordinated term loan, maturing one and two years, respectively, after the original maturity date of the term loans under the senior secured credit facility. At the option of the lenders, the converted senior unsecured term loans and senior subordinated term loans may be exchanged in whole or in part for senior unsecured exchange notes or senior subordinated exchange notes, as the case may be, having principal amounts and maturity dates equivalent to the relevant converted senior unsecured term loans and senior subordinated term loans.

All of the obligations under our bridge loans, converted term loans and exchange notes will be unconditionally guaranteed by the same subsidiaries that guarantee the senior secured credit facility. The bridge loans, the converted term loans and the exchange notes, and the related guarantees, are not secured by collateral.

The senior bridge loans and senior unsecured term loans (and the guarantees thereof) will rank pari passu in right of payment with the senior secured credit facility and the senior notes. The senior subordinated bridge loans and senior subordinated term loans (and the guarantees thereof) will be subordinated to the senior secured credit facility and the senior notes.

The bridge loans will bear interest at a floating rate per annum equal to the three-month reserve adjusted LIBOR rate plus a spread determined by the amount of time the loan has been outstanding plus a margin equal to the annual yield of the securities issued pursuant to the Securities Financing Transactions minus the three-month reserve adjusted LIBOR for any senior bridge loan and 5.60% per annum for any senior subordinated bridge loan, respectively, or a margin of 6.10% or 7.60% per annum, respectively, for any senior unsecured term loan or senior subordinated term loan, respectively. At no time shall the per annum interest rate exceed (i) 11.00% for any senior bridge loan or senior unsecured term loan or (ii) 13.50% for any senior subordinated bridge loan or senior subordinated term loan, nor shall the per annum interest rate be lower than (i) 9.50% for any senior bridge loan or senior unsecured term loan or (ii) 11.00% for any senior subordinated bridge loan or senior subordinated term loan. The exchange notes will bear interest at a fixed rate equal to the interest rate on the senior unsecured term loan or senior subordinated term loan surrendered in exchange for such exchange notes as of the date of such exchange. Interest will be paid in cash quarterly in arrears. If an event of default occurs under our bridge loans, converted term loans or exchange notes, interest shall accrue at a rate equal to the then applicable rate on the respective indebtedness plus an additional 2.00% per annum and shall be payable on demand.

The loan documentation for our bridge loans and converted term loans will contain representations, warranties and covenants, including financial and affirmative covenants, substantially similar to those expected to be included in our senior secured credit facility and will require us to refinance the bridge loans and converted term loans upon certain conditions. The documentation will also require us to repay amounts under the bridge facility (or the converted term loans or exchange notes, as the case may be) in connection with the sale or disposition of certain assets or the sale or issuance of equity or the incurrence of certain indebtedness when our total leverage ratio exceeds a certain level. The documentation will also give a put right to lenders under the bridge facility, the converted term loans and the exchange notes in the event of a change of control. We will be required to pay outstanding amounts under the senior secured credit facility, or obtain a waiver, before such put right is exercised.

Our bridge facility agreement is expected to contain events of default applicable to the bridge loans and the converted term loans that are substantially similar to the events of default expected to be included in our senior secured credit facility. The exchange notes will be subject to events of default that are customary for publicly traded high yield debt securities.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of certain material U.S. federal income and estate tax considerations relevant to non-U.S. holders with respect to the purchase, ownership and disposition of our common stock. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (“IRS”) rulings, and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of an investment in our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of our common stock.

This discussion is limited to the tax consequences to those non-U.S. holders who hold our common stock as capital assets (generally, for investment purposes). This discussion does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark to market, persons holding shares of our common stock as a hedge against currency risk or as a position in a “straddle” or conversion transaction or persons subject to the alternative minimum tax. This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. Also, this discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local, or non-U.S. taxes.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source , (iv) a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons with the authority to control all substantial decisions of the trust or a trust in existence on August 20, 1996 that has elected to be treated as a “United States person” (as defined for federal income tax purposes) or (v) or a partnership or other pass-through entity for U.S. federal income tax purposes.

If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock is urged to consult its tax advisors.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Distributions and Dividends

Generally, distributions paid to a non-U.S. holder with respect to our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Sale, Exchange or Other Taxable Disposition.”

Dividends paid to a non-U.S. holder will be subject to a 30% U.S. withholding tax, unless (i) a lower rate is specified by an applicable income tax treaty and the non-U.S. holder provides proper documentation certifying eligibility for treaty benefits (e.g., on an IRS Form W-8BEN or applicable substitute form) or (ii) such dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and the non-U.S. holder provides an IRS Form W-8ECI or applicable substitute form. Dividends effectively connected with such trade or business, and, if a treaty applies, attributable to a permanent establishment or fixed base maintained by such non-U.S. holder in the United States will be subject to regular U.S. federal income tax on the dividends in the same manner as if the non-U.S. holder were a U.S. person. If dividends are effectively connected with a trade or business of a non-U.S. holder that is a corporation, such corporate non-U.S. holder may be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) subject to certain adjustments.

Sale, Exchange or Other Taxable Disposition

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition of our common stock so long as:

•	the gain is not effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if an income tax treaty applies, the gain is not attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder in the United States);

•	in the case of a non-U.S. holder that is an individual, such holder is not present in the United States for 183 or more days in the taxable year of the sale or disposition; and

•	we are not and have not been a United States real property holding corporation for U.S. income tax purposes at any time during the five-year period preceding such sale or other disposition.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become one in the future based on anticipated business operations, however, no assurances can be provided in this regard.

United States Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding on Non-U.S. Holders

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding (currently at a rate of 28%) generally will apply on payment of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption.

Payment by a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN, or otherwise establishes an exemption. Payments of the proceeds from the sale by a Non-U.S. Holder of our common stock made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting requirements (but not backup withholding) generally will apply to a payment made outside the United States of the proceeds of a sale of our common stock through an office outside the United States of a broker (i) that is a U.S. person, (ii) 50% or more of the gross income of which for a specified three-year period is effectively connected with the conduct of a trade or business in the United States, (iii) that is a “controlled foreign corporation”, or (iv) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any tie during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-U.S. Holder or the holder or beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder timely provides the required information to the IRS.

Each prospective non-U.S. holder of our common stock should consult their tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC is the representative of the underwriters and is acting as sole book-running manager of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	6,245,441
Bear, Stearns & Co. Inc.	1,396,912
Stephens Inc.	1,037,647
Robert W. Baird & Co. Incorporated	553,824
A.G. Edwards & Sons, Inc.	553,824
Sidoti & Company, LLC	253,235
SunTrust Capital Markets, Inc.	253,235

Total	10,294,118

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	the concurrent closing of the Acquisition,

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 1,430,882 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.90 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the Underwriting Agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated therein, and as a result, will bear any risk associated with changing the offering price to the public or the selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,430,882 shares:

	No exercise	Full exercise
Per share	$1.53	$1.53
Total	$15,750,001	$17,939,250

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.2 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “BEZ.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

NOTICE TO NON-U.S. PROSPECTIVE INVESTORS

In connection with this offering, each underwriter:

(a) has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of shares to the public in that Relevant Member State has not been made and will not be made prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an underwriter may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NASD REGULATIONS

$95.0 million of the proceeds from the Financing Transactions will be used to repay existing indebtedness of Baldor. Because more than 10% of the proceeds of this offering, not including underwriting compensation, could be deemed to be received by affiliates of the underwriters of this offering, this offering is being conducted in compliance with National Association of Securities Dealers, Inc. (“NASD”) Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD, exists.

AFFILIATIONS

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. UBS Securities LLC acted as sole financial advisor to Baldor in the Acquisition. An affiliate of SunTrust Capital Markets, Inc. is acting as underwriter in both this offering and the senior notes offering. An affiliate of SunTrust Capital Markets, Inc. has agreed to act as lender under Baldor’s revolving credit facility and provide a commitment for the bridge loan facility. An affiliate of SunTrust Capital Markets, Inc. holds a portion of Baldor’s existing indebtedness, which is being repaid with part of the proceeds from the Financing Transactions.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Various legal matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Thompson Coburn LLP. Richard J. Jaudes, a partner at Thompson Coburn LLP, is a director of Baldor. Shearman & Sterling LLP is counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Baldor Electric Company and Affiliates’ consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 as set forth in their reports, which are incorporated by reference or included in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference or included herein in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements of Power Systems Group of Rockwell Automation, Inc. as of September 30, 2006 and 2005 and for each of the three years in the period ended September 30, 2006 included and incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123R, Share-Based Payment and of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations), and are included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors, Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and Affiliates as of December 31, 2005, and January 1, 2005, and the related consolidated statements of earnings, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and Affiliates at December 31, 2005, and January 1, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Baldor Electric Company and Affiliates’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2006 expressed an unqualified opinion thereon.

\s\ Ernst & Young LLP

Tulsa, Oklahoma

February 22, 2006

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

	Year Ended
	Dec 31, 2005	Jan 1, 2005
	(In thousands, except share data)
Assets
Current Assets:
Cash and cash equivalents	$11,474	$12,054
Marketable securities	32,592	32,392
Receivables, less allowances for doubtful accounts of $3,124 in 2005 and $3,308 in 2004	106,327	102,428
Inventories:
Finished products	76,632	81,078
Work in process	12,670	12,239
Raw materials	60,401	59,732

	149,703	153,049
LIFO valuation adjustment	(35,607)	(31,544)

	114,096	121,505
Prepaid expenses	4,482	3,920
Other current assets and deferred income taxes	27,485	26,786

Total Current Assets	296,456	299,085
Property, Plant And Equipment:
Land and improvements	6,813	6,126
Buildings and improvements	56,980	60,179
Machinery and equipment	320,340	303,281
Allowances for depreciation and amortization	(243,838)	(232,376)

Net property, plant and equipment	140,295	137,210

Other Assets:
Goodwill	63,043	62,785
Other	6,647	3,820

Total Assets	$506,441	$502,900

Liabilities And Shareholders’ Equity
Current Liabilities:
Accounts payable	$37,036	$39,075
Employee compensation	9,201	7,825
Profit sharing	8,938	6,885
Accrued warranty costs	5,584	6,335
Accrued insurance obligations	7,421	11,613
Other accrued expenses	9,026	7,377
Dividends payable	5,295	4,959
Income taxes payable	—	1,871
Current maturities of long-term obligations	25,000	—

Total Current Liabilities	107,501	85,940
Long-Term Obligations	70,025	104,025

Other Liabilities	393	—

Deferred Income Taxes	29,067	29,320

	Year Ended
	Dec 31, 2005	Jan 1, 2005
	(In thousands, except share data)

Shareholders’ Equity:
Preferred stock, $0.10 par value
Authorized shares: 5,000,000
Issued and outstanding shares: None
Common stock, $0.10 par value
Authorized shares: 150,000,000
Issued: 2005—40,807,250 2004—40,423,054	4,081	4,042
Outstanding: 2005—33,073,438 2004—33,109,762
Additional capital	68,562	61,117
Retained earnings	377,154	354,696
Accumulated other comprehensive (loss) income	(2,390)	1,050
Treasury stock:
2005—7,733,812
2004—7,313,292	(147,952)	(137,290)

Total Shareholders’ Equity	299,455	283,615

Total Liabilities and Shareholders’ Equity	$506,441	$502,900

See notes to consolidated financial statements.

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

	Year Ended
	Dec 31, 2005	Jan 1, 2005	Jan 3, 2004
	(In thousands, except share and per share data)
Net sales	$721,569	$648,195	$561,391
Cost of goods sold	527,502	479,664	413,953

Gross Profit	194,067	168,531	147,438
Selling and administrative	124,668	114,906	107,120

Operating Profit	69,399	53,625	40,318
Other income, net	1,976	1,938	1,960
Interest expense	4,080	3,235	2,949

Earnings before income taxes	67,295	52,328	39,329
Income taxes	24,274	17,276	14,550

NET EARNINGS	$43,021	$35,052	$24,779

Net earnings per share-basic	$1.30	$1.06	$0.75

Net earnings per share-diluted	$1.28	$1.05	$0.74

Weighted average shares outstanding-basic	33,170,241	32,953,382	32,928,369

Weighted average shares outstanding-diluted	33,727,946	33,485,261	33,404,733

Dividends declared and paid per common share	$0.62	$0.57	$0.53

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Baldor Electric Company and Affiliates

	Year Ended
	Dec 31, 2005	Jan 1, 2005	Jan 3, 2004
	(In thousands)
Operating activities:
Net earnings	$43,021	$35,052	$24,779
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Gains) losses on sales of assets	(550)	165	(94)
Depreciation	16,178	17,271	17,180
Amortization	2,063	1,872	1,659
Deferred income taxes	3,351	583	8,909
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(3,899)	(17,828)	(430)
Decrease (increase) in inventories	4,094	(9,382)	2,561
(Increase) decrease in other current assets	(5,871)	235	(1,593)
(Decrease) increase in accounts payable	(2,039)	10,109	3,242
(Decrease) increase in accrued expenses and other liabilities	471	109	(389)
(Decrease) increase in income taxes payable	(1,871)	(5,709)	3,640
Other—net	925	1,219	5,543

Net cash provided by operating activities	55,873	33,696	65,007
Investing activities:
Additions to property, plant and equipment	(22,375)	(20,612)	(17,368)
Proceeds from sale of property, plant and equipment	2,015	—	—
Marketable securities purchased	(14,476)	(29,176)	(39,152)
Marketable securities sold	13,547	33,024	29,516
Acquisitions (net of cash acquired)	(2,423)	—	(5,831)

Net cash used in investing activities	(23,712)	(16,764)	(32,835)
Financing activities:
Additional long-term obligations	—	43,000	—
Reduction of long-term obligations	(9,000)	(44,259)	(3,898)
Unexpended debt proceeds	—	396	2
Dividends paid	(20,563)	(19,052)	(17,518)
Common stock repurchased	(7,557)	—	(26,686)
Stock option plans	4,379	4,402	2,048

Net cash used in financing activities	(32,741)	(15,513)	(46,052)

Net (decrease) increase in cash and cash equivalents	(580)	1,419	(13,880)
Beginning cash and cash equivalents	12,054	10,635	24,515

Ending cash and cash equivalents	$11,474	$12,054	$10,635

Noncash items:

Inventory transferred to other assets, for rental, amounted to $3.3 million in 2005.

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Baldor Electric Company and Affiliates

	Common Stock		Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at cost)
	Shares	Amount					Total
	(in thousands)
BALANCE AT DECEMBER 29, 2002	39,693	$3,969	$48,657	$331,373	$(4,880)	$(104,521)	$274,598
Comprehensive income
Net earnings				24,779			24,779
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $85,000					(145)		(145)
Translation adjustments					2,809		2,809
Derivative unrealized gain adjustment, net of tax expense of $985,000					1,541		1,541

Total other comprehensive income							4,205

Total comprehensive income							28,984

Stock option plans (net of 134,890 shares exchanged and $321,000 tax benefit)	325	33	5,026			(3,011)	2,048
Cash dividends at $0.53 per share				(17,518)			(17,518)
Acquisition				62			62
Common stock repurchased (1,500,000 shares)						(26,686)	(26,686)

BALANCE AT JANUARY 3, 2004	40,018	$4,002	$53,683	$338,696	$(675)	$(134,218)	$261,488
Comprehensive income
Net earnings				35,052			35,052
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $92,000					(157)		(157)
Translation adjustments					1,746		1,746
Derivative unrealized gain adjustment, net of tax expense of $87,000					136		136

Total other comprehensive income							1,725

Total comprehensive income							36,777

Stock option plans (net of 124,769 shares exchanged and $630,000 tax benefit)	405	40	7,434			(3,072)	4,402
Cash dividends at $0.57 per share				(19,052)			(19,052)

BALANCE AT JANUARY 1, 2005	40,423	$4,042	$61,117	$354,696	$1,050	$(137,290)	$283,615
Comprehensive income
Net earnings				43,021			43,021
Other comprehensive income (loss)
Securities valuation adjustment, net of tax benefits of $245,000					(418)		(418)
Translation adjustments					(1,978)		(1,978)
Derivative unrealized loss adjustment, net of tax benefits of $667,000					(1,044)		(1,044)

Total other comprehensive income							(3,440)

Total comprehensive income							39,581

Stock option plans (net of 120,289 shares exchanged and $494,000 tax benefit)	384	39	7,445			(3,105)	4,379
Cash dividends at $0.62 per share				(20,563)			(20,563)
Common stock repurchased (300,231 shares)						(7,557)	(7,557)

BALANCE AT DECEMBER 31, 2005	40,807	$4,081	$68,562	$377,154	$(2,390)	$(147,952)	$299,455

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Baldor Electric Company and Affiliates

December 31, 2005

NOTE A: Significant Accounting Policies

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators. The products of the Company are marketed throughout the United States and in more than 60 foreign countries.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and all its affiliates. Intercompany accounts and transactions have been eliminated in consolidation. The Company does not have any investments in, or contractual arrangements with, any variable interest entities.

Fiscal Year: The Company’s fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2005 contained 52 weeks. Fiscal year 2004 contained 52 weeks, and fiscal year 2003 contained 53 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. Those securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in accumulated other comprehensive income. Realized gains, realized losses, and declines in value, judged to be other than temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. Allowances for doubtful accounts are recorded based on customer-specific analysis, general matters such as current assessments of past due balances and economic conditions, and historical experience. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. No single customer represents greater than 10% of net accounts receivable at December 31, 2005, and January 1, 2005.

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $13.4 million in 2005 and $16.8 million in 2004, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $24.6 million and $24.8 million, net of accumulated amortization, at December 31, 2005, and January 1, 2005, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years. Costs associated with repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments: The Company’s methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at December 31, 2005, and January 1, 2005. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at December 31, 2005, and January 1, 2005, due to the short-term maturities of these instruments.

Self-Insurance Liabilities: The Company’s self-insurance programs include primarily product liability, workers’ compensation, and health. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company’s claims experience and risk exposure levels for the periods being valued and current conditions. Certain self-insurance liabilities were reduced by approximately $3.5 million in 2005 to reflect changes in expected liabilities. Further adjustments to the self-insurance liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management’s estimate of the fair value of a reporting unit with its carrying value, including goodwill. Management utilizes a discounted cash flow analysis to determine the estimated fair value of the Company’s reporting units. Judgments and assumptions related to revenue, gross margin, operating expenses, interest, capital expenditures, cash flow, and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from management’s estimate and ultimately results in the recognition of impairment charges in the financial statements. The Company utilizes various assumption scenarios and assigns probabilities to each of these scenarios in the discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it would negatively impact the Company’s results of operations and financial position. The annual analysis is performed during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. The 2005 and 2004 annual impairment tests resulted in no impairment.

Long-Lived Assets: Impairment losses are recognized on long-lived assets when information indicates the carrying amount of these assets will not be recovered through future operations or sale.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings in the period of change. The ineffective portion of the Company’s cash flow hedges was not material during the years 2005, 2004, and 2003.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company contributes 12% of pre-tax earnings of participating companies to the Plan.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development, and product and cost improvements are treated as expenses when incurred and amounted to approximately $24.4 million in 2005, $25.4 million in 2004, and $21.9 million in 2003.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to approximately $25.8 million in 2005, $22.8 million in 2004, and $20.9 million in 2003.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding and diluted earnings per share includes all dilutive common stock equivalents.

Stock-Based Compensation: The Company has certain stock-based employee compensation plans, which are described more fully in Note I. In accounting for these plans, the Company applies the intrinsic value method permitted under Statements of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.

SFAS 123 requires pro forma disclosure of the effects on net income and earnings per share as if the fair value method of valuing stock-based compensation was applied. The following table sets forth the pro forma disclosure of net income and earnings per share using the Black-Scholes option-pricing model. For purposes of this disclosure, the estimated fair value of options is amortized over the applicable compensatory periods.

Pro Forma Information (In thousands except per share data)

2005
Net income, as reported			$43,021
Add:	Stock-based compensation expense included in reported net income, net of tax effects		831
Less:	Stock-based compensation expense determined under fair value method, net of related tax effects		(1,654)

Pro forma net income			$42,198

		Basic	Diluted
Earnings per share:
Reported		$1.30	$1.28
Pro forma		$1.27	$1.25
2004
Net income, as reported			$35,052
Add:	Stock-based compensation expense included in reported net income, net of tax effects		161
Less:	Stock-based compensation expense determined under fair value method, net of related tax effects		(632)

Pro forma net income			$34,581

		Basic	Diluted
Earnings per share:
Reported		$1.06	$1.05
Pro forma		$1.05	$1.03
2003
Net income, as reported			$24,779
Add:	Stock-based compensation expense included in reported net income, net of tax effects		446
Less:	Stock-based compensation expense determined under fair value method, net of related tax effects		(807)

Pro forma net income			$24,418

		Basic	Diluted
Earnings per share:
Reported		$0.75	$0.74
Pro forma		$0.74	$0.73

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves are as follows:

	December 31, 2005	January 1, 2005
	(In thousands)
Balance at beginning of year	$6,335	$6,625
Charges to costs and expenses	5,027	5,486
Deductions	(5,778)	(5,776)

Balance at end of year	$5,584	$6,335

Amounts included in selling and administrative costs amounted to $5.0 million in 2005, $5.5 million in 2004, and $6.3 million in 2003.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are generally translated at average exchange rates prevailing during the period. Translation adjustments, including those related to intercompany advances that are of a long-term investment nature, are recorded in accumulated other comprehensive income (loss) in shareholders’ equity.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE B: Financial Derivatives

The Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of the financial instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative contracts related to cash flow hedges, with a fair value of $0.9 million and $2.6 million recorded in other current assets at December 31, 2005, and January 1, 2005, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to approximately $(4.7 million) in both 2005 and 2004. The Company expects that after-tax gains, totaling approximately $0.6 million recorded in accumulated other comprehensive income (loss) at December 31, 2005, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

NOTE C: Marketable Securities

Baldor currently invests in only high-quality, short-term investments, which it classifies as available-for-sale. Differences between amortized cost and estimated fair value at December 31, 2005, and January 1, 2005, are not material and are included in accumulated other comprehensive income (loss). Because investments are predominantly short-term and are generally allowed to mature, realized gains and losses for both years have been minimal. The following table presents the estimated fair value breakdown of investments by category:

	December 31, 2005	January 1, 2005
	(in thousands)
Municipal debt securities	$18,531	$18,865
U.S. corporate debt securities	2,081	1,696
U.S. Treasury & agency securities	11,980	11,831
Other debt securities	4,957	1,412

	37,549	33,804
Less cash equivalents	4,957	1,412

	$32,592	$32,392

The estimated fair value of marketable securities at December 31, 2005, was $5.2 million due in one year or less, $19.0 million due in one to five years, $10.8 million due in five to ten years, and $2.5 million due after ten years. Estimated fair value was based on contractual maturities. Expected maturities and contractual maturities are generally the same.

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2005, and January 1, 2005, management determined that substantially all of its unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that its unrealized losses on investment securities are temporary in nature. While the investment securities are classified as available for sale, the Company, depending upon its liquidity position, may have the ability to hold these investments until either such time as the investments’ fair value recovers above amortized cost or maturity.

The table below shows gross unrealized losses and estimated fair value of available-for-sale investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	December 31, 2005
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(In thousands)
U.S. corporate debt securities	$854	$96	$1,227	$122	$2,081	$218
Obligations of states and political subdivisions	8,383	110	9,765	257	18,148	367
Securities of U.S. Government agencies	4,442	62	7,538	212	11,980	274

Total temporarily impaired securities	$13,679	$268	$18,530	$591	$32,209	$859

	January 1, 2005
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(In thousands)
U.S. corporate debt securities	$1,446	$28	$—	$—	$1,446	$28
Obligations of states and political subdivisions	7,059	320	4,993	78	12,052	398
Securities of U.S. Government agencies	4,771	29	3,947	54	8,718	83

Total temporarily impaired securities	$13,276	$377	$8,940	$132	$22,216	$509

NOTE D: Income Taxes

The Company made income tax payments of $22.8 million in 2005, $21.9 million in 2004, and $1.8 million in 2003. Income tax expense consists of the following:

	2005	2004	2003
	(In thousands)
Current:
Federal	$16,925	$13,056	$3,908
State	3,651	2,968	1,456
Foreign	347	669	277

	20,923	16,693	5,641
Deferred:
Federal	2,675	46	8,418
State	676	537	491
Foreign	—	—	—

	3,351	583	8,909

	$24,274	$17,276	$14,550

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company’s effective income tax rate and the federal corporate statutory rate:

	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.2%	4.4%	3.3%
Other	(3.1)%	(6.4)%	(1.3)%

Effective income tax rate	36.1%	33.0%	37.0%

The Company adjusted certain income tax liabilities during the fourth quarter of 2005 and 2004 to reflect current exposure. These adjustments amounted to approximately $0.4 million in 2005 and $2.1 million in 2004 and accounted for the reduction in effective income tax rate for each year, respectively. The adjustments are included in “Other” in the above reconciliation.

The principal components of deferred tax assets (liabilities) are as follows:

	December 31, 2005	January 1, 2005
	(In thousands)
Accrued liabilities	$2,970	$3,653
Bad debt reserves	811	900
Foreign net operating losses	1,249	1,382
Employee compensation and benefits	—	898
Securities valuation	317	—

	5,347	6,833
Valuation allowance	(388)	(388)

Deferred tax assets	4,959	6,445

Property, plant, equipment and intangibles	(28,276)	(27,295)
Employee compensation and benefits	(916)	—
Derivative unrealized (gains) losses	(366)	(1,033)
Securities valuation	—	(70)

Deferred tax liabilities	(29,558)	(28,398)

Net deferred tax liabilities	$(24,599)	$(21,953)

Valuation allowance of $0.4 million is to adjust foreign net operating loss carryforwards to expected future utilization.

The Company has accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $8.8 million at December 31, 2005, that are expected to be permanently reinvested in the business. It is not currently practicable to estimate the tax liability that might be payable on the repatriation of these foreign earnings.

NOTE E: Long-term Obligations

Long-term obligations consist of the following:

	December 31, 2005	January 1, 2005
	(In thousands)
Industrial Development Bonds:
Due in 2013 at variable rate of 3.60%	$2,025	$2,025
Notes payable to banks:
Due October 25, 2006 at 3.62% fixed rate	25,000	25,000
Due September 30, 2009 at 4.63% fixed rate	15,000	15,000
Due January 31, 2007 at 4.93% variable rate	41,000	47,000
Due March 15, 2007 at 5.06% variable rate	12,000	15,000

	95,025	104,025
Less current maturities	25,000	—

	$70,025	$104,025

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of approximately $0.6 million at December 31, 2005.

Maturities of long-term obligations for the five-year period ending 2010 are: 2006—$25.0 million; 2007—$53.0 million; 2008—$0, 2009—$15.0 million, 2010 and thereafter—$2.0 million. Amounts included in current maturities are related to a note payable to bank with an original maturity date of October 25, 2009, containing a first call provision at October 25, 2006, which the Company expects to be exercised.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2005 and 2004. At December 31, 2005, the Company had outstanding letters of credit totaling $2.3 million that will expire between February 28, 2006, and July 1, 2006. The Company expects to renew these letters of credit prior to expiration.

Interest paid was $3.8 million in 2005, $3.0 million in 2004, and $2.9 million in 2003.

The Company has a credit facility with a bank that provides up to $60.0 million of borrowing capacity. At December 31, 2005, the Company had borrowings of $41.0 million under the facility. Borrowings are secured by all trade accounts receivables. The Company utilizes a wholly owned special purpose entity (“SPE”) to securitize the receivables. The SPE has no other purpose other than the securitization and is consolidated in the Company’s financial statements.

The Company had lines of credit aggregating $25.0 million available at December 31, 2005, with $12.0 million borrowed under these lines. Interest on lines of credit is at rates mutually agreed upon at time of borrowing.

NOTE F: Shareholders’ Equity

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company’s common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company’s outstanding common stock and in certain events thereafter.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders’ equity are as follows:

	Unrealized Gains (Losses) on		Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
	Securities	Derivatives
	(In thousands)
Balance at December 29, 2002	$181	$(61)	$(5,000)	$(4,880)
Net change 2003	(145)	1,541	2,809	4,205

Balance at January 3, 2004	36	1,480	(2,191)	(675)
Net change 2004	(157)	136	1,746	1,725

Balance at January 1, 2005	(121)	1,616	(445)	1,050
Net change 2005	(418)	(1,044)	(1,978)	(3,440)

Balance at December 31, 2005	$(539)	$572	$(2,423)	$(2,390)

Share Repurchases

During 2005, the Company, pursuant to its stock repurchase plan, repurchased approximately 300,000 shares of its common stock for cash in the amount of $7.6 million. No shares were repurchased in

2004. During 2003, the Company, pursuant to its stock repurchase plan, repurchased 1.5 million shares for cash in the amount of $26.7 million.

NOTE G: Commitments and Contingencies

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $5.2 million in 2005, $6.1 million in 2004, and $6.6 million in 2003. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2006—$2.0 million; 2007—$2.2 million; 2008—$2.0 million; 2009—$1.9 million; 2010 and thereafter—$5.9 million.

On July 21, 2005, the Company entered into a five-year operating lease agreement on a new facility in Columbus, Mississippi. Beginning in the fourth quarter of 2006, the Company will have annual operating lease commitments of approximately $850,000 related to the lease. The new facility will replace the Company’s existing facility in Columbus, Mississippi. During the construction period, the Company is acting as construction managers under a construction management agreement. In accordance with Emerging Issues Task Force (“EITF”) 97-10, “The Effect of Lessee Involvement in Asset Construction”, during the construction period, the Company has a maximum guarantee of 89.9% of the construction costs to date. As of December 31, 2005, the construction costs to date are approximately $5.4 million. As the likelihood of making any payments on this guarantee is remote, no liability has been accrued. As part of the lease agreement, the Company is subject to an 82% residual value guarantee at the end of the lease term in the event the value of the property has decreased. The maximum potential liability under the residual value guarantee would be approximately $13.6 million should the property become worthless by the end of the lease term. In accordance with Financial Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, the Company has recorded a liability of approximately $393,000 classified in other liabilities, which represents the fair value of the guarantee, based on a probability-weighted calculation of the expected value of the property at the end of the lease term.

Legal Proceedings and Contingent Liabilities

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company’s financial position, results of operations, or cash flows. During the fourth quarter of 2004, certain contingent liabilities were adjusted by approximately $1.5 million to reflect current exposures, resulting in a reduction in selling and administrative expenses.

NOTE H: Earnings Per Share

The table below details earnings per share for the years indicated:

	2005	2004	2003
	( In thousands, except share data)
Numerator:
Net earnings	$43,021	$35,052	$24,779

Denominator Reconciliation:
Weighted average shares—basic	33,170,241	32,953,382	32,928,369
Effect of dilutive securities—stock options	557,705	531,879	476,364

Weighted average shares—diluted	33,727,946	33,485,261	33,404,733

Earnings Per Share—basic	$1.30	$1.06	$0.75
Earnings Per Share—diluted	$1.28	$1.05	$0.74

The total number of anti-dilutive securities excluded from the above calculations was approximately 452,100 at December 31, 2005, 192,000 at January 1, 2005, and 747,000 at January 3, 2004.

NOTE I: Stock Plans

At December 31, 2005, the Company had various stock plans. Grants can and have included: (1) incentive stock options to purchase shares at market value at grant date, and/or (2) non-qualified stock options to purchase shares of stock equal to and less than the stock’s market value at grant date. Grants from the 1990 Plan expire six years from the grant date. All other grants expire 10 years from the date of grant. The 1987, 1989, and 1996 Plans have expired except for options outstanding. A summary of the Company’s stock plans follows.

1990 Plan — Only non-qualified options can be granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years. Shares authorized for grants: 1990 Plan—501,600.

1987 and 1994 Plans — Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances. Related compensation expense for the non-qualified stock options is amortized over the applicable compensatory period. Shares authorized for grants: 1987 Plan—2,700,000; 1994 Plan—4,000,000.

1989, 1996 and 2001 Plans — Each non-employee director is granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at grant date, and (2) 2,160 shares at a price equal to 50% of the market value at grant date. These options are immediately exercisable and related compensation expense on the options granted at 50% of market is recognized at date of grant. Shares authorized for grants: 1989 Plan—540,000; 1996 Plan—200,000; 2001 Plan—200,000.

	1990 Plan	1987 and 1994 Plans	1989, 1996 and 2001 Plans
Type	Non-compensatory	Compensatory	Compensatory
Administrator	Compensation & Stock Option Committee	Compensation & Stock Option Committee	Executive Committee
Recipients	District Managers	Employees	Non-employee Directors
Status	Active	Active - 1994 Plan Expired - 1987 Plan	Active - 2001 Plan Expired -1989 & 1996 Plans

Options Outstanding at Fiscal Year-End	Granted at Market	Granted at Market	Granted at Less than Market	Granted at Market	Granted at Less than Market
Range of exercise prices	$17.06-$24.75	$14.44-$27.60	$7.22-$20.70	$15.38-$24.81	$7.69-$11.70
Options outstanding	104,052	1,927,155	215,601	169,776	79,711
Weighted-average exercise price	$22.29	$22.20	$11.53	$21.89	$10.62
Weighted-average remaining contractual life	3.9 years	5.7 years	6.2 years	5.9 years	5.1 years
Options currently exercisable	57,552	1,237,115	214,601	169,776	79,711
Weighted-average exercise price	$20.31	$20.53	$11.49	$21.89	$10.62

A summary of the Company’s weighted average variables, using the Black-Scholes option pricing model, and stock option activity for fiscal years 2005, 2004, and 2003 follows.

Weighted Average Variables	2005	2004	2003
Volatility	1.0%	1.4%	2.0%
Risk-free interest rates	3.8%	4.0%	3.7%
Dividend yields	2.2%	2.3%	2.6%
Expected option life	5.2 years	7.5 years	6.7 years
Remaining contractual life	5.7 years	5.2 years	5.4 years

	Exercise Price	Fair Value	Exercise Price	Fair Value	Exercise Price	Fair Value
Per share price of options granted during year
At market price	$27.05	$1.87	$23.85	$2.34	$20.27	$1.45
At less than market price	$13.63	$7.59	$11.70	$6.14	$10.11	$4.55

Stock Option Activity	Shares	Weighted Average Price/ Share	Shares	Weighted Average Price/ Share	Shares	Weighted Average Price/ Share
Total options outstanding
Beginning Balance	2,269,875	$18.82	2,491,187	$17.99	2,499,790	$17.26
Granted	677,966	25.07	244,600	23.10	421,500	18.85
Exercised	(384,196)	15.66	(404,793)	15.79	(325,170)	16.30
Expired	(67,350)	22.97	(61,119)	22.42	(104,933)	19.13

Ending Balance	2,496,295	20.89	2,269,875	18.82	2,491,187	17.99

Shares authorized for grant	8,141,600		8,141,600		8,141,600
Shares exercisable, at year end	1,758,755	19.10	1,907,875	18.32	1,993,787	17.29
Shares reserved for future grants, at year end	668,845		1,280,867		1,466,348

NOTE J: Foreign Operations

The Company’s foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Far East, and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

	2005	2004	2003
	(In thousands)
Net Sales:
United States Companies
Domestic customers	$618,476	$547,092	$479,414
Export customers	54,310	46,396	40,926

	672,786	593,488	520,340
Foreign Affiliates	48,783	54,707	41,051

	$721,569	$648,195	$561,391

Earnings Before Income Taxes:
United States Companies	$65,459	$50,217	$39,076
Foreign Affiliates	1,836	2,111	253

	$67,295	$52,328	$39,329

Assets:
United States Companies	$483,349	$480,865	$457,727
Foreign Affiliates	21,253	20,695	19,228

	$504,602	$501,560	$476,955

NOTE K: Acquisitions

On October 11, 2005, the Company acquired the remaining 40% minority interest in its consolidated affiliate Australian Baldor Pty Limited for cash in the amount of $2.4 million. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $258,000. The results of operations for the remaining 40% interest for the year ended January 31, 2005, were not material to the Company’s consolidated financial statements. Accordingly, pro forma information has not been presented. As of October 11, 2005, Australian Baldor Pty Limited is a wholly owned subsidiary of the Company.

On February 13, 2003, the Company acquired all of the stock of Energy Dynamics, Inc. (“EDI”) for cash in the amount of $5.8 million. EDI is a designer, assembler, and marketer of industrial generator sets. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $5.8 million. EDI’s results of operations for the year ended January 3, 2004, were not material to the Company’s consolidated financial statements. Accordingly, pro forma information has not been presented. The Company’s consolidated financial statements include the results of operations and the assets and liabilities of EDI after February 12, 2003.

NOTE L: Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs”. SFAS 151 is an amendment of Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing”. Among other items, SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In accordance with SFAS 151, such items must be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt SFAS 151 no later than January 1, 2006. Management does not expect adoption of SFAS 151 to have a significant impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Among other items, SFAS 123(R) eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. In accordance with SFAS 123(R), the cost will be based on the grant-date fair value of the award and will be recognized over the period for which an employee is required to provide service in exchange for the award. Baldor will adopt SFAS 123(R) on a modified prospective basis beginning January 1, 2006. While the Company is currently evaluating the impact SFAS 123(R) will have on its financial results, management does not expect the impact to differ materially from the pro forma disclosures currently required by SFAS 123 and described herein under “Stock-based Compensation”.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. Among other items, SFAS 154 applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Company’s adoption of SFAS 143 on January 1, 2006, is not expected to have a significant effect on the financial statements.

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

	(unaudited)
	Sep 30, 2006	Dec 31, 2005
	(In thousands, except share data)
Assets
Current Assets:
Cash and cash equivalents	$15,535	$11,474
Marketable securities	24,443	32,592
Receivables, less allowances for doubtful accounts of $1,616 at September 30, 2006 and $3,124 at December 31, 2005	130,410	106,327
Inventories:
Finished products	72,997	76,632
Work in process	14,431	12,670
Raw materials	64,312	60,401

	151,740	149,703
LIFO valuation adjustment	(38,392)	(35,607)

	113,348	114,096
Prepaid expenses	3,200	4,482
Other current assets and deferred income taxes	37,362	27,485

Total Current Assets	324,298	296,456
Property, Plant And Equipment:
Land and improvements	6,852	6,813
Buildings and improvements	61,867	56,980
Machinery and equipment	325,759	320,340
Allowances for depreciation and amortization	(254,444)	(243,838)

Net Property, Plant And Equipment	140,034	140,295
Other Assets:
Goodwill	63,279	63,043
Other	7,687	6,647

Total Assets	$535,298	$506,441

Liabilities And Shareholders’ Equity
Current Liabilities:
Accounts payable	$55,143	$37,036
Employee compensation	8,165	9,201
Profit sharing	7,516	8,938
Accrued warranty costs	5,661	5,584
Accrued insurance obligations	5,470	7,421
Dividends payable	—	5,295
Other accrued expenses	10,338	9,026
Current maturities of long-term obligations	25,000	25,000

Total Current Liabilities	117,293	107,501
Long-Term Obligations	80,025	70,025

Other Liabilities	437	393

Deferred Income Taxes	33,513	29,067

	(unaudited)
	Sep 30, 2006	Dec 2005
	(In thousands, except share data)

Shareholders’ Equity:
Preferred stock, $0.10 par value
Authorized shares: 5,000,000
Issued and outstanding shares: none
Common stock, $0.10 par value
Authorized shares: 150,000,000
Issued: 2006—41,394,120 2005—40,807,250	4,139	4,081
Outstanding: 2006—32,318,714 2005—33,073,438
Additional paid in capital	86,435	68,562
Retained earnings	396,809	377,154
Accumulated other comprehensive (loss) income	5,771	(2,390)
Treasury stock: 2006—9,075,406 2005—7,733,812	(189,124)	(147,952)

Total Shareholders’ Equity	304,030	299,455

Total Liabilities and Shareholders’ Equity	$535,298	$506,441

See notes to unaudited condensed consolidated financial statements.

Consolidated Statements of Earnings

Baldor Electric Company and Affiliates

	(unaudited) Nine Months Ended
	Sep 30, 2006	Oct 1, 2005
	(In thousands, except share and per share data)
Net sales	$610,826	$538,907
Cost of goods sold	450,175	399,414

Gross Profit	160,651	139,493
Selling and administrative expenses	99,956	90,377

Operating Profit	60,695	49,116
Other income, net	835	1,349
Interest	4,562	2,954

Earnings before income taxes	56,968	47,511
Income taxes	21,022	17,617

NET EARNINGS	$35,946	$29,894

Net earnings per share-basic	$1.10	$0.90

Net earnings per share-diluted	$1.09	$0.89

Weighted average shares outstanding-basic	32,590	33,186

Weighted average shares outstanding-diluted	32,989	33,762

Dividends declared and paid per common share	$0.50	$0.46

See notes to unaudited condensed consolidated financial statements.

Consolidated Statements of Cash Flows

Baldor Electric Company and Affiliates

	(unaudited) Nine Months Ended
	Sep 30, 2006	Oct 1, 2005
	(In thousands)
Operating activities:
Net earnings	$35,946	$29,894
Adjustments to reconcile net earnings to net cash provided by operating activities:
(Gains) losses on sales of marketable securities	(3)	32
Losses (gains) on sales of assets	101	(654)
Depreciation	12,936	12,032
Amortization	1,631	1,509
Allowance for doubtful accounts receivable provision	(1,508)	(215)
Deferred income tax benefit	(703)	(1,460)
Share-based compensation expense	2,065	1,317
Changes in operating assets and liabilities
Increase in receivables	(22,575)	(17,072)
(Increase) decrease in inventories	(752)	3,760
Decrease in other current assets	7,971	4,485
Increase in accounts payable	18,107	4,944
Decrease in accrued expenses and other liabilities	(10,821)	(5,791)
Increase in income tax recoverable	(4,416)	(492)
Increase in income taxes payable	—	4,582
Decrease in other assets, net	2,201	921

Net cash provided by operating activities	40,180	37,792
Investing activities:
Additions to property, plant and equipment	(14,351)	(15,595)
Proceeds from sale of property, plant and equipment	3	2,015
Marketable securities purchased	(470)	(7,327)
Marketable securities sold	8,910	7,385

Net cash used in investing activities	(5,908)	(13,522)
Financing activities:
Additional long-term obligations	30,000	—
Reduction of long-term obligations	(20,000)	(5,000)
Dividends paid	(16,291)	(15,268)
Common stock repurchased	(38,465)	(2,806)
Stock option plans	12,595	3,294
Excess tax benefits on share-based payments	1,950	—

Net cash used in financing activities	(30,211)	(19,780)

Net increase in cash and cash equivalents	4,061	4,490
Beginning cash and cash equivalents	11,474	12,054

Ending cash and cash equivalents	$15,535	$16,544

Noncash financing activity (in thousands):

Additional paid-in capital resulting from shares traded for option exercises amounted to $2,258 in the first nine-months of 2006 and $1,772 in the first nine-months of 2005.

See notes to unaudited condensed consolidated financial statements.

Baldor Electric Company and Affiliates

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2006

NOTE A – Significant Accounting Policies

Basis of Presentation: The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements, and therefore should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 2006, may not be indicative of the results that may be expected for the fiscal year ending December 30, 2006.

Fiscal Year: The Company’s fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal year 2006 will contain 52 weeks. Fiscal year 2005 contained 52 weeks.

Segment Reporting: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators within the electrical equipment industry.

Financial Derivatives: The Company uses derivative financial instruments to reduce its exposure to the risk of increasing commodity prices. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of the hedging instrument closely mirror those of the hedged forecasted transaction providing for the hedge relationship to be highly effective both at inception and continuously throughout the term of the hedging relationship.

The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that do not meet the criteria for hedge accounting are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in the fair value are recognized in accumulated other comprehensive income (loss) until the hedged forecasted transaction is recognized in earnings. If a hedging instrument is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the forecasted transaction is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings in the period of change.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. The changes in the carrying amount of product warranty reserves are as follows:

	Nine Months Ended
	Sep 30, 2006	Oct 1, 2005
	(in thousands)
Balance at beginning of period	$5,584	$6,335
Charges to costs and expenses	4,063	3,832
Deductions	(3,986)	(4,324)

Balance at end of period	$5,661	$5,843

Comprehensive Income: Total comprehensive income, net of related tax was $44.1 million and $27.3 million for the first nine months of 2006 and 2005, respectively. The components of comprehensive income are illustrated in the table below:

	Nine Months Ended
	Sep 30, 2006	Oct 1, 2005
	(in thousands)
Net earnings	$35,946	$29,894
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized gains (losses) during period	184	(317)
Reclassification adjustment for losses (gains) included in net income	(2)	20
Net change in cash flow hedges	5,987	(943)
Foreign currency translation adjustment	1,992	(1,381)

Total other comprehensive income (loss), net of tax	8,161	(2,621)

Total comprehensive income	$44,107	$27,273

Accounts Receivable: Trade receivables are recorded in the balance sheet at the outstanding balance, adjusted for charge-offs and allowances for doubtful accounts. Allowances for doubtful accounts are recorded based on customer-specific analysis, general matters such as current assessments of past due balances and historical experience. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. No single customer represents greater than 10% of net accounts receivable at September 30, 2006, and December 31, 2005.

Inventories: The Company uses the last-in, first-out (LIFO) method of valuing inventory. An actual valuation of inventory under the LIFO method is made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs which are subject to the final year-end LIFO inventory valuation.

Self-Insurance Liabilities: The Company’s self-insurance programs primarily cover exposure to product liability, workers’ compensation and health insurance. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using the Company’s claims experience and risk exposure levels. Future adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Income Tax: The difference between the Company’s effective tax rate and the federal statutory tax rate for the nine months ended September 30, 2006, and October 1, 2005, relates to state income taxes, permanent tax items, and changes in management’s assessment of the outcome of certain tax matters. The significant permanent tax items primarily consist of the recently enacted deduction for domestic production activities and the expiring extraterritorial income exclusion.

In determining the quarterly provision for income taxes, the Company uses an estimated annual effective tax rate based on forecasted annual income and permanent items, statutory tax rates and tax planning opportunities. The impact of significant discrete items is separately recognized in the quarter in which they occur.

Share-Based Compensation: The Company has certain share-based compensation plans, which are described more fully herein under Note C – Stock Plans. Beginning in fiscal year 2006, the Company applies the fair value method, pursuant to Statement of Financial Accounting Standards (“FAS”) No. 123(R) “Share-Based Payments”, in accounting for these plans.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE B: Financial Derivatives

The Company had derivative contracts that qualified as cash flow hedges with a fair value of $10.8 million and $938,000 recorded in other current assets at September 30, 2006, and December 31, 2005, respectively.

The amount recognized in cost of sales on cash flow hedges amounted to net reductions for the first nine months of 2006 and 2005 of $13.4 million and $3.4 million, respectively. The ineffective portion of the Company’s cash flow hedges was not material during the first nine months of 2006 or 2005. The Company expects that after-tax gains recorded in accumulated other comprehensive income (loss) related to cash flow hedges totaling $6.6 million at September 30, 2006, will be recognized in cost of sales within the next 15 months. The Company generally does not hedge forecasted transactions beyond 18 months.

NOTE C: Stock Plans

On April 22, 2006, the Company’s shareholders approved the 2006 Equity Incentive Plan. This 2006 Plan authorizes the Company’s Board of Directors to grant: (a) stock appreciation rights, (b) restricted stock, (c) performance awards, (d) incentive stock options, (e) nonqualified stock options, and (f) stock units. When the 2006 Plan was adopted, the Company’s other stock plans were effectively cancelled and no further awards will be granted from those plans. The 2006 Plan is the only Plan under which awards can now be granted. A summary of the Company’s stock plans and summary details about each Plan as of September 30, 2006, follows.

Plan	Shares Authorized	Current Plan Status	Typical Grant Life
1987	2,700,000	Expired; except for options outstanding	10 years
1989	540,000	Expired	10 years
1990	501,600	Cancelled; except for options outstanding	6 years
1994	4,000,000	Cancelled; except for options outstanding	10 years
1996	200,000	Expired; except for options outstanding	10 years
2001	200,000	Cancelled; except for options outstanding	10 years
2006	3,000,000	Active	10 years

1990 Plan: Only non-qualified options were granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years.

1987 and 1994 Plans: Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances.

1989, 1996, and 2001 Plans: Each non-employee director was granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at date of grant, and (2) 2,160 shares at a price equal to 50% of the market value at date of grant. These options immediately vested and became exercisable on the date of grant.

2006 Plan: Awards granted under the 2006 Plan included: incentive stock options, non-qualified stock options, and non-vested stock units. Non-vested stock units were awarded with no exercise price. Other awards permitted under this Plan include: stock appreciation rights, restricted stock, and performance awards. However, no such awards have been granted.

The purpose of granting stock options and non-vested stock units is to encourage ownership in the Company. This provides an incentive for the participants to contribute to the success of the Company and align the interests of the participants with the interests of the shareholders of the Company.

A summary of option activity under the Plans during the nine-month period since December 31, 2005, and as of September 30, 2006, is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Nine months ended September 30, 2006
Outstanding at January 1, 2006	2,496,295	$20.89
Granted	373,667	29.25
Exercised	(574,585)	18.62
Expired	(26,660)	24.44
Cancelled	(169,250)	13.31
Forfeited	—	—

Outstanding at September 30, 2006	2,099,467	23.57	6.2 years	$15,805

Vested or expected to vest at September 30, 2006	2,043,618	23.48	6.2 years	$15,582
Exercisable at September 30, 2006	1,415,860	21.28	5.0 years	$13,633

The weighted-average grant-date fair value of options granted during the first nine months was $11.72 in 2006 and $7.74 in 2005. The total intrinsic value of options exercised was $7.0 million during the first nine months of 2006 and $2.3 million for the same period of 2005. The total fair value of options vested during the first nine months was $1.4 million in 2006 and $1.6 million in 2005.

As of September 30, 2006, there was $804,000 of total unrecognized compensation cost related to non-vested options granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.0 years.

A summary of non-vested stock unit activity under the Plans during the nine-month period ended September 30, 2006, is presented below:

	Nine Months Ended Sep 30, 2006
Non-vested Stock Units	Shares	Weighted- Average Grant-Date Fair Value
Non-vested at beginning of period	—	$—
Granted	74,072	32.64
Vested	(12,285)	33.88
Cancelled	(3,072)	32.54
Forfeited	—	—

Non-vested at ending of period	58,715	32.38

The total fair value of non-vested stock units that vested during the first nine months of 2006 was $416,000.

As of September 30, 2006, there was $1.1 million of total unrecognized compensation cost related to non-vested stock units granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.

On April 21, 2006, the Company modified certain stock options that were originally granted during the years 2000 through 2005 with an exercise price less than the fair market value of the stock on the original grant date. This modification affected 45 employees. The unexercised options were modified as follows:

a)	the exercise price of the remaining options was increased to equal the fair market price at date of the original grant;

b)	2/3 of the original discount was replaced by non-vested stock units valued at fair market price at April 21, 2006, and vesting over a one to four-year time period from the 2006 grant date; and

c)	1/3 of the original discount was replaced by cash that vested immediately, but is payable to the employee over the same one to four-year time period as the non-vested stock units.

The remaining incremental compensation cost to be recognized over the remaining 6 to 40-month time period as a result of these modifications totaled $543,000.

The fair value of options is estimated using a Black-Scholes option pricing formula and is amortized to expense over the options’ applicable vesting periods. The variables used in the option pricing formula for each grant are determined at the time of grant as follows: (1) volatility is based on the daily composite closing price of Baldor’s stock over a look-back period of time that approximates the expected option life; (2) risk-free interest rates are based on the yield of U.S. Treasury Strips as published in the Wall Street Journal on the date of the grant for the expected option life; (3) dividend yields are based on the Company’s dividend yield published in the Wall Street Journal on the date of the grant; and (4) expected option life represents the period of time the options are expected to be outstanding and is estimated based on historical experience. Assumptions used in the fair-value valuation are periodically monitored and adjusted to reflect current developments. Listed in the table below are the weighted-average assumptions and the weighted-average remaining contractual life for those options granted in the period indicated.

	Nine Months Ended
	Sep 30, 2006	Oct 1, 2005
	Reported	Pro Forma
Volatility	23.0%	1.0%
Risk-free interest rates	4.9%	3.8%
Dividend yields	1.9%	2.2%
Expected option life	6.0 years	5.4 years
Remaining contractual life	7.3 years	8.3 years

Prior to January 1, 2006, the Company accounted for its stock plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, and related Interpretations, as permitted by FAS 123, “Accounting for Stock-Based Compensation”. Stock-based employee compensation cost of $742,000, representing the related compensation expense for the non-qualified stock options granted at less than market on the date of grant, was recognized in the Statement of Earnings for third quarter 2005, and $1.3 million was recognized in the Statement of Earnings for the first nine months of 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes compensation costs for: (1) all share-based payments granted but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123; and (2) all share-based payments granted subsequent to adoption based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R).

As a result of adopting FAS 123(R) on January 1, 2006, the Company’s income from operations and earnings before income taxes for the first nine months of 2006 were $1.8 million lower, and net earnings was $1.1 million lower, than if the Company had continued to account for stock-based compensation under APB 25. Basic earnings per common share for the first nine months of 2006 were $0.04 lower than if the Company had continued to account for share-based compensation under APB 25 and diluted earnings per common share for the first nine months of 2006 were $0.03 lower than if the Company had continued to account for share-based compensation under APB 25.

Prior to the adoption of FAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $1.9 million excess tax benefit classified as a financing cash inflow for the nine months ended September 30, 2006, would have been classified as an operating cash inflow if the Company had not adopted FAS 123(R).

The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of FAS 123 to options granted under the Company’s stock option plans in 2005.

	Nine Months Ended Oct 1, 2005
	(in thousands, except per share data)
Net earnings, as reported		$29,894
Add: Stock-based compensation expense included in reported net income, net of tax effects, including options issued at a discount		830
Less: Stock-based compensation expense determined under fair value method, net of related tax effects		(1,234)

Net earnings, pro forma		$29,490

Earnings per common share:	Basic	Diluted
Reported	$0.90	$0.89
Pro forma	$0.89	$0.87

NOTE D: Commitments and Contingencies

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company’s financial position, results of operations, or cash flows.

On July 21, 2005, the Company entered into a five-year operating lease agreement on a new manufacturing facility in Columbus, Mississippi. At the end of the initial five-year lease term, the Company has the option to extend the lease for up to two successive five-year periods under terms similar to the terms of the original lease or purchase the property at a stated amount that approximates the fair value of the property. The Company has annual operating lease commitments of $850,000 related to the lease. During the construction period, the Company acted as construction manager under a construction management agreement. In accordance with Emerging Issues Task Force

(“EITF”) 97-10, “The Effect of Lessee Involvement in Asset Construction”, during the construction period, the Company had a maximum guarantee of 89.9% of the construction costs. As of September 30, 2006, the construction costs totaled $17.0 million. As the likelihood of making any payments on this guarantee is remote, no liability has been accrued. As part of the lease agreement, the Company is subject to an 82% residual value guarantee at the end of the lease term in the event the value of the property has decreased. The maximum potential liability under the residual value guarantee would be $13.6 million should the property become worthless by the end of the lease term. In accordance with Financial Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, the Company has recorded a liability of $393,000 classified in other liabilities, which represents the fair value of the guarantee, based on a probability-weighted calculation of the expected value of the property at the end of the lease term.

NOTE E: Credit Facilities

At September 30, 2006, the Company had borrowings of $51.0 million under a credit facility with a bank that provided the Company up to $85.0 million of borrowing capacity. Although this capacity is subject to a borrowing base limitation, it was not limited at September 30, 2006. Of the $30.0 million borrowed since year-end 2005 to fund share repurchases, $20.0 million has been repaid through third quarter 2006. Borrowings are secured by all trade accounts receivables. The Company utilizes a wholly-owned special purpose entity (“SPE”) to securitize the receivables. The SPE has no other purpose other than the securitization and is consolidated in the Company’s financial statements. On October 25, 2006, a $25.0 million note payable, classified as current maturities of long-term obligations at September 30, 2006, matured and was renewed for a three-year term.

NOTE F: Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share (EPS):

	Nine Months Ended
	Sep 30, 2006	Oct 1, 2005
	(in thousands, except share data)
Numerator:
Net earnings	$35,946	$29,894

Denominator Reconciliation:
Weighted-average shares – basic	32,590	33,186
Effect of dilutive securities – stock options and non-vested stock units	399	576

Weighted-average shares – diluted	32,989	33,762

Earnings per common share – basic	$1.10	$0.90
Earnings per common share – diluted	$1.09	$0.89

NOTE G: Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, “Accounting for Income Taxes”. Among other items, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is required to adopt FIN 48 for fiscal year 2007 and management is currently evaluating what impact, if any, FIN 48 will have on the financial results.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Company is required to adopt FAS 157 for fiscal year 2008 and management is currently evaluating what impact, if any, FAS 157 will have on the financial results.

NOTE H: Subsequent Events

On November 6, 2006, the Company entered into a definitive agreement with Rockwell Automation, Inc. (“Rockwell”) to acquire 100% of Rockwell’s equity interest in Reliance Electric Company and certain of its affiliated companies (“Power Systems”). Power Systems is a leading provider of electric motors and power conversion and transmission solutions. The agreed purchase price consists of: (a) a cash component of $1.75 billion payable at closing, and (b) the issuance of 1.58 million shares of the Company’s common stock, with a market value of $50 million, based on Baldor’s volume weighted average stock price over the ten trading days prior to signing the definitive agreement. Baldor has received a financing commitment to support the transaction and expects to finance the $1.75 billion cash consideration through a combination of debt and approximately $350 million of equity or equity-linked securities. The transaction is expected to close in the first quarter of 2007 and is subject to customary closing conditions and regulatory approvals.

The purchase price will be allocated to the underlying assets and liabilities, including any resulting goodwill, based on their estimated fair values. The purchase price allocation will be determined upon further analysis. For the fiscal year ended September 30, 2006, Power Systems had sales of approximately $979.7 million.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Rockwell Automation, Inc.

Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Power Systems Group of Rockwell Automation, Inc. (the “Company”) as of September 30, 2006 and 2005, and the related statements of operations, cash flows and changes in Rockwell Automation’s invested equity and comprehensive income for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared to present the balance sheet and related results of operations and cash flows of the Company, as described in Note 1 to the financial statements and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from corporate office items applicable to Rockwell Automation, Inc. as a whole.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Power Systems Group of Rockwell Automation, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, on October 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123R, Share-Based Payment. As described in Note 16 to the financial statements, on September 30, 2006, the Company adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

\s\ Deloitte & Touche LLP

November 14, 2006

POWER SYSTEMS GROUP OF ROCKWELL AUTOMATION, INC.

BALANCE SHEET

(in thousands)

	September 30,
	2006	2005
Assets
Current Assets
Cash and cash equivalents	$6,559	$3,760
Receivables	136,309	131,270
Inventories	188,051	164,436
Deferred income taxes	17,278	19,192
Vermont Reserve affiliate receivable (Note 3)	—	4,611
Other current assets	5,338	4,674

Total current assets	353,535	327,943

Property, net	203,150	238,333
Goodwill	147,208	147,161
Other intangible assets, net	179,538	182,126
Prepaid pension	110,596	37,581
Other assets	26,980	28,501

Total	$1,021,007	$961,645

Liabilities and Rockwell Automation’s Invested Equity
Current Liabilities
Short-term debt	$760	$1,112
Accounts payable	75,546	64,223
Compensation and benefits	20,589	17,420
Other current liabilities	32,024	27,260

Total current liabilities	128,919	110,015

Retirement benefits	85,611	208,321
Deferred income taxes	93,449	60,892
Other liabilities	68,987	42,053
Commitments and contingent liabilities (Note 16)
Rockwell Automation’s Invested Equity
Rockwell Automation’s net investment	635,020	612,319
Accumulated other comprehensive income (loss)	9,021	(71,955)

Total Rockwell Automation’s Invested Equity	644,041	540,364

Total	$1,021,007	$961,645

See Notes to Financial Statements

POWER SYSTEMS GROUP OF ROCKWELL AUTOMATION, INC.

STATEMENT OF OPERATIONS

(in thousands)

	Year Ended September 30,
	2006	2005	2004
Sales	$1,031,892	$901,055	$769,747
Cost of sales	(738,195)	(672,514)	(595,440)

Gross profit	293,697	228,541	174,307

Selling, general and administrative expenses	(147,363)	(133,207)	(129,252)
Other expense (Note 11)	(211)	(1,086)	(6,939)
Interest expense	(1,800)	(17)	(56)

Income before income taxes and cumulative effect of accounting change	144,323	94,231	38,060
Income tax provision (Note 12)	(53,099)	(32,353)	(14,356)

Income before cumulative effect of accounting change	91,224	61,878	23,704
Cumulative effect of accounting change, net of tax (Note 16)	(1,122)	—	—

Net Income	$90,102	$61,878	$23,704

See Notes to Financial Statements

POWER SYSTEMS GROUP OF ROCKWELL AUTOMATION, INC.

STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended September 30,
	2006	2005	2004
Operating Activities:
Net income	$90,102	$61,878	$23,704
Adjustments to arrive at cash provided by operating activities:
Depreciation	33,116	36,884	44,441
Amortization of intangible assets	2,693	1,984	2,203
Share-based compensation expense	3,936	—	—
Provision for losses on receivables	2,264	1,624	1,620
Deferred income tax (benefit) expense	(16,212)	20,592	3,054
(Earnings) loss on equity method investments	(1,433)	(17)	312
Net loss on dispositions of property	2,071	950	845
Special charges	—	4,974	4,893
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:
Receivables	(6,333)	(19,383)	(19,319)
Inventories	(22,828)	(899)	(6,469)
Vermont Reserve affiliate receivable	(168)	93	322
Accounts payable	11,158	(1,790)	22,173
Compensation and benefits	3,154	29	(201)
Prepaid pension	(73,015)	(18,967)	(14,346)
Other assets and liabilities	8,656	(2,624)	5,664

Cash Provided by Operating Activities	37,161	85,328	68,896

Investing Activities:
Capital expenditures	(27,830)	(22,558)	(27,188)
Acquisition of business, net of cash acquired	—	(5,375)	—
Proceeds from the disposition of property	57,933	187	1,839
Other investing activities	875	—	—

Cash Provided by (Used for) Investing Activities	30,978	(27,746)	(25,349)

Financing Activities:
Net (repayment) issuance of short term debt	(374)	1,112	—
Repayments of debt	—	—	(8,445)
Net transfers to Rockwell Automation	(66,558)	(62,751)	(35,314)

Cash Used for Financing Activities	(66,932)	(61,639)	(43,759)

Effect of exchange rate changes on cash	1,592	4,947	197

Increase (decrease) in Cash and cash equivalents	2,799	890	(15)
Cash and cash equivalents at Beginning of Year	3,760	2,870	2,885

Cash and cash equivalents at End of Year	$6,559	$3,760	$2,870

See Notes to Financial Statements

POWER SYSTEMS GROUP OF ROCKWELL AUTOMATION, INC.

STATEMENT OF CHANGES IN ROCKWELL AUTOMATION’S

INVESTED EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Year Ended September 30,
	2006	2005	2004
Rockwell Automation’s Net Investment
Beginning balance	$612,319	$613,192	$624,802
Net income	90,102	61,878	23,704
Share-based compensation expense	3,936	—	—
Net transfers to Rockwell Automation	(71,337)	(62,751)	(35,314)

Ending balance	635,020	612,319	613,192

Accumulated Other Comprehensive Income (Loss)
Beginning balance	(71,955)	(36,511)	(43,143)
Other comprehensive income (loss)	80,976	(35,444)	6,632

Ending balance	9,021	(71,955)	(36,511)

Total Rockwell Automation’s Invested Equity	$644,041	$540,364	$576,681

Comprehensive Income
Net income	$90,102	$61,878	$23,704
Other comprehensive income (loss):
Minimum pension liability adjustments (net of tax expense (benefit) of $50,667, $(27,307) and $3,089)	78,227	(42,431)	4,883
Currency translation gain	2,749	6,987	1,749

Other comprehensive income (loss)	80,976	(35,444)	6,632

Comprehensive income	$171,078	$26,434	$30,336

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Policies

Basis of Presentation

In 1995, Rockwell Automation, Inc. (Rockwell Automation) acquired Reliance Electric Company (Reliance Electric). Reliance Electric primarily consists of the Reliance Electric™ industrial electric motors business (Electrical) and the Dodge® mechanical power transmission products business (Mechanical) included within Rockwell Automation’s Power Systems segment. The accompanying financial statements were prepared to present the financial position, results of operations and cash flows of Rockwell Automation’s Power Systems segment (the Company or Power Systems).

The Company is organized based upon products and services and has two operating segments consisting of Electrical and Mechanical. The Electrical segment’s products include industrial and engineered motors and standard AC and DC drives. In addition, the Electrical segment provides product repair, maintenance solutions, plant maintenance, training and consulting services to original equipment manufacturers (OEMs), end users and distributors. The Mechanical segment’s products include mounted bearings, gear reducers, standard mechanical drives, conveyor pulleys, couplings, bushings, clutches, motor brakes and repair services.

All significant intercompany accounts and transactions among the entities included in the financial statements have been eliminated. In the ordinary course of business, the Company purchases various products from and sells various products to other businesses of Rockwell Automation. Amounts related to intercompany purchases and sales are generally settled every 60 days. The period end balances for sales and purchases between the Company and Rockwell Automation are accounted for within Rockwell Automation’s Invested Equity balance in the accompanying Balance Sheet.

Investments in affiliates over which the Company has the ability to exert significant influence, but does not control and is not the primary beneficiary of, are accounted for using the equity method of accounting. Accordingly, the Company’s proportional share of the respective affiliate’s earnings or losses is included in other (expense) income in the Statement of Operations. These affiliated companies are not material individually or in the aggregate to the Company’s financial position, results of operations or cash flows.

All amounts within the accompanying footnotes are in thousands.

Funding

The Company’s domestic and certain international operations participate in Rockwell Automation’s centralized cash management system. Accordingly, the financial statements exclude cash, debt and interest income and expense for locations participating in the centralized cash management system. However, cash, debt and interest income and expense for certain international locations not participating in the centralized cash management system and debt and interest expense of Reliance Electric have been included within the accompanying financial statements.

Accounts payable includes $3,133 at September 30, 2006 and $1,243 at September 30, 2005 related to checks drawn on bank accounts used exclusively by the Company and centralized disbursement payroll accounts that remained outstanding at the respective dates.

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, customer returns, rebates and incentives; allowance for doubtful accounts; excess and obsolete inventory; impairment of long-lived assets; product warranty obligations; retirement benefits; litigation, claims and contingencies, including environmental matters; conditional asset retirement obligations; and income taxes. Changes to estimates and assumptions are accounted for prospectively when warranted by factually based experience.

Revenue Recognition

The Company recognizes sales of products and services when all of the following have occurred: an agreement of sale exists; pricing is fixed or determinable; collection is reasonably assured; and product has been delivered and acceptance has occurred, as may be required according to contract terms, or services have been rendered.

Contracts and customer purchase orders are utilized to determine the existence of an agreement of sale. The Company uses shipping documents and customer acceptance, when applicable, to verify delivery. The assessment of whether the fee is fixed or determinable is based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Collectibility is assessed based on the creditworthiness of the customer as determined by credit evaluations and analysis, as well as the customer’s payment history.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales in the Statement of Operations.

Returns, Rebates and Incentives

The Company’s primary incentive program provides distributors with account credits based on meeting specified program criteria. Other various incentive programs are also offered that provide distributors and direct sale customers with account credits or additional products and services. Certain distributors are offered a right to return product, subject to contractual limitations. Reserves for customer returns are based primarily on historical experience.

Accruals for customer rebates and incentives are recorded at the time orders are received and customer return accruals are recorded at time of sale. Returns, rebates and incentives are recognized as a reduction of sales if distributed in customer account credits at time of revenue recognition. Rebates and incentives are recognized in cost of sales for additional products and services to be provided. Amounts are expensed at the time of recognition of a sale to a distributor or direct sale customer. Accruals are reported as a current liability or, where a right of set-off exists, as a reduction of receivables.

Cash and cash equivalents

Cash and cash equivalents include time deposits and certificates of deposits with original maturities of three months or less.

Receivables

Allowances for doubtful accounts are recorded based on customer-specific analysis and general matters such as current assessments of past due balances and economic conditions. Receivables are stated net of allowances for doubtful accounts of $4,318 at September 30, 2006 and $3,518 at September 30, 2005.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Market is determined on the basis of estimated realizable values.

Property

Property is stated at cost, net of accumulated depreciation. Depreciation of property is provided using the straightline method over 15 to 40 years for buildings and improvements, 3 to 14 years for machinery and equipment and 3 to 10 years for computer hardware and software. Maintenance and repairs are charged to expense.

Intangible Assets

Goodwill and other intangible assets generally result from business acquisitions. Business acquisitions are accounted for by allocating the purchase price to tangible and intangible assets acquired and liabilities assumed at their fair values, and the excess of the purchase price over the allocated amount is recorded as goodwill.

Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, requires goodwill and other intangible assets with indefinite useful lives to be reviewed for impairment annually or more frequently if events or circumstances indicate an impairment may be present, rather than amortized as previous standards required. Any excess in carrying value over the estimated fair value is charged to results of operations.

The Company amortizes intangible assets with finite useful lives on a straight-line basis over their estimated useful lives, generally ranging from 3 to 40 years for distributor networks, and 10 to 14 years for patents.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the recorded amount of long-lived assets whenever events or changes in circumstances indicate that the recorded amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. If it is determined that an asset is impaired, the impairment to be recognized is measured as the amount by which the recorded amount of the asset exceeds its fair value. Assets to be disposed are reported at the lower of the recorded amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis.

Derivative Financial Instruments

Rockwell Automation enters into foreign currency forward exchange contracts on behalf of the Company to manage foreign currency risks. Foreign currency forward exchange contracts are utilized to fix the rate of currency on recorded accounts payable or accounts receivable denominated in a foreign currency. It is Rockwell Automation’s policy to execute such instruments with creditworthy banks and not to enter into foreign currency forward exchange contracts for speculative purposes. The fair value of the foreign currency forward exchange contracts, entered into by Rockwell Automation on behalf of the Company, are recorded within Other current assets in the accompanying Balance Sheet and were $67 at September 30, 2006 and $441 at September 30, 2005. All foreign currency-forward exchange contracts are denominated in currencies of major industrial countries.

Foreign Currency Translation

Assets and liabilities of entities operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation adjustments are included as a component of other comprehensive income. Accumulated currency translation gains were $11,025 at September 30, 2006 and $8,276 at September 30, 2005. Currency transaction gains and losses are included in the results of operations in the period incurred.

Research and Development Expenses

Research and development (R&D) costs are expensed as incurred; these costs were $11,907 in 2006, $10,438 in 2005 and $9,868 in 2004. These amounts include research and development performed for the Company by Rockwell Scientific Company LLC, a related party entity, of approximately $112 in 2006, $236 in 2005 and $300 in 2004. In September 2006, Rockwell Automation sold its 50 percent ownership interest in Rockwell Scientific Company LLC. R&D expenses are included in cost of sales in the Statement of Operations.

Income Taxes

The Company records a liability for income tax exposures when they are probable and the amount can be reasonably estimated. Tax benefits related to claims are also recognized when they become probable and reasonably estimable. When determining the probability and the estimability of the liability or tax benefit, the Company considers the relevant tax law as applied to it by the particular country, state, or other taxing authority.

Share-Based Compensation

Effective October 1, 2005, the Company adopted SFAS 123(R), Share-Based Payment (SFAS 123(R)), using the modified prospective application transition method. The Company recognizes share-based compensation expense on grants of share-based compensation awards on a straight-line basis over the service period of each award recipient. See Note 2 for additional information.

Product and Workers Compensation Liabilities

Accruals for product and workers’ compensation claims are recorded in the period in which they are probable and reasonably estimable. The Company is included within Rockwell Automation’s principal self-insurance programs, including product liability and workers’ compensation, where Rockwell Automation is self-insured up to a specified dollar amount. Claims exceeding this amount up to specified limits are covered by policies purchased by Rockwell Automation from commercial insurers.

Environmental Matters

The Company records accruals for environmental matters in the period in which its responsibility is probable and the cost can be reasonably estimated. Revisions to the accruals are made in the periods in which the estimated costs of remediation change. At environmental sites for which more than one potentially responsible party has been identified, a liability is recorded for the Company’s estimated allocable share of costs related to the Company’s involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites for which the Company is the only responsible party, a liability is recorded for the total estimated costs of remediation. Future expenditures for environmental remediation obligations are not discounted to their present value. If recovery from insurers or other third parties is probable, the Company records a receivable for the estimated recovery.

Conditional Asset Retirement Obligations

Conditional asset retirement obligations are accounted for under Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47).

The Company accrues for costs related to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development or the normal operation of the long-lived asset. The obligation to perform the asset retirement activity is not conditional even though the timing or method may be conditional. See Note 16 for additional information related to these obligations.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132R (SFAS 158). SFAS 158 requires companies to recognize the funded status of pension and other postretirement benefit plans on sponsoring employers’ balance sheets and to recognize changes in the funded status in the year the changes occur. It also requires the measurement date of plan assets and obligations to occur at the end of the employers’ fiscal year. SFAS 158 is effective for the Company at the end of fiscal 2007, except for the change in measurement date, which is effective for the Company in fiscal 2008. The effect on the Company’s financial statements is dependent upon the discount rate at its fiscal 2007 measurement date (June 30, 2007) and actual returns on its pension plan assets during the year. The Company expects the statement to result in a reduction of Rockwell Automation’s Invested Equity balance.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS 157 will be effective for the Company beginning in fiscal 2008. The Company is evaluating the statement to determine the effect on its financial statements and related disclosures.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. This pronouncement is effective for the Company in fiscal 2007. The Company does not believe SAB 108 will have a material effect on its financial statements and related disclosures.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for Power Systems beginning in fiscal 2008. The Company is evaluating the interpretation to determine the effect on its financial statements and related disclosures.

2. Share-Based Compensation

Effective October 1, 2005, the Company adopted SFAS 123(R), Share-Based Payment (SFAS 123(R)), using the modified prospective application transition method. Before the Company adopted SFAS 123(R), it accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

During 2006, the Company recognized $3,936 in share-based compensation expense. The total income tax benefit recognized during 2006 was $1,555. The Company recognizes compensation expense on grants of share-based compensation awards on a straight-line basis over the service period of each award recipient. As of September 30, 2006, total unrecognized compensation cost related to share-based compensation awards was $3,431 net of estimated forfeitures, which the Company expects to recognize over a weighted average period of approximately 1.2 years. Rockwell Automation uses its treasury stock to deliver shares of its common stock under its share-based compensation plans.

Stock Options

Certain employees of the Company have been granted options to purchase Rockwell Automation common stock under Rockwell Automation’s stock-based compensation plans. Stock options granted under Rockwell Automation’s stock-based compensation plans are granted at exercise prices equal to the fair market value of the stock on the grant dates. The exercise price for some options granted under the plans may be paid in cash, shares of common stock or a combination of cash and shares. Stock options expire ten years after the grant date and vest ratably over three years.

The per share weighted average fair value of stock options granted during the years ended September 30, 2006, 2005, and 2004 was $17.47, $12.61 and $7.17, respectively. The Company estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	2006	2005	2004
Average risk-free interest rate	4.33%	3.59%	3.17%
Expected dividend yield	1.56%	1.50%	2.34%
Expected volatility	0.32	0.31	0.31
Expected term (years)	5.3	5.0	5.0

The average risk-free interest rate is based on the five-year U.S. treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of Rockwell Automation common stock as of the grant date. The Company determined expected volatility using a weighted average of daily historical volatility (90 percent) of Rockwell Automation’s stock price over the past four years (the period since Rockwell Automation’s spin off of Rockwell Collins, Inc.) and implied volatility (10 percent) based upon exchange traded options for Rockwell Automation common stock. The Company determined that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than purely historical volatility. The Company determined the expected term of the stock options using historical data adjusted for the estimated exercise dates of unexercised options.

A summary of stock option activity for the years ended September 30, 2006, 2005 and 2004 are:

	Shares (in thousands)	Wtd. Avg. Exercise Price	Aggregate Remaining Contractual Term (years)	Intrinsic Value (in thousands)
Number of shares under option:
Outstanding at September 30, 2003	1,518	$14.19
Granted	417	28.16
Exercised	(483)	14.81
Forfeited	(23)	22.64

Outstanding at September 30, 2004	1,429	18.81	7.3	$28,199

Exercisable at September 30, 2004	654	15.14	5.9	15,693

Outstanding at September 30, 2004	1,429	$18.81
Granted	343	43.94
Exercised	(352)	17.87
Forfeited	(17)	32.81

Outstanding at September 30, 2005	1,403	25.25	7.1	$38,120

Exercisable at September 30, 2005	635	16.07	5.8	24,304

Outstanding at September 30, 2005	1,403	$25.25
Granted	243	56.36
Exercised	(567)	18.30
Forfeited	(35)	40.54

Outstanding at September 30, 2006	1,044	35.50	7.3	$23,587

Exercisable at September 30, 2006	462	23.03	6.0	16,217

The table below presents stock option activity for years ended September 30, 2006, 2005, and 2004 (in thousands):

	2006	2005	2004
Total intrinsic value of stock options exercised	$26,039	$10,987	$8,551
Total fair value of stock options vested	2,674	1,632	1,405

Performance Share Awards

Certain key employees are also eligible to receive shares of Rockwell Automation common stock in payment of performance share awards granted to them. During 2006, 15 performance share awards were granted (for which up to 30 shares of Rockwell Automation common stock could be delivered in payment). Grantees of performance shares will be eligible to receive shares of Rockwell Automation common stock depending upon Rockwell Automation’s total shareowner return, assuming reinvestment of all dividends, relative to the performance of the S&P 500 over a three-year period. No performance share awards were outstanding as of September 30, 2005.

The per share fair value of performance shares granted during the year ended September 30, 2006 was $63.24 which the Company determined using a Monte Carlo simulation and the following assumptions:

Average risk-free interest rate	4.41%
Expected dividend yield	1.56%
Expected volatility (Rockwell Automation)	0.32
Expected volatility (average S&P 500 firm)	0.36

The average risk-free interest rate is based on the three-year U.S. treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of Rockwell Automation common stock as of the grant date. The Company determined expected volatility using a weighted average of daily historical volatility (90 percent) of Rockwell Automation’s stock price over the past four years (the period since Rockwell Automation’s spin off of Rockwell Collins, Inc.) and implied volatility (10 percent) based upon exchange traded options for Rockwell Automation common stock. The Company determined that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than purely historical volatility. The Company determined the average S&P 500 expected volatility using daily historical volatility for the period from January 2002 through December 2004.

Restricted Stock

Rockwell Automation also grants restricted stock awards to certain employees. Restrictions lapse over periods ranging from three to five years. No restricted stock awards were outstanding as of, or prior to, September 30, 2005. During 2006, approximately 7 restricted stock awards were granted to employees of the Company. The per share fair value of restricted stock awards granted during the year ended September 30, 2006 was $56.36. The Company values restricted stock awards at the closing market value of Rockwell Automation common stock on the date of grant.

Prior Year Pro Forma Expense

The following table illustrates the effect on net income as if the fair value-based method provided by SFAS No. 123, Accounting for Stock-Based Compensation, had been applied for all outstanding and unvested awards for periods before the Company adopted SFAS 123(R) (in thousands):

	2005	2004
Net income, as reported	$61,878	$23,704
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	2,801	1,646

Pro forma net income	$59,077	$22,058

Pro forma net income for 2005 includes $1,197 after tax of compensation expense for retirement eligible stock option participants. Compensation expense for these participants was previously reported over the vesting period. Stock options granted to retirement eligible plan participants who retire under Rockwell Automation’s retirement plans on or after the first anniversary of the grant date continue to vest post-retirement in accordance with plan provisions and agreements related thereto. If the plan participant retires less than twelve months from the grant date, the options under that grant are forfeited. Stock compensation expense on grants to plan participants who are retirement eligible on the grant date or who will be retirement eligible in less than twelve months from the grant date is reported in pro forma net income over the twelve month period from the grant date. Stock compensation expense on grants to plan participants who become retirement eligible between twelve and thirty-six months after the grant date are reported in pro forma net income over the period from grant date to the retirement eligibility date.

Pro forma net income for 2004 includes $524 after tax of compensation expense related to performance-vesting options that vested in the first quarter of 2004 as a result of the market price of Rockwell Automation common stock reaching a specified level for a pre-determined period of time.

3. Related Party Transactions

Services provided by the Company to Rockwell Automation and services provided by Rockwell Automation to the Company are accounted for within Rockwell Automation’s Invested Equity balance in the accompanying Balance Sheet.

Services Provided by the Company to Rockwell Automation

The Company provides services to Rockwell Automation, including marketing, sales and engineering support. Costs for these services are billed by the Company based on an estimated usage and are included as a reduction to Selling, general and administrative expenses of approximately $2,463 for 2006, $2,564 for 2005 and $2,683 for 2004 in the accompanying Statement of Operations. Costs relating to engineering support approximating $67 for 2006 were recorded as a reduction of Cost of sales in the accompanying Statement of Operations.

Services Provided by Rockwell Automation to the Company

Rockwell Automation provides various services to the Company that are billed based on estimated usage and are included in the accompanying Statement of Operations. Such services primarily consist of engineering and sales support as well as facilities services for employees of the Company located in facilities owned or leased by Rockwell Automation. The costs billed to the Company for engineering and sales support totaled approximately $4,233 for 2006, $3,287 for 2005 and $3,341 for 2004. The facilities and other costs billed totaled approximately $1,378 for 2006, $1,407 for 2005 and $1,782 for 2004. These costs are included within Cost of sales in the amount of $2,951 for 2006, $2,005 for 2005 and $1,901 for 2004 and within Selling, general and administrative expenses in the amount of $2,660 in 2006, $2,689 in 2005, and $3,222 in 2004 in the accompanying Statement of Operations.

Rockwell Automation also provides management services to the Company, including corporate oversight, financial, legal, tax, corporate communications, treasury, internal audit and human resources. The costs of providing these services have been allocated based on Company sales in proportion to total Rockwell Automation sales. These costs totaled $11,600 in 2006, $10,000 in 2005 and $10,100 in 2004 and are included within Selling, general and administrative expenses in the accompanying Statement of Operations. These allocations are not necessarily indicative of the costs that would have been incurred on a standalone basis, and other methods of allocating such costs could provide substantially different results.

Vermont Reserve Affiliate Receivable

Vermont Reserve Insurance Company (Vermont Reserve), a non-operating subsidiary of Reliance Electric, had an affiliate receivable with Reliance Electric as it deposited funds with Reliance Electric under an agreement that permits Vermont Reserve to deposit an unlimited amount of funds or to borrow up to $25,000. These deposited funds were transferred to Rockwell Automation in accordance with the Company’s participation in Rockwell Automation’s centralized cash management system. All amounts on deposit are payable to Vermont Reserve on demand.

On August 31, 2006 Reliance Electric distributed its ownership interest in Vermont Reserve to Rockwell Automation at its book value. The distribution of the ownership interest of Vermont Reserve, in the amount of $4,779 is reported as a non-cash transfer within the accompanying Statement of Cash Flows. As of September 30, 2006, all balances related to Vermont Reserve are reported within Rockwell Automation’s Invested Equity balance in the accompanying Balance Sheet.

Purchases and Sales with Rockwell Automation

In the ordinary course of business, the Company purchases various products from and sells various products to other businesses of Rockwell Automation at cost plus a markup of 10 percent to 20 percent, which does not necessarily represent a market price. The following table summarizes these purchases and sales (in thousands):

	2006	2005	2004
Purchases from Rockwell Automation	$33,444	$30,852	$34,046
Sales to Rockwell Automation	23,577	19,658	17,455

CoLinx, LLC

During 2006, the Company sold a portion of its ownership interest in CoLinx, LLC (CoLinx), a company that provides logistics and e-commerce services. This sale resulted in a gain of $758, and reduced the Company’s ownership interest from 25 percent to 20 percent. This ownership interest is accounted for using the equity method. The Company’s investment in CoLinx of $488 at September 30, 2006 and $143 at September 30, 2005 is included in Other assets in the accompanying Balance Sheet. The Company paid CoLinx $21,599 in 2006, $18,190 in 2005 and $16,925 in 2004, primarily for logistics services based upon actual usage. CoLinx paid the Company approximately $3,802 in 2006, $2,805 in 2005 and $2,154 in 2004 for the use of the Company’s Crossville, Tennessee facility and other services. The net amounts billed to and from CoLinx are included in Cost of sales in the accompanying Statement of Operations. The amounts due to CoLinx at September 30, 2006 and September 30, 2005 were $248 and $412, respectively, and are reflected within Accounts payable on the accompanying Balance Sheet. The amounts due from CoLinx at September 30, 2006 and 2005 were not significant.

Endorsia.com International AB

The Company owns 20 percent of Endorsia.com International AB (Endorsia), a company that provides e-commerce services in Europe. This ownership interest is accounted for using the equity method. The Company’s investment in Endorsia of $1,529 at September 30, 2006 and $1,316 at September 30, 2005 is included in Other assets in the accompanying Balance Sheet. During the periods presented, the Company made payments to Endorsia for e-commerce services. The amounts paid to Endorsia were not significant.

4. Acquisition of Business

On September 1, 2005, the Company’s Electrical segment acquired the assets of Quality Rewind & Electric, Inc.’s motor repair and management business based in Ft. McMurray, Alberta, Canada. The purchase price approximated $5,375.

The results of operations of this business have been included in the accompanying Statement of Operations since the date of acquisition. Pro forma financial information and allocation of the purchase price is not presented as the effect of this acquisition was not material to the Company’s results of operations or financial position.

5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended September 30, 2005 and 2006 are (in thousands):

Balance as of September 30, 2004	$145,068
Acquisition of business and translation	2,093

Balance as of September 30, 2005	147,161

Translation	47

Balance as of September 30, 2006	$147,208

Goodwill of $145,068 pertains to the Company’s Mechanical segment and $2,140 relates to the Electrical segment. The Company performs its annual evaluation of goodwill and indefinite life intangible assets for impairment during the second quarter of each year and, based on its review in the second quarter of 2006, concluded that there was no impairment.

Other intangible assets consist of (in thousands):

	September 30, 2006
	Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:
Distributor networks	$42,446	$12,629	$29,817
Patents and other intangible assets	16,209	13,955	2,254

Total amortized intangible assets	58,655	26,584	32,071
Trademarks not subject to amortization	147,467	—	147,467

Total	$206,122	$26,584	$179,538

	September 30, 2005
	Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:
Distributor networks	$42,280	$10,832	$31,448
Patents and other intangible assets	16,257	13,046	3,211

Total amortized intangible assets	58,537	23,878	34,659
Trademarks not subject to amortization	147,467	—	147,467

Total	$206,004	$23,878	$182,126

The Reliance and Dodge trademarks have been determined to have an indefinite life, and therefore are not subject to amortization.

Estimated amortization expense is $2,111 in 2007, $2,111 in 2008, $1,415 in 2009, $1,183 in 2010, and $1,183 in 2011.

6. Inventories

Inventories consist of (in thousands):

	September 30,
	2006	2005
Finished goods	$77,600	$67,693
Work in process	43,628	38,590
Raw materials, parts, and supplies	66,823	58,153

Inventories	$188,051	$164,436

Inventories are reported net of the allowance for excess and obsolete inventory of $10,029 at September 30, 2006 and $9,887 at September 30, 2005.

7. Property

Property consists of (in thousands):

	September 30,
	2006	2005
Land	$7,628	$11,427
Buildings and improvements	77,024	115,928
Machinery and equipment	474,923	470,013
Construction in progress	16,246	10,715

Total	575,821	608,083
Less accumulated depreciation	372,671	369,750

Property, net	$203,150	$238,333

The decrease in the Company’s Land and Buildings and improvements balances in 2006 is the result of a sale-leaseback transaction of 16 properties that occurred during the year. See Note 14 for additional information.

8. Other Current Liabilities

Other current liabilities consist of (in thousands):

	September 30,
	2006	2005
Advance payment from customers	$2,417	$1,801
Customer returns, rebates and incentives	10,609	8,477
Product warranty obligations (Note 9)	3,238	3,227
Taxes other than income taxes	5,394	5,955
Deferred sale-leaseback gain (Note 14)	1,018	—
Other	9,348	7,800

Other current liabilities	$32,024	$27,260

9. Product Warranty Obligations

The Company records a liability for product warranty obligations at the time of sale to a customer based upon historical warranty experience. Most of its products are covered under a warranty period that runs for twelve months from either the date of sale or from installation to an end-user or OEM customer. The Company records a liability for specific warranty matters when they become known and reasonably estimable. The Company’s product warranty obligations are included in Other current liabilities in the accompanying Balance Sheet.

Changes in the product warranty obligations are (in thousands):

	September 30,
	2006	2005
Balance at beginning of period	$3,227	$2,926
Warranties recorded at time of sale	4,897	4,544
Adjustments to pre-existing warranties	—	30
Payments	(4,886)	(4,273)

Balance at end of period	$3,238	$3,227

10. Retirement Benefits

Rockwell Automation sponsors funded and unfunded pension plans and other postretirement benefit plans for its employees. The pension plans cover most of the Company’s employees and provide for monthly pension payments to eligible employees after retirement. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees are primarily based on specified benefit amounts and years of service. Other postretirement benefits are primarily in the form of retirement medical plans that cover most of the Company’s United States employees and provide for the payment of certain medical costs of eligible employees and dependents after retirement. Retirement benefit costs and obligations, including pension and postretirement plans, related to all of the Company’s employees are included within the accompanying financial statements.

The components of net periodic benefit cost of the Company are (in thousands):

	Pension Benefits			Other Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Service cost	$10,133	$9,770	$9,661	$2,894	$1,813	$1,818
Interest cost	19,012	18,850	16,967	8,314	8,135	7,227
Expected return on plan assets	(26,856)	(21,308)	(18,660)	—	—	—
Amortization:
Prior service cost	212	777	720	(2,546)	(2,548)	(2,533)
Net actuarial loss	9,506	2,528	2,219	8,037	4,807	4,211

Net periodic benefit cost	$12,007	$10,617	$10,907	$16,699	$12,207	$10,723

Benefit obligation, plan assets, funded status, and net liability information of the Company is summarized as follows (in thousands):

	Pension Benefits		Other Postretirement Benefits
	2006	2005	2006	2005
Benefit obligations at beginning of year	$368,908	$307,683	$171,682	$135,536
Service cost	10,133	9,770	2,894	1,813
Interest cost	19,012	18,850	8,314	8,135
Discount rate change	(62,737)	52,396	(17,009)	19,000
Actuarial losses	13,414	(3,270)	(34,005)	21,800
Plan amendments	971	(4,355)	(21,100)	—
Medicare subsidy effect	—	—	500	(2,200)
Plan participant contributions	—	—	4,700	3,200
Benefits paid	(14,686)	(12,991)	(15,830)	(15,422)
Currency translation and other	498	825	150	—

Benefit obligation at end of year	335,513	368,908	100,296	171,682

Plan assets at beginning of year	242,422	225,482	—	—
Actual return on plan assets	24,224	18,995	—	—
Company contributions	103,926	10,281	11,130	12,222
Plan participant contributions	—	—	4,700	3,200
Benefits paid	(14,686)	(12,991)	(15,830)	(15,422)
Currency translation and other	441	655	—	—

Plan assets at end of year	356,327	242,422	—	—

Funded status of plan	20,814	(126,486)	(100,296)	(171,682)
Contributions after measurement date	—	19,084	—	—
Unamortized amounts:
Prior service cost	710	(52)	(47,529)	(29,008)
Net actuarial losses	88,923	144,945	65,742	124,796

Net amount on balance sheet	$110,447	$37,491	$(82,083)	$(75,894)

Net amount on balance sheet consists of:
Prepaid pension	$110,596	$37,581	$—	$—
Total retirement benefit liability	(3,528)	(132,427)	(82,083)	(75,894)
Deferred tax asset	1,166	51,848	—	—
Intangible asset	209	258	—	—
Accumulated other comprehensive loss	2,004	80,231	—	—

Net amount on balance sheet	$110,447	$37,491	$(82,083)	$(75,894)

During 2006, the Company recorded a decrease to its minimum pension liability of $128,899 resulting primarily from the discount rate change and Rockwell Automation’s $450,000 contribution to its U.S. pension plan trust in October 2005 for which $84,107 was on behalf of the Company, resulting in an increase to Rockwell Automation’s Invested Equity. The decrease in the Company’s minimum pension liability and related deferred tax asset resulted in a net increase to Rockwell Automation’s Invested Equity (reported as a decrease in accumulated other comprehensive loss) of $78,227.

In 2005, the Company amended its U.S. pension plan, effective for 2006, to eliminate the early retirement subsidy for certain employees. The effect of the amendment is a reduction in the pension obligation of approximately $4,400 and a corresponding reduction in annual pension expense recognized over the average remaining service life of plan participants. In 2005, Rockwell Automation made voluntary contributions of $28,407 to the U.S. qualified pension plan trust in which the Company participates, including $18,691 contributed in the fourth quarter.

The Company uses an actuarial measurement date of June 30 to measure its benefit obligations and to calculate its net periodic benefit cost for pension and other postretirement benefits.

The accumulated benefit obligation for the Company’s pension plans is $323,891 as of the 2006 measurement date and $356,360 as of the 2005 measurement date.

Net Periodic Benefit Cost Assumptions

Significant assumptions used in determining net periodic benefit cost for the period ended September 30 are (in weighted averages):

	Pension Benefits September 30,			Other Postretirement Benefits September 30,
	2006	2005	2004	2006	2005	2004
U.S. Plans
Discount rate	5.25%	6.25%	6.00%	5.00%	6.25%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%	—	—	—
Compensation increase rate	4.06%	4.50%	4.50%	—	—	—
Non-U.S. Plans
Discount rate	5.40%	6.26%	6.26%	5.00%	6.25%	6.25%
Expected return on plan assets	7.40%	8.00%	8.00%	—	—	—
Compensation increase rate	3.11%	3.50%	3.51%	—	—	—

Net Benefit Obligation Assumptions

Significant assumptions used in determining the benefit obligations are (in weighted averages):

	Pension Benefits September 30,		Other Postretirement Benefits September 30,
	2006	2005	2006	2005
U.S. Plans
Discount rate	6.50%	5.25%	6.50%	5.00%
Compensation increase rate	4.19%	4.06%	—	—
Healthcare cost trend rate(1)	—	—	10.00%	11.00%

Non-U.S. Plans
Discount rate	5.64%	5.26%	5.50%	5.00%
Compensation increase rate	3.07%	3.01%	—	—
Healthcare cost trend rate(2)	—	—	8.00%	8.75%

(1)	The healthcare cost trend rate reflects the estimated increase in gross medical claims costs as required to be disclosed by SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. As a result of the plan amendment adopted effective October 1, 2002, the Company’s effective per person retiree medical cost increase is zero percent beginning in 2005 for the majority of Rockwell Automation’s postretirement benefit plans. For the Company’s other plans, the management assumed gross healthcare cost trend rate will decrease to 5.5% in 2011.

(2)	Decreasing to 4.25% in 2011.

Effective October 1, 2002, Rockwell Automation amended its United States postretirement healthcare benefit program in order to mitigate the increasing cost of postretirement healthcare services. Effective

January 1, 2004, Rockwell Automation began contributing 50 percent of the amount in excess of the 2003 per capita amount. However, Rockwell Automation’s calendar 2004 contribution was limited to a 7.5 percent increase from the 2003 per capita amount. Effective January 1, 2005, Rockwell Automation limited its future per capita maximum contribution to its calendar 2004 per capita contribution.

As a result of the finalization of the rules for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), net periodic postretirement benefit cost decreased by $1,300 in 2005.

In determining the expected long-term rate of return on assets assumption, Rockwell Automation equally considers the historical performance and the future expected performance for returns for each asset category, as well as the target asset allocation of the pension portfolios. Rockwell Automation management consulted with and considered the opinions of financial and other professionals in developing appropriate return assumptions. This resulted in the selection of the weighted average long-term rate of return on assets assumption. The Company’s weighted-average asset allocations at September 30, by asset category, are:

Asset Category	Allocation Range	Target Allocation	September 30,
			2006	2005
Equity Securities	50% – 80%	63%	64%	68%
Debt Securities	20% – 50%	37%	36%	32%
Other	0% – 20%	—	—	—

The investment objective for pension funds related to the Company’s defined benefit plans is to meet the plan’s benefit obligations, while maximizing the long-term growth of assets without undue risk. Rockwell Automation strives to achieve this objective by investing plan assets within target allocation ranges and diversification within asset categories. Target allocation ranges are guidelines that are adjusted periodically based on ongoing monitoring by plan fiduciaries. Investment risk is controlled by rebalancing to target allocations on a periodic basis and ongoing monitoring of investment manager performance relative to the investment guidelines established for each manager.

As of September 30, 2006 and 2005, the Company’s pension plans do not own Rockwell Automation common stock.

In certain non-U.S. countries in which the Company operates, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, the Company typically makes benefit payments directly from cash as they become due, rather than by creating a separate pension fund.

Estimated Future Payments

The following benefit payments, which include employees’ expected future service, as applicable, are expected to be paid (in thousands):

	Pension Benefits	Other Postretirement Benefits
2007	$15,486	$9,333
2008	16,593	9,239
2009	17,790	9,049
2010	19,045	8,857
2011	20,188	8,663
2012 – 2016	116,265	40,747

Other Postretirement Benefits

A one-percentage point change in assumed healthcare cost trend rates would have the following effect (in thousands):

	One-Percentage Point Increase		One-Percentage Point Decrease
	2006	2005	2006	2005
Increase (decrease) to total of service and interest cost components	$1,085	$790	$(935)	$(690)
Increase (decrease) to postretirement benefit obligation	3,354	13,100	(2,848)	(11,500)

Pension Benefits

Information regarding our pension plans with accumulated benefit obligations in excess of the fair value of plan assets (underfunded plans) as of the 2006 and 2005 measurement dates (June 30) are as follows (in thousands):

	2006	2005
Projected benefit obligation	$3,182	$368,908
Accumulated benefit obligation	3,011	356,360
Fair value of plan assets	1,899	242,422

Deferred Contribution Savings Plans

Rockwell Automation also sponsors certain defined contribution savings plans for eligible employees. The Company’s expense related to these plans was approximately $3,610 in 2006, $3,298 in 2005, and $3,705 in 2004.

11. Other (Expense) Income

The components of other (expense) income are (in thousands):

	2006	2005	2004
Net loss on disposition of property	$(2,071)	$(950)	$(845)
Interest income	23	34	9
Earnings (loss) on equity method investments	1,433	17	(312)
Environmental charges	(335)	(1,322)	(6,000)
Other	739	1,135	209

Other (expense) income	$(211)	$(1,086)	$(6,939)

12. Income Taxes

All of the Company’s U.S. operations are included in the U.S. consolidated or combined income tax returns of Rockwell Automation. The accompanying Balance Sheets do not include current or prior period income tax receivables or payables related to wholly-owned U.S. and international subsidiaries which file on a consolidated basis with Rockwell Automation as they are included as a component of Rockwell Automation’s Invested Equity. Therefore, the current or prior year period income tax receivables or payables in the accompanying Balance Sheets relate to the Company’s legal entities in China and Mexico which are not combined for income tax filing purposes with other subsidiaries of Rockwell Automation. The income tax provisions have been determined as if the Company was a separate taxpayer.

The components of the income tax provision (benefit) are as follows (in thousands):

	2006	2005	2004
Current:
United States	$57,566	$11,094	$10,518
Non-United States	4,059	195	(395)
State and local	6,984	472	1,179

Total current	68,609	11,761	11,302
Deferred:
United States	(10,995)	18,695	2,722
Non-United States	(1,473)	425	20
State and local	(3,042)	1,472	312

Total deferred	(15,510)	20,592	3,054

Other (expense) income	$53,099	$32,353	$14,356

Net current deferred income tax assets at September 30, 2006 and 2005 consist of the tax effects of temporary differences related to the following (in thousands):

	2006	2005
Retirement benefits	$526	$489
Compensation and benefits	385	4,341
Product warranty costs	1,163	1,229
Inventory	5,559	5,926
Allowance for doubtful accounts	1,801	1,575
Self-insurance reserves	1,218	884
Sales rebate reserve	2,808	2,222
Other - net	3,818	2,526

Current deferred income tax assets	$17,278	$19,192

Net long-term deferred income tax assets (liabilities) at September 30, 2006 and 2005 consist of the tax effects of temporary differences related to the following (in thousands):

	2006	2005
Retirement benefits	$(11,697)	$41,391
Property	(28,856)	(37,102)
Intangible assets	(64,098)	(70,718)
Net operating loss carryforwards	6,109	6,295
Self-insurance reserves	2,393	2,134
Other - net	8,809	3,403

Subtotal	(87,340)	(54,597)
Valuation allowance	(6,109)	(6,295)

Long-term deferred income tax liabilities	$(93,449)	$(60,892)

Total deferred tax assets were $34,589 at September 30, 2006 and $72,415 at September 30, 2005. Total deferred tax liabilities were $104,651 at September 30, 2006 and $107,820 at September 30, 2005.

The Company believes it is more likely than not it will realize current and long-term deferred tax assets through the reduction of future taxable income, other than as discussed below. Significant factors management considered in determining the probability of the realization of the deferred tax assets include: (a) the Company’s historical operating results (approximately $258,000 of United States income from operations before income taxes over the past three years), (b) expected future earnings, and (c) the extended period of time over which the retiree medical benefits will be paid.

The Company has a $6,109 valuation allowance at September 30, 2006 for non-United States net operating loss carryforwards for which utilization is uncertain. The carryforward period for the non-United States net operating loss carryforwards is indefinite.

The Company’s tax audit accruals of $2,811 at September 30, 2006 and $2,210 at September 30, 2005 are recorded within Other liabilities in the accompanying Balance Sheet.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	3.8	3.7	3.9
State tax refund claims	—	(0.8)	—
State deferred tax revaluation	(1.0)	(0.8)	—
Non-United States taxes	(1.0)	(2.6)	0.2
Tax benefits on export sales	(0.3)	(0.6)	(2.5)
Other	0.3	0.4	1.1

Effective income tax rate	36.8%	34.3%	37.7%

The Company obtained a tax holiday for its legal entity in China in 2005 and 2004 and reduced income tax rates for 2006 through 2008.

The Company calculated the income tax provisions based upon the following components of income (loss) before income taxes (in thousands):

	2006	2005	2004
United States income	$132,883	$85,344	$39,398
Non-United States income (loss)	11,440	8,887	(1,338)

Total	$144,323	$94,231	$38,060

The Company has not provided U.S. deferred taxes on cumulative earnings of non-U.S. locations that have been reinvested indefinitely. These earnings relate to ongoing operations and at September 30, 2006, were approximately $51,932. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. or state income tax liabilities that would be payable if such earnings were not reinvested indefinitely. Deferred taxes are provided for non-U.S. affiliates when we plan to remit those earnings.

Income taxes paid by Rockwell Automation in 2006, 2005 and 2004 for the Company’s operations that are included in the consolidated or combined returns of Rockwell Automation are included as a component of Rockwell Automation’s Invested Equity.

13. Special Charges

In 2005, the Company recorded special charges of $4,974 for costs associated with the closing of a facility, the reduction of workforce, inventory write-offs and asset impairments. Total cash expenditures in connection with this action approximated $379 and primarily related to employee severance and separation costs. As of September 30, 2006 the reserve balance related to these charges approximates $14 and is recorded within Other current liabilities.

In 2004, the Company closed a European manufacturing facility and recorded special charges of $4,893. The special charges included write-downs of inventory balances, asset impairments and a reduction in workforce. Total cash expenditures in connection with this action approximated $2,806 and primarily related to employee severance, benefits and equipment relocation costs. Cash expenditures of $1,759 were paid in 2004 with the remaining $1,047 being spent in 2005.

The special charges are reflected in the Statement of Operations for the year ended September 30, 2005 in Cost of sales in the amount of $4,974 and for the year ended September 30, 2004 in Cost of sales in the amount of $3,911 and in Selling, general and administrative expenses in the amount of $982.

14. Lease Commitments

Rental expense was $9,404 in 2006; $5,970 in 2005; and $5,530 in 2004. Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $70,857 as of September 30, 2006 and are payable as follows (in thousands):

2007	$8,633
2008	7,693
2009	6,677
2010	5,973
2011	5,944
Beyond 2011	35,937

Total	$70,857

In November 2005, the Company completed a sale-leaseback transaction of 16 properties, including the land, buildings and improvements affixed to the properties. The lease terms vary from five to fifteen years depending on the property and have been classified as operating leases. One of the sold properties resulted in a loss of $387 that was recognized in the Company’s first quarter of 2006, and the remaining properties resulted in a gain on sale of $16,260 that will be amortized as a reduction of rent expense over the term of the respective leases. The net book value of the sold assets has been removed from the Company’s balance sheet, except for three properties where the Company has retained a right to re-acquire a subdivided portion of adjacent vacant land. For these properties, the Company will remove the assets from its balance sheet upon re-conveyance of the vacant land or termination of its right. The net proceeds related to these three properties of $18,690 is reported in Other liabilities in the accompanying Balance Sheet as of September 30, 2006. Rental payments for the year ended September 30, 2006 related to properties that had not yet been removed from the Company’s balance sheet were $1,732 and are included within interest expense in the accompanying Statement of Operations.

At September 30, 2006, the amounts related to the gain on sale are recorded within Other current liabilities in the amount of $1,018 and Other liabilities in the amount of $9,780 in the accompanying Balance Sheet.

15. Debt

The Company’s legal entity in China borrows funds under a local short-term credit facility to fund working capital needs. The outstanding balances at September 30, 2006 and 2005 were $760 and $1,112, respectively. The Company repaid $8,445 of industrial development revenue bonds prior to maturity in 2004. Interest payments were $68 during 2006, $17 during 2005 and $188 during 2004. See Note 14 for further information on the Company’s interest expense associated with the 2006 sale-leaseback transaction.

16. Commitments and Contingent Liabilities

The Company from time to time has divested certain businesses. In connection with such divestitures, lawsuits, claims and proceedings may be instituted or asserted against the Company related to the period that it owned the business. Matters for which the Company’s responsibility is probable and the costs can be reasonably estimated are included within the accompanying financial statements.

Environmental Matters

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have and will continue to have an effect on the Company’s manufacturing operations. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Company’s liquidity and capital resources, competitive position or financial condition.

Reliance Electric has been designated as a potentially responsible party at four Superfund sites. The Company estimates the highest total reasonably possible costs it could incur for the Remediation of these Superfund sites at September 30, 2006 to be $200, of which $50 has been accrued.

The Company is indemnified by Exxon Mobil Corporation (Exxon) for substantially all costs associated with environmental matters of Federal Pacific Electric Company, a non-operating subsidiary of Reliance Electric. At September 30, 2006, the Company has recorded a liability of $22,380 within Other liabilities and a corresponding receivable from Exxon of $21,261 within Other assets on the accompanying Balance Sheet for these environmental matters. Management estimates the highest total reasonably possible costs for these matters to be approximately $27,000 based on claims made through September 30, 2006 for which Reliance Electric is substantially indemnified by Exxon. The indemnification agreement covers claims for which Reliance Electric gives, or gave, notice to Exxon before December 29, 2006.

The Company also faces certain environmental claims associated with other discontinued and former operations of Reliance Electric, including the ongoing remediation of a former Toledo-Scale manufacturing facility located in Orlando, Florida. There the Company is currently implementing a cleanup pursuant to a Consent Order with the Florida Department of Environmental Protection. Management estimates the highest total remaining reasonably possible costs for this matter to be approximately $9,800. The costs reflected within the accompanying Statement of Operations related to this environmental claim were $1,236 in 2005 and $6,170 in 2004. The liabilities related to this claim as of September 30, 2006 are included within Other current liabilities in the amount of $2,800 and Other liabilities in the amount of $3,671 on the accompanying Balance Sheet.

Based on its assessment, management believes that the Company’s expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company’s liquidity and capital resources, competitive position or financial condition. Management cannot assess the possible effect of compliance with future requirements or costs associated with sites that may be identified in the future requiring remediation.

Conditional Asset Retirement Obligations

Effective September 30, 2006, the Company adopted FIN 47, which clarifies the guidance included in SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). Under FIN 47, companies must accrue for costs related to a legal obligation associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development or the normal operation of the long-lived asset. The obligation to perform the asset retirement activity is not conditional even though the timing or method may be conditional.

Identified conditional asset retirement obligations pertain to soil contamination beneath current and previously divested facilities. The Company estimated conditional asset retirement obligations using site-specific knowledge and historical industry expertise. The application of FIN 47 resulted in a charge, net of tax, of $1,122 included in the Statement of Operations for the year ended September 30, 2006 as the cumulative effect of a change in accounting principle. The liability for conditional asset retirement obligations recognized at September 30, 2006 as the result of the application of FIN 47 was $1,824 and is recorded in Other liabilities in the accompanying Balance Sheet.

Pro forma amounts, as if FIN 47 had been applied for all periods (dollars in thousands):

	2006	2005	2004
Net income, as reported	$90,102	$61,878	$23,704
Add: FIN 47 cumulative adjustment, net of tax	1,122	—	—
Less: FIN 47 accretion expense, net of tax	(61)	(57)	(54)

Pro forma net income	$91,163	$61,821	$23,650

Pro forma asset retirement obligation, end of period	$1,824	$1,726	$1,632

Foreign Corrupt Practices Act

As a result of an internal review, Rockwell Automation determined during the fourth quarter of 2006 that actions by a small number of employees at certain of the Company’s operations in one jurisdiction may have violated the U.S. Foreign Corrupt Practices Act (FCPA) or other applicable laws. The Company does business in this jurisdiction with government owned enterprises or government owned enterprises that are evolving to commercial businesses. These actions involved payments for non-business travel expenses and certain other business arrangements involving potentially improper payment mechanisms for legitimate business expenses. Special outside counsel has been engaged to investigate the actions and report to Rockwell Automation’s Audit Committee. Their review is ongoing.

Rockwell Automation voluntarily disclosed these actions to the U.S. Department of Justice (DOJ) and the SEC beginning in September 2006. Rockwell Automation and the Company are implementing thorough remedial measures, and are cooperating on these issues with the DOJ and SEC. Rockwell Automation has agreed to update the DOJ and SEC periodically regarding any further developments as the investigation continues. If violations of the FCPA occurred, Rockwell Automation and the Company may be subject to consequences that could include fines, penalties, other costs and business-related impacts.

Rockwell Automation and the Company could also face similar consequences from local authorities, Management is not in a position to reasonably estimate the potential consequences at this time.

Other Matters

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of its business, including those pertaining to product liability, workers compensation, intellectual property, employment and contract matters. The Company has been named in two product liability cases in which the damages claim exceeds $1,000. In both cases, management believes that the Company has strong and meritorious defenses and the Company is defending the cases vigorously. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on its business or financial condition.

The Company is also indemnified by Exxon for substantially all costs associated with product liability claims of Federal Pacific Electric Company, to the extent that Reliance Electric gives, or gave, notice of such claims to Exxon before December 29, 2006.

The Company has been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos that was used in certain components of its products many years ago. Currently there are thousands of claimants in lawsuits that name the Company as a defendant, together with hundreds of other companies. The great bulk of the complaints, however, do not identify any of its products or specify which of these claimants, if any, were exposed to asbestos attributable to its products; and past experience has shown that the vast majority of the claimants will never identify any of the Company’s products. For those claimants who do show that they worked with the Company’s products, management nevertheless believes the Company has meritorious defenses, in substantial part due to the lack of asbestos in its products, the integrity of its products, the encapsulated nature of any asbestos-containing components, and the lack of any impairing medical condition on the part of many claimants. Management defends those cases vigorously.

The uncertainties of asbestos claim litigation make it difficult to predict accurately the ultimate outcome of asbestos claims. That uncertainty is increased by the possibility of adverse rulings or new legislation affecting asbestos claim litigation or the settlement process. Subject to these uncertainties and based on the Company’s experience defending asbestos claims, management does not believe these lawsuits will have a material adverse effect on the Company’s financial condition.

17. Business Segment Information

The Power Systems Group of Rockwell Automation is a provider of power conversion and transmission products and services. The Company is organized based upon products and services and has two operating segments: Dodge mechanical (Mechanical) and Reliance electrical (Electrical).

Mechanical

Mechanical’s products include mounted bearings, gear reducers, mechanical drives, conveyor pulleys, couplings, bushings, clutches and motor brakes which are utilized to optimize the transmission of power by matching speed and torque requirements to the driven application. These products are marketed under the Dodge® brand name and are generally sold through an established distributor network.

Electrical

Electrical’s products include industrial and engineered motors, adjustable speed drives, product repair, motor and mechanical maintenance solutions, training and consulting services to OEM’s, end-users and distributors. These products are marketed under the Reliance Electric™ brand name and are generally sold through a direct sales force.

Sales to two customers of primarily the Mechanical segment comprised 12.5 and 8.3 percent of sales in 2006, 14.1 and 10.1 percent in 2005 and 13.4 and 10.2 percent in 2004, respectively. Amounts due from these customers were $14,668 at September 30, 2006 and $13,690 at September 30, 2005.

The following tables reflect the sales and earnings before interest and taxes (EBIT) of the Company’s reportable segments for the years ended September 30 (in thousands):

	2006	2005	2004
Sales:
Mechanical	$487,904	$437,826	$372,825
Electrical	543,988	463,229	396,922

Total	$1,031,892	$901,055	$769,747

Segment EBIT:
Mechanical	$109,118	$82,077	$53,536
Electrical	53,163	29,595	13,470
Headquarters and Other	(16,158)	(17,424)	(28,890)

Total	$146,123	$94,248	$38,116
Interest expense	(1,800)	(17)	(56)
Income tax expense	(53,099)	(32,353)	(14,356)

Income before cumulative effect of accounting change	91,224	61,878	23,704
Cumulative effect of accounting change, net of tax	(1,122)	—	—

Net income	$90,102	$61,878	$23,704

Among other considerations, management evaluates performance and allocates resources based upon segment EBIT which excludes income taxes and interest expense. Costs related to Rockwell Automation’s corporate allocation, Reliance Electric non-operating subsidiaries and incremental acquisition related expenses resulting from purchase accounting adjustments such as intangible asset amortization and depreciation are contained within the Headquarters and Other caption above. In preparing the segment information, the Company uses accounting policies consistent with those described in Note 1.

The following tables summarize the identifiable assets at September 30, the provision for depreciation and amortization and the amount of capital expenditures for property for the years ended September 30 for each of the reportable segments (in thousands):

	2006	2005	2004
Identifiable assets:
Mechanical	$275,196	$285,208	$283,317
Electrical	259,097	252,665	245,281
Headquarters and Other	486,714	423,772	415,447

Total	$1,021,007	$961,645	$944,045

Depreciation and amortization:
Mechanical	$18,494	$15,085	$20,362
Electrical	14,622	19,071	14,485
Headquarters and Other	2,693	4,712	11,797

Total	$35,809	$38,868	$46,644

Capital expenditures for property:
Mechanical	$14,908	$13,941	$11,216
Electrical	12,922	8,617	15,972

Total	$27,830	$22,558	$27,188

Identifiable assets at Headquarters and Other Consist principally of cash, prepaid pension assets, purchase accounting goodwill and intangible assets, environmental and product liability indemnification receivables and deferred income taxes.

The following tables present sales and property by geographic region (in thousands):

	Sales			Property
	2006	2005	2004	2006	2005	2004
United States	$881,355	$782,414	$673,160	$194,993	$230,264	$250,786
Canada	45,168	39,783	31,672	3,402	3,470	1,845
Europe, Middle East and Africa	22,008	14,744	17,835	51	72	87
Asia-Pacific	50,141	37,836	30,672	1,402	1,168	902
Latin America	33,220	26,278	16,408	3,302	3,359	3,704

Total	$1,031,892	$901,055	$769,747	$203,150	$238,333	$257,324

Sales are attributed to the geographic regions based on the country of destination.

18. Subsequent Event

In June 2006, Rockwell Automation announced its intention to divest its Dodge mechanical and Reliance Electric motors and motor repair services businesses. These are the principal businesses of the Company. In November 2006, Rockwell Automation signed a definitive agreement to sell these businesses to Baldor Electric Company for $1.8 billion. Rockwell Automation will retain the Reliance Electric™ and Reliance® branded drives and related parts and services business. The transaction, subject to customary closing conditions and regulatory approval, is expected to close in the Company’s fiscal 2007 second quarter.

Baldor Electric Company

Debt Securities

Preferred Stock

Common Stock

Baldor Electric Company from time to time, may offer to sell senior debt securities, preferred stock and common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “BEZ.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 8, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Baldor Electric Company, a Missouri corporation, which is also referred to as “Baldor,” “the Company,” “we,” “us” and “our,” has filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration procedure. Under this procedure, Baldor may offer and sell from time to time, any of the following securities, in one or more series:

•	debt securities,

•	preferred stock and

•	common stock.

To understand the terms of the securities offered by this prospectus, you should carefully read this prospectus and any prospectus supplement. You should also read the documents referred to under the heading “Where You Can Find More Information” for information on Baldor.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

The prospectus supplement may also contain information about any material U.S. federal income tax considerations relating to the securities covered by the prospectus supplement.

In this prospectus, unless the context otherwise requires:

•	the term “Acquired Business” refers to the Reliance Electric industrial motors and the Dodge mechanical power transmission businesses to be purchased by Baldor from Rockwell Automation, Inc. pursuant to the Purchase Agreement, dated as of November 6, 2006, among Rockwell Automation, Inc. (“Rockwell Automation”), certain of its subsidiaries and Baldor (the “Acquisition Agreement”);

•	the term “Acquisition” refers to the purchase by Baldor of the Acquired Business from Rockwell Automation; and

•	the term “Power Systems” refers to the Power Systems Group of Rockwell Automation, which is comprised of (i) the Acquired Business and (ii) the Reliance Electric and Reliance branded drives business, which will not be purchased by Baldor in the Acquisition.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, NY 10005, on which our common stock is listed.

This prospectus, which forms a part of the registration statement, does not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus or any accompanying prospectus supplement concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

i

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows the “incorporation by reference” into this prospectus of the information filed by us with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus. Information that we file with the SEC will automatically update and supersede the previously filed information. The documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than any portion of any such filing that is furnished under the applicable SEC rules, are incorporated by reference herein:

1. Our annual report on Form 10-K for the year ended December 31, 2005 (filed on March 10, 2006).

2. Our quarterly reports on Form 10-Q for the quarters ended April 1, 2006 (filed on May 11, 2006), July 1, 2006 (filed on August 8, 2006) and September 30, 2006 (filed on November 9, 2006).

3. Our current reports on Form 8-K filed on August 11, 2006, November 2, 2006, November 9, 2006, January 5, 2007 and January 8, 2007.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus. Any such request should be directed to:

Baldor Electric Company

P.O. Box 2400

Fort Smith, Arkansas 72902

(479) 646-4711

Attention: Investor Relations

You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not authorized anyone else to provide you with different or additional information. This prospectus does not offer to sell or solicit any offer to buy any notes in any jurisdiction where the offer or sale is unlawful. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus contains statements that are forward-looking. The forward-looking statements contained in these documents (generally identified by words or phrases indicating a projection or future expectation such as “optimistic,” “will,” “continue,” “expect,” “believe,” “should,” “assumption,” “may,” “estimate,” “judgment,” “anticipate,” or any grammatical forms of these words or other similar words) are based on our current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The factors that might cause such differences include, among others, the following:

•	our ability to consummate the recently announced acquisition of substantially all of Rockwell Automation’s Power Systems business on a timely basis;

ii

•	our ability to integrate the acquired business within the expected timeframes and to achieve the revenue, cost savings, and earnings levels from the acquisition at or above the levels projected;

•	fluctuations in the costs of select raw materials;

•	changes in economic conditions within the United States;

•	economic and political changes in foreign markets in which we envision continued and future growth;

•	our ability to anticipate and respond timely to changing customer demands;

•	developments or new initiatives by our competitors in the markets in which we compete;

•	our reliance on, and increased competition from, independent distributors;

•	potential exposure to product liability claims and other legal proceedings;

•	potential business disruptions due to work stoppages, equipment outages, or information system failures;

•	our leverage, the use of significant amounts of cash to service our indebtedness and preferred stock dividends and the loss of flexibility as a result of the covenants imposed by the instruments governing our indebtedness;

•	our ability to retain qualified personnel;

•	our ability to maintain our rights to intellectual property;

•	the success in increasing sales and maintaining or improving our operating margins; and

•	other factors including those identified in “Risk Factors” in this prospectus and in our filings made from time-to-time with the SEC.

iii

BALDOR ELECTRIC COMPANY

Baldor is a leading manufacturer of industrial electric motors, drives, and generators, currently supplying over 8,000 customers in more than 160 industries. We sell our products to original equipment manufacturers and distributors serving markets in the United States and throughout the world. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption.

On November 6, 2006, we entered into the Acquisition Agreement with Rockwell Automation and certain of its subsidiaries to acquire the Reliance Electric industrial motors business and Dodge mechanical power transmission business for $1.8 billion, subject to adjustment.

We were incorporated as a Missouri corporation on March 11, 1920. Our common stock is listed on the New York Stock Exchange under the symbol “BEZ”. Our headquarters and principal executive offices are located at 5711 R. S. Boreham, Jr. Street, Fort Smith, Arkansas 72901. Our telephone number is (479) 646-4711.

You can obtain more information regarding our business in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the other reports that we file with the SEC. See “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves risk. You should carefully consider the specific risks discussed or incorporated by reference in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Form 10-K for the year ended December 31, 2005 and each of our quarterly reports on Form 10-Q for the quarters ended April 1, 2006, July 1, 2006 and September 30, 2006, which are each incorporated by reference into this prospectus, and which each may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

DESCRIPTION OF SECURITIES WE MAY OFFER

DEBT SECURITIES AND GUARANTEES

We may offer debt securities. Our debt securities and any related guarantees will be issued under an indenture. Unless otherwise specified in the applicable prospectus supplement, the trustee under any indenture will be Wells Fargo Bank, National Association. Holders of our indebtedness will be structurally subordinated to holders of any indebtedness (including trade payables) of any of our subsidiaries that do not guarantee our payment obligations under such indebtedness.

We have summarized certain general features of the debt securities from the form of indenture filed as an exhibit to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities and the guarantees sets forth certain general terms and provisions. The particular terms of the debt securities and guarantees offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the particular debt securities and guarantees will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description. Furthermore, since the terms of specific debt securities may differ from the general information we have provided below, you should rely on information in the applicable prospectus supplement that contradicts different information below.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether securities issued by us will be entitled to the benefits of the guarantees or any other form of guarantee;

•	whether the securities will be senior debt securities or subordinated debt securities;

•	whether securities issued by us will be secured or unsecured, and if secured, what the collateral will consist of;

•	conversion or exchange into other securities;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption (including upon a “change of control”) or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	the subordination provisions that will apply to any debt securities that are subordinated debt securities;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	any other material terms of the debt securities and guarantees.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series may be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional U.S. federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and integral multiples of $1,000. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee provided in the applicable prospectus supplement or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Guarantees

Any debt securities may be guaranteed by one or more of our direct or indirect subsidiaries. Each prospectus supplement will describe any guarantees for the benefit of the series of debt securities to which it relates, including required financial information of the subsidiary guarantors, as applicable.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture, the debt securities and the guarantees shall be construed in accordance with and governed by the laws of the State of New York.

PREFERRED STOCK

The following briefly summarizes the material terms of our preferred stock, other than pricing and related terms that will be disclosed in an accompanying prospectus supplement. You should read the particular terms of any series of preferred stock offered by us, which will be described in more detail in any prospectus supplement relating to such series, together with the more detailed provisions of our restated articles of incorporation, as amended, and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The certificate of designation relating to the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a report incorporated by reference into the prospectus. If any terms of the preferred stock described in any prospectus supplement are inconsistent with the general terms summarized below, the terms described in the prospectus supplement will supersede these general terms.

As of the date of this prospectus, we are authorized to issue up to 5,000,000 shares of preferred stock, par value $.10 per share. As of December 15, 2006, no shares of our preferred stock were outstanding. Under our restated articles of incorporation, as amended, our board of directors is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

•	the number of shares to be included in the series;

•	the designation, powers, preferences and rights of the shares of the series; and

•	the qualifications, limitations or restrictions of such series.

Prior to the issuance of any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the restated articles of incorporation. The term “board of directors” includes any duly authorized committee.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be subsequently issued. Our board of directors, in its discretion, may cause shares of preferred stock to be issued in public or private transactions. Shares of preferred stock we issue may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors.

The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Rank

Unless otherwise specified in the prospectus supplement relating to the shares of a series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

Holders of each series of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books or, if applicable, the records of the depositary referred to below on the record dates fixed by the board of directors. Dividends on a series of preferred stock may be cumulative or noncumulative. Dividends may be paid in shares of common stock or other securities as set forth in the prospectus supplement relating to each series of preferred stock.

We may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on other series of preferred stock that rank on a senior basis have been paid or sufficient funds have been set apart for payment for:

•	all prior dividend periods of other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of other series of preferred stock that pay dividends on a noncumulative basis.

Partial dividends declared on shares of preferred stock and each other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for each series of preferred stock.

Similarly, we may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other of our stock ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for:

•	all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

•	the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

Conversion and Exchange

The prospectus supplement for a series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities.

Redemption and Sinking Fund

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or the option of the holder thereof and may be mandatorily redeemed. Any partial redemptions of preferred stock will be made in a way that the board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

No series of preferred stock will receive the benefit of a sinking fund except as set forth in the applicable prospectus supplement.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of designation establishing such series; and

•	as required by applicable law.

COMMON STOCK

The following description is a summary of elements of our capital stock and is subject to and qualified in its entirety by reference to the more complete descriptions set forth in our restated articles of incorporation, as amended, and our rights agreement, which are attached as exhibits to the registration statement of which this prospectus supplement forms a part.

Common Stock

We are authorized to issue 150,000,000 shares of common stock, $.10 par value. All of the issued and outstanding shares of our common stock are fully paid and nonassessable. Our common stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including our future earnings, capital requirements, general financial condition, general business conditions and other factors.

Except as provided under Missouri law, only the holders of our common stock will be entitled to vote for the election of members to our board of directors and on all other matters. Holders of our common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 351.407 of the General and Business Corporation Law of Missouri. See “—Statutory Provisions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Our board of directors is divided into three classes, with staggered terms of three years each.

All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our common stock.

The transfer agent for our common stock is Continental Stock Transfer & Trust Company.

Common Share Purchase Rights

We have entered into a rights agreement pursuant to which one common stock purchase right is associated with each outstanding share of our common stock. Each share of our common stock issued by us prior to the expiration of the rights agreement will have attached a right. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of our common stock. Unless the context requires otherwise, all references in this prospectus to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, then each full right, unless held by a person or group that beneficially owns more than 20% our outstanding common stock, will initially entitle the holder to purchase one share of our common stock at a purchase price of $120, subject to adjustment. The rights will become exercisable only at the time of a public announcement that, without our prior consent, a person or group has acquired ownership of 20% or more of our outstanding common stock, or ten days after a person or group has made a tender or exchange offer, or announced an intention to make a tender or exchange offer, which would result in that person or group owning 20% or more of our outstanding common stock.

Under some circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value of two times the exercise price. If another corporation acquires us after a party acquires 20% or more of our common stock, then each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price.

The rights may be redeemed at a price of $0.05 at any time until a party acquires 20% or more of our common stock and, after that time, under certain circumstances. The rights expire on May 25, 2008, subject to extension. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

The rights will not be triggered if a person becomes a beneficial owner of 20% or more of our outstanding common stock if that person represents to us that the person did not intend to own 20% or more of our outstanding common stock, that the person intends within five business days to sell enough of our common stock to own less than 20% and the person does in fact sell those shares to an unaffiliated party.

Certain Anti-Takeover Provisions

Under our articles of incorporation, our board of directors is divided into three classes of directors serving staggered terms of three years each. Each class is to be as nearly equal in number as possible, with one class being elected each year. Our articles of incorporation also provide that:

•	any vacancy on the board of directors or any newly created directorship may be filled by the remaining directors then in office, though less than a quorum; and

•	our shareholders have no cumulative voting rights, which means that the holders of shares of our common stock entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Our articles of incorporation provide that we may merge or consolidate with another corporation or dispose of all or substantially all of our assets only by obtaining the approval of not less than 66 2/3% of the aggregate voting power of our outstanding stock entitled to vote. However, if any shareholder is a controlling shareholder by owning more than 20% of the voting power of our outstanding stock, then in order for us to merge, consolidate or dispose of all or substantially all of our assets, we must:

•	obtain the approval of not less than 80% of the aggregate voting power of our outstanding stock, which must include at least 50% of the voting power held by shareholders who are not controlling shareholders; or

•	our board of directors must unanimously approve the merger, consolidation or disposal of assets prior to the controlling shareholder’s acquisition of 20% of the voting power of our outstanding stock.

Statutory Provisions

Section 351.459 of the General and Business Corporation Law of Missouri imposes a five-year prohibition on business combinations between certain Missouri corporations and an interested shareholder. An interested shareholder is a shareholder beneficially owning 20% or more of the voting stock of the Missouri corporation or who is an affiliate or associate of the Missouri corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner of 20% or more of the voting stock of the Missouri corporation.

The five-year prohibition does not apply if the business combination or the stock acquisition in which the interested shareholder became such is approved by the board of directors of the corporation on or prior to the stock acquisition date. Even after the expiration of the five-year period, business combinations between the Missouri corporation and the interested shareholder are prohibited except for the following business combinations:

•	where the board approves the business combination or the stock acquisition by the interested shareholder prior to the stock acquisition date;

•	a business combination approved by holders of a majority of the voting stock not beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder at a meeting called no earlier than five years after the interested shareholder’s stock acquisition date; and

•	any business combination in which the consideration is required to be paid to all shareholders is at least (1) the highest price paid by the interested shareholder for shares within the previous five-year period or (2) the current market value of the shares, whichever is greater, plus interest and less dividends paid on such shares since the valuation date.

Section 351.407 of the General and Business Corporation Law of Missouri provides for limited voting rights for persons making a control share acquisition, which is the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to control shares, which are the number of issued and outstanding shares of the corporation, which would entitle the holder to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority of all voting power.

Shares of a corporation held for more than ten years are not deemed to be control shares. There are several exceptions to the control share acquisition statute, including an exception for an acquisition pursuant to a merger or consolidation. Control shares acquired in a control share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the holders of a majority of the shares entitled to vote of the issuing public corporation.

A Missouri corporation may opt out of Section 351.407 by amending its articles of incorporation. Our articles of incorporation do not contain such a provision. Therefore, we are subject to the control share acquisition statute.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30, 2006	Fiscal Year Ended
		Dec 31, 2005	Jan 1, 2005	Jan 3, 2004	Dec 28, 2002	Dec 29, 2001
Ratio of Earnings to Fixed Charges(1)	11.9	14.5	13.2	10.6	9.5	7.1

(1)	Earnings is the sum of income before taxes from continuing operations and fixed charges. Fixed charges consists of interest expense on indebtedness and an approximation of interest included in rental expense.

During the periods presented in the table above, no preferred shares were outstanding.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF THE SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for the Company by Thompson Coburn LLP, St. Louis, Missouri, and for any underwriters or agents by counsel named in the applicable prospectus supplement. Richard J. Jaudes, is a director of Baldor and is a partner at Thompson Coburn LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Baldor Electric Company and Affiliates’ consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 as set forth in their reports, which are incorporated by reference in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements of Power Systems Group of Rockwell Automation, Inc. as of September 30, 2006 and 2005 and for each of the three years in the period ended September 30, 2006 incorporated in this prospectus by reference from the Current Report on Form 8-K of Baldor Electric Company dated January 8, 2007 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123R, Share-Based Payment and of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations), which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.